   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 30, 1996

                                                      REGISTRATION NO. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                             EXPERIAN CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

       DELAWARE                      7320                    75-2501317
   (STATE OR OTHER            (PRIMARY STANDARD           (I.R.S. EMPLOYER
   JURISDICTION OF                INDUSTRIAL           IDENTIFICATION NUMBER)
   INCORPORATION OR          CLASSIFICATION CODE
    ORGANIZATION)                  NUMBER)

                             505 CITY PARKWAY WEST
                               ORANGE, CA 92668
                                (714) 385-7000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                                ---------------
                                D. VAN SKILLING
                             EXPERIAN CORPORATION
                             505 CITY PARKWAY WEST
                               ORANGE, CA 92668
                                (714) 385-7000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                ---------------
                                  COPIES TO:
            PETER H. DODSON                       CHARLES W. ROBINS
             ROPES & GRAY                    HUTCHINS, WHEELER & DITTMAR,
        ONE INTERNATIONAL PLACE               A PROFESSIONAL CORPORATION
      BOSTON, MASSACHUSETTS 02110                101 FEDERAL STREET
            (617) 951-7000                   BOSTON, MASSACHUSETTS 02110
                                                   (617) 951-6600

 APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE TO THE PUBLIC: AS SOON
    AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                        PROPOSED
                           NUMBER OF      PROPOSED      MAXIMUM
                            SHARES        MAXIMUM      AGGREGATE    AMOUNT OF
 TITLE OF SECURITIES TO      TO BE     OFFERING PRICE   OFFERING   REGISTRATION
     BE REGISTERED       REGISTERED(1)  PER SHARE(2)    PRICE(2)       FEE
-------------------------------------------------------------------------------
Common Stock ($   par
 value)................                               $265,000,000   $80,304

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes     shares which the Underwriters have the option to purchase to cover over-allotments. The shares of Common Stock are not being registered for the purpose of sales outside the United States.
(2) Estimated pursuant to Rule 457(a), solely for the purpose of computing the registration fee.
                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION BECOMES          +
+EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE       +
+SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE          +
+SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                 SUBJECT TO COMPLETION, DATED OCTOBER 30, 1996

                                        SHARES

                              EXPERIAN CORPORATION

                                  COMMON STOCK
                            (PAR VALUE $  PER SHARE)

                                  -----------

  Of the      shares of Common Stock of the Company offered,      shares are
being offered hereby in the United States (the "U.S. Offering") and      shares
are being offered in a concurrent international offering outside the United States (the "International Offering"). The initial public offering price and the aggregate underwriting discount per share are identical for both the U.S. Offering and the International Offering (together, the "Offerings"). See "Underwriting." All of the shares of Common Stock offered are being issued and sold by Experian Corporation (the "Company").

  Prior to this offering, there has been no public market for the Common Stock. It currently is estimated that the initial public offering price will be
between $   and $   per share. For factors considered in determining the
initial public offering price, See "Underwriting." Application has been made to
list the Common Stock on the [NYSE/NASDAQ] under the symbol "   ."

  SEE "RISK FACTORS" COMMENCING ON PAGE 12 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                                     INITIAL PUBLIC UNDERWRITING PROCEEDS TO
                                     OFFERING PRICE DISCOUNT(1)  COMPANY(2)
                                     -------------- ------------ -----------
Per Share...........................       $             $            $
Total(3)............................      $             $           $

-----
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
(2) Before deducting estimated expenses of $    payable by the Company.
(3) The Company has granted the Underwriters an option, exercisable for 30 days
    to purchase up to an additional      shares of Common Stock at the initial
    public offering price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to the
    Company will be $    , $    and $    , respectively.

                                  -----------

  The shares of Common Stock are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the delivery of the certificates representing such shares will be made in New York,
New York on or about     , 1996, against payment therefor in immediately
available funds.

                  THE DATE OF THIS PROSPECTUS IS       , 1996.

                             AVAILABLE INFORMATION

  Experian has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. Statements made in this Prospectus as to the provisions of any contract, agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in all respects by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is made to such Registration Statement, exhibits and schedules.

  The Registration Statement, including the exhibits and schedules thereto, and information filed by Experian with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a World Wide Web site (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that submit electronic filings to the Commission.



                           -------------------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, and the related notes thereto, included elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the "Company," for periods prior to the Recapitalization (as described herein) refers to the combined operations of TRW Information Services, IS&S International, Inc., TRW REDI Property Data ("TRW REDI"), IS&S Staff, TRW Business Credit Services, TRW Hotel Company Inc. and Information Systems and Services, Inc. (collectively, "TRW IS&S"), which were business groups, divisions, majority-owned general partnerships, or wholly owned subsidiaries of TRW Inc. ("TRW"), and for periods after the Recapitalization refers to the combined operations of Experian Corporation and its subsidiaries. See "The Recapitalization."

  Unless otherwise indicated, all financial information and share and per share data contained in this Prospectus (i) give effect to the conversion ("Conversion") that will occur concurrently with the closing of the sale of the
common stock, $    par value (the "Common Stock"), offered hereby, whereby all shares of the existing Class A Common Stock, par value $.001, Class B Common Stock, par value $.001, Class L-1 Common Stock, par value $.001, and Class L-2 Common Stock, par value $.001, of the Company will be exchanged on the basis of a formula that will be derived from the actual initial public offering price for the Common Stock at a ratio estimated (based on an assumed offering price
of $      per share and a valuation date of       , 1996) to be        ,
      ,        and         shares of Common Stock per share of Class A Common
Stock, Class B Common Stock, Class L-1 Common Stock and Class L-2 Common Stock, respectively; and (ii) assume no exercise of the Underwriters' over-allotment option. See "The Recapitalization," "Description of Capital Stock," "Underwriting" and the Notes to Consolidated Financial Statements.

  Certain of the information contained in this summary and elsewhere in this Prospectus, including under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and information with respect to the Company's plans and strategy for its business are forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the forward-looking statements, see "Risk Factors."

                                  THE COMPANY

OVERVIEW

  The Company is a leading provider of credit, marketing and real estate information on individuals, businesses and properties in the United States, servicing over 40,000 corporate and financial institutions in the United States. The Company's products and services play a key role in financial risk management as well as customer identification, acquisition and retention for businesses in a wide range of industries including financial services, retail, real estate, telecommunications and utilities. For the twelve-month period ended June 30, 1996, the Company generated pro forma sales of $554.8 million and pro forma net income of $23.9 million. Increased demand for the Company's core products and expanded applications for reliable credit and marketing information as well as positive market dynamics have contributed to the Company's growth and profitability.

  Over the last 25 years, the Company has developed expertise in collecting, screening and organizing volumes of data into its five proprietary databases (the "Databases"). The Databases--consumer credit, business credit, consumer demographic, business marketing and real estate--contain information on over 190 million people, 93% of households and 12 million businesses in the United States. The Company updates the Databases with an average of over 40 million pieces of information daily from credit grantors, public records and proprietary sources. Management believes that the Databases represent the broadest and most current collection of such information in the United

States. The Company utilizes the Databases to create a variety of products and services designed to address the information needs of its customers and continually seeks to improve the quality and breadth of its product offerings.

  To address the changing requirement of its customers, the Company recently implemented File One, a $100 million investment in, and upgrade of, the Company's consumer credit database from a traditional flat-file structure to a state-of-the-art relational database. Management believes File One is on of the largest relational databases used commercially in the United States and that neither of the Company's major competitors currently has a similar database. File One offers a competitive advantage by enabling faster new product development cycles which improve time-to-market capabilities, providing information to customers in an open and more usable form, and reducing development costs for new and enhanced versions of existing products. Furthermore, File One utilizes a unique data identification system which results in more accurate cataloging of individual pieces of data and reduces the risk of incorrect data or duplicate files.

Credit Information

  Credit products and services are critical to issuers of credit because they identify credit extension risks and provide a cost-effective method of monitoring outstanding credit portfolios. Customers use the Company's credit products and services in a variety of applications including the issuance and monitoring of credit cards, mortgages, small business loans and trade credit. These products and services include credit profile reports, credit scoring services, customized account management, on-line support for instant credit decisions, accounts receivable evaluations and fraud detection. The Company believes that it is one of the two largest providers of consumer credit information and the second largest provider of business credit information in the United States. Marketdata Enterprises estimates that the consumer credit reporting industry generated approximately $1.63 billion of revenues in 1995. Management believes that the portion of the market in which the Company competes was approximately $875 million of revenues in 1995. Furthermore, Marketdata Enterprises estimates the business credit reporting industry generated approximately $1 billion of revenues in 1995. Management believes that the portion of the market in which the Company competes was approximately $600 million of revenues in 1995.

Marketing Information

  Marketing products and services enable businesses to identify, retain and cross-sell both new and existing customers in a targeted, cost-effective manner. The Company uses selected credit, demographic, lifestyle and behavioral data to develop and sell prescreened lists of individuals and businesses to whom financial institutions and retailers extend pre-approved offers of credit. Additionally, the Company uses its demographic and real estate data, enhanced by the non-restricted information (primarily name, address, telephone number and social security number) in its credit databases, to develop and sell targeted marketing products and services to financial institutions, consumer products companies, retailers, telecommunications companies and other consumer and business-to-business marketers. Targeted marketing products and services include the development of lists of potential customers, value-added enhancements to customer lists, the creation of marketing databases and other analytical tools. These micro-marketing techniques enable marketers to refine programs based on measurable results. The Company believes it is the largest provider of prescreen services in North America, an industry which the Company believes had revenues of approximately $200 million in 1995, and which has grown at a compound annual growth rate of 39% since 1992.

Real Estate Information

  Real estate products and services provide appraisers, realtors, lenders, government agencies and title companies with property, title and tax information necessary for the property transfer and financing process. The Company has detailed property data for 349 counties nationwide, and property title and tax data for 80 counties in eight western states, representing approximately 55% and 17%, respectively, of the U.S. population. The Company is the national leader in both property data and title information services. Management believes that the Company's 1995 sales of real estate products and services were twice as large as the sales of its nearest competitors.

  The following table summarizes key characteristics of the Company's three categories of products and services:

                         CREDIT INFORMATION             MARKETING INFORMATION     REAL ESTATE INFORMATION
                         ------------------             ---------------------     -----------------------
1995 COMPANY SALES...... $315 million                   $134 million              $92 million
REPRESENTATIVE           Credit Profile Reports         Prescreen Services        Property Characteristics
 PRODUCTS...............
                         Credit Scoring Services        Targeted Lists            Tax/Title Data
                         Customized Account             List Enhancement          Sales Activity Reports
                          Management                    Marketing Databases       Appraisal Models
                         On-Line Instant Credit Support Analytical Tools
                         Accounts Receivable
                          Evaluations
                         Fraud Detection
PRIMARY USERS........... Commercial Banks               Credit Card Issuers       Mortgage Lenders
                         Retailers                      Financial Service         Title Companies
                         Consumer Finance Companies      Companies                Appraisers
                         Business Credit Issuers        List Brokers              Realtors
                         Telecom Providers              Direct Marketers          Government Agencies
                         Utilities                      Retailers
GROWTH FACTORS.......... New Credit Issuance            Credit Solicitations      Property Sales Activity
                         Portfolio Monitoring           Target Marketing Trends   Lending Process
                         New Products/Applications      New Products/Applications  Automation

OPERATING STRENGTHS

  The Company believes its operating strengths include its (i) unique collection of proprietary Databases; (ii) extensive database expertise; (iii) leading market positions; (iv) large base of established customers and comprehensive network of sales channels; (v) reputation for integrity, quality and reliability; and (vi) experienced management team and employees. The Company believes that it can leverage its strengths to capitalize on continuing growth in fundamental demand for credit and marketing information.

GROWTH STRATEGY

  The Company seeks to leverage its expertise in data management, mining and analysis to develop increasingly customized products and services. The Company's customer focused operating strategy seeks to capitalize on its strengths, the growing demand and expanding applications for its information and the economies of scale in the information services industry.

Maintain, Expand and Enhance the Databases

  The unique and comprehensive nature of the Databases have been key elements in the Company's success to date. The Company plans to continue strengthening and investing in its core business by acquiring and developing new data and ways to screen information to enhance the breadth and quality of its data content. The Company believes that the breadth of information in its Databases, together with the flexibility afforded by File One, uniquely positions the Company to independently develop product offerings utilizing data from various databases. The Company does not believe any of its competitors have a similar capability to link together such a wide range of information.

Develop New Products and Enter Growing End Use Markets

  The Company intends to continue utilizing the Databases to develop value-added products and services for its customers. The Company intends to generate additional growth through the introduction of products and services that address a broader range of its customers credit decisions, leverage the relational structure of File One and utilize new information sources. Furthermore, the demand for credit and marketing information continues to expand rapidly as an increasingly broad group of industries utilize the Company's information. For example, as growth in the cellular phone industry has yielded significant credit exposure for telecommunications companies, the Company's sales to telecommunications providers have doubled.

Exploit New Delivery Systems for its Products

  As a provider of information content and analytical tools, the Company continually seeks new ways to package and deliver its products and services to its customers. Different delivery systems can stimulate usage by existing customers and make the Company's products and services accessible to new customers. Currently, the Company delivers a substantial portion of its products through on-line links between mainframe computers and, to a lesser extent, on paper and microfiche. Recently, the Company has begun to enhance its delivery alternatives through the addition of CD ROM and the ability to download to customer client server networks. In addition, the Company is developing ways to enhance the accessability of its content through the Internet and other data networks. The Company plans to expand its distribution methods as new technologies emerge.

Pursue Strategic Acquisitions and Alliances

  The Company intends to pursue strategic acquisitions of or alliances with companies that have products and services, technologies or industry specializations that enhance or complement those of the Company. In particular, the Company believes that the domestic marketing information industry is consolidating and that this trend will continue as the need for higher quality information, privacy protection and information technology infrastructure become more significant. The Company will also pursue opportunities to enter the credit reporting and marketing information industries in foreign markets through acquisitions of, or partnerships with, established businesses. The Company intends to pursue alliances and joint ventures as a cost-effective method of offering its products and services in selected markets.

Improve Operating Efficiencies

  As a result of the Recapitalization, the Company operates as a stand-alone entity for the first time. Management has identified numerous reductions, primarily resulting from operating as an independent corporate entity. Furthermore, the Company believes a significant portion of the expenses associated with the development and implementation of File One will be eliminated upon the completion of the integration period by the end of 1996. Management continues to implement programs to increase margins and profitability.

            --------------------------------------------------------

  The Company's principal executive offices are located at 505 City Parkway West, Orange, California 92668, telephone number: (714) 385-7000.

                              THE RECAPITALIZATION

  On September 19, 1996 (the "Recapitalization Closing") the Company effected a recapitalization (the "Recapitalization") in which Bain Capital, Inc. and its affiliates (collectively "Bain"), Thomas H. Lee Company and its affiliates (collectively, "THL") and certain other investors (Bain, THL and such other investors are collectively referred to as the "Investors") invested $248.7 million (the "'Equity Investment") in, and became the largest shareholders of, the Company. At the same time, Experian Information Solutions, Inc., a subsidiary of the Company ("Experian"), entered into a loan agreement with The Chase Manhattan Bank ("Chase") and Bankers Trust Company ("Bankers Trust") providing for up to $625 million of Senior Indebtedness (the "Credit Facilities"), $575 million of which was borrowed at the Recapitalization Closing, and a bridge loan agreement with Chase, Bankers Trust and The Bear Stearns Companies Inc., for $250 million of senior subordinated indebtedness (the "Bridge Loan"). Proceeds from the Credit Facilities and Bridge Loan, along with the Equity Investment, were used to pay all amounts owed to TRW by Experian under a $761.3 million note (the "TRW Note"), to pay TRW $248.7 million in connection with the redemption of certain stock of TRW in the Company and to pay fees and expenses relating to the Recapitalization Closing. See "Description of Credit Facilities," "Capitalization" and "Unaudited Pro Forma Financial Data." The Bridge Loan will be repaid with the net proceeds of the Offering. See "Use of Proceeds."

  The Company owns all of the outstanding capital stock of Experian. Bain owns approximately 34.2% of the voting power of the Company, THL owns approximately 34.4% of the voting power of the Company, TRW owns securities entitled to approximately 19.2% of the voting power of the Company and certain other investors own approximately 12.2% of the voting power of the Company. See "Risk Factors--Controlling Stockholders," "Principal Stockholders" and "Certain Relationships and Related Transactions."

                                  THE OFFERING

  The Offering together with the transactions described above under "The Recapitalization" are referred to herein collectively as the "Transactions."

   Common Stock offered(a):
   U.S. Offering...........................             shares
   International Offering..................             shares
   Total...................................             shares
   Common Stock to be outstanding after
    this Offering(a)(b)....................             shares
   Uses of proceeds........................  To repay the Bridge Loan.
   [NYSE/NASDAQ] symbol ...................

--------
(a)Assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting."
(b) Excludes  shares of Common Stock reserved for issuance upon exercise of
    employee stock options,   of which shares were subject to options
    outstanding as of  ,1996.

                                  RISK FACTORS

  Prospective investors should carefully consider all the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" for risks involved with an investment in the Common Stock. See "Risk Factors."

                   SUMMARY HISTORICAL COMBINED FINANCIAL DATA

  The following selected summary historical combined financial data for the three years in the period ended December 31, 1995 have been derived from the audited combined financial statements of the Company, which have been audited by Ernst & Young LLP, Independent Auditors. The summary historical combined financial data set forth below for each of the two years in the period ended December 31, 1992 have been derived from the Company's unaudited combined financial statements, not included herein, and include all adjustments which management considers necessary for a fair presentation of the results of the Company for such periods. The summary historical combined unaudited financial data set forth below for the six month periods ended June 30, 1995 and 1996 have been derived from, and are qualified by reference to, the Company's unaudited combined financial statements and the notes thereto included elsewhere in this Prospectus and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the results of the Company for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The summary combined financial data should be read in conjunction with, and are qualified by reference to, the audited combined financial statements and the unaudited combined financial statements of the Company and the notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Selected Historical Combined Financial Data."

                                                                  SIX MONTHS
                                                                     ENDED
                               YEAR ENDED DECEMBER 31,             JUNE 30,
                          -------------------------------------  --------------
                           1991    1992    1993   1994    1995    1995    1996
                          ------  ------  ------ ------  ------  ------  ------
                                  (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Sales...................  $427.2  $456.5  $486.4 $512.3  $540.2  $267.7  $286.1
Cost of sales...........   233.8   248.3   259.3  261.1   274.0   137.0   149.3
                          ------  ------  ------ ------  ------  ------  ------
Gross profit............   193.4   208.2   227.1  251.2   266.2   130.7   136.8
Administrative and sell-
 ing expenses...........   145.7   141.1   140.7  147.3   151.1    74.5    73.9
Research and development
 expenses...............    11.3    11.9    11.8   14.8    24.9     9.5    20.2
Restructuring (income)
 expense (1)............    46.9   (18.4)    3.6   12.7    (3.3)    --     (1.1)
TRW corporate general
 and administrative
 expenses (2)...........     4.2     4.2     4.3    4.4     4.9     2.4     2.5
                          ------  ------  ------ ------  ------  ------  ------
Income (loss) from oper-
 ations.................   (14.7)   69.4    66.7   72.0    88.6    44.3    41.3
Interest expense........     0.3     0.3     0.2    0.2     0.7     0.3     0.6
Minority interest.......    (2.9)    2.5     4.3   (2.6)    2.0     0.8     2.3
Other (income) expense,
 net (3)................     1.1     0.6    10.6  (18.7)   (0.4)   (0.1)    0.4
                          ------  ------  ------ ------  ------  ------  ------
Income (loss) before in-
 come taxes.............   (13.2)   66.0    51.6   93.1    86.3    43.3    38.0
Provision for (benefit
 from) income taxes.....    (1.0)   23.1    21.8   36.8    34.5    17.3    15.2
Cumulative effect of
 changes in accounting
 (4)....................     --      3.5     1.8    --      --      --      --
                          ------  ------  ------ ------  ------  ------  ------
Net income (loss).......  $(12.2) $ 39.4  $ 28.0 $ 56.3  $ 51.8  $ 26.0  $ 22.8
                          ======  ======  ====== ======  ======  ======  ======
Pro forma net income per
 common share (5).......                                 $               $
                                                         ======          ======
Pro forma weighted aver-
 age common shares out-
 standing (5)...........
                                                         ======          ======
SUPPLEMENTARY INCOME
 STATEMENT DATA: (6)
Supplemental pro forma
 net income.............                                 $               $
                                                         ======          ======
Supplemental pro forma
 net income per common
 share..................                                 $               $
                                                         ======          ======
Supplemental pro forma
 weighted average common
 shares outstanding.....
                                                         ======          ======
OTHER FINANCIAL DATA:
Depreciation and amorti-
 zation.................    94.0    97.6    90.4   83.1    79.4    39.8    41.2
Capital expenditures....    20.0    12.2    20.2   13.4    17.0     5.8     5.9
Expenditures for intan-
 gibles (7).............    82.5    55.9    48.2   61.5    64.5    28.0    33.2

                                                               JUNE 30, 1996
                                                           ---------------------
                                              DECEMBER 31,          PRO FORMA
                                                  1995     ACTUAL AS ADJUSTED(8)
                                              ------------ ------ --------------
BALANCE SHEET DATA:
Working capital..............................    $(12.2)   $ 10.7     $ 24.3
Total assets.................................     555.4     549.3      723.0
Total indebtedness...........................       1.8       1.6      576.6
Preferred stock..............................       --        --        75.0
Net investment/Stockholders' equity..........     418.5     433.0       69.7

--------
 (1) In 1991, the Company recorded restructuring charges totalling approximately $47 million consisting of approximately: (i) $30 million pursuant to workforce reductions and the consolidation of facilities; (ii) $11 million in connection with the planned closing of one of its businesses; and (iii) $6 million for severance costs, facility relocations and personnel consolidations in connection with TRW REDI. In 1992, the approximately $11 million reserve for the planned closure of one of its businesses and approximately $7 million of additional unutilized reserves recorded in 1991 were reversed. In 1993 and 1994, the Company recorded restructuring charges totaling $3.6 million and $3.9 million, respectively, principally relating to costs incurred for the relocation of the Company's data center from Orange, California to Allen, Texas. In 1994, the Company recorded an additional restructuring charge of $8.8 million to cover the costs of closing, downsizing, and relocating facilities and restructuring of TRW REDI. In 1995 and for the six months ended June 30, 1996, the Company reduced excess restructuring reserves by $3.3 million and $1.1 million, respectively.

 (2) TRW corporate incurs certain general and administrative expenses including treasury and tax management, benefits administration, shareholder services and general corporate governance on behalf of all of its operating units which are allocated based upon each operating unit's cost of operations.

 (3) In 1993, the Company recorded other expense totaling $10.6 million, of which $10.5 million related to the write-off of an intercompany note receivable from TRW RELS, a real estate appraisal and lending support business prior to its divestiture from TRW. In 1994, the Company recorded a gain of $17.7 million on the sale of Credentials, a direct-to-consumer credit monitoring business. During 1996, the Company recorded a $3.7 million gain on TRW REDI's sale of the Sanborn Mapping and Geographic Information Services ("Sanborn") business and a loss of $4.8 million pertaining to the full reserve of the Comcred S.A. de CV ("Comcred") notes receivable.

 (4) In 1992, the Company recorded a $3.5 million after tax charge for the cumulative effect of adopting SFAS 109 "Accounting For Income Taxes" and SFAS 106 "Accounting for Postretirement Benefits Other than Pensions." In 1993, the Company recorded a $1.8 million after tax charge for the cumulative effect of adopting SFAS No. 112, "Employer's Accounting for Postemployment Benefits."

 (5) Reflects...

 (6) Reflects...

 (7) Expenditures for intangibles consists of capitalized data files and software products.

 (8) As adjusted to give effect to the Transactions as if they occurred on June 30, 1996.

                   SUMMARY UNAUDITED PRO FORMA FINANCIAL DATA

  The following summary unaudited pro forma financial data set forth below give effect in the manner described under "Unaudited Pro Forma Financial Data" and the notes thereto to the Transactions as if they had occurred on January 1, 1995 in the case of Statement of Operations Data and Other Financial Data, and as of June 30, 1996 in the case of Balance Sheet Data. The Unaudited Pro Forma Combined Statements of Income do not purport to represent what the Company's results of operations would have been if the Transactions had occurred as of the date indicated or what such results will be for any future periods. The unaudited summary pro forma financial data should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements and the notes thereto. See "Unaudited Pro Forma Financial Data," the audited combined financial statements and the unaudited combined financial statements and the accompanying notes thereto included elsewhere in this Prospectus.

                                                    PRO FORMA
                                                   SIX MONTHS       PRO FORMA
                                     PRO FORMA        ENDED       TWELVE MONTHS
                                     YEAR ENDED     JUNE 30,          ENDED
                                    DECEMBER 31, ---------------    JUNE 30,
                                      1995(1)    1995(1) 1996(1)     1996(2)
                                    ------------ ------- -------  -------------
                                              (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS DATA:
Sales.............................     $537.4    $267.3  $284.7      $554.8
Cost of sales.....................      266.7     134.0   146.2       278.9
                                       ------    ------  ------      ------
Gross profit......................      270.7     133.3   138.5       275.9
Administrative and selling ex-
 penses...........................      152.0      75.1    75.0       151.9
Research and development ex-
 penses...........................       24.9       9.5    20.2        35.6
Restructuring (income) expense
 (3)..............................       (3.3)      --     (1.1)       (4.4)
                                       ------    ------  ------      ------
Income from operations............       97.1      48.7    44.4        92.8
Interest expense..................       56.0      27.7    27.8        56.1
Minority interest.................        --        --      --          --
Other (income) expense, net.......        --      (0.5)    (3.7)       (3.2)
                                       ------    ------  ------      ------
Income before income taxes........       41.1      21.5    20.3        39.9
Provision for income taxes........       16.5       8.6     8.1        16.0
                                       ------    ------  ------      ------
Net income........................     $ 24.6    $ 12.9  $ 12.2      $ 23.9
                                       ======    ======  ======      ======
SUPPLEMENTARY INCOME STATEMENT DA-
 TA: (4)
Supplemental pro forma net in-
 come.............................     $         $       $           $
                                       ======    ======  ======      ======
Supplemental pro forma net income
 per common share.................     $         $       $           $
                                       ======    ======  ======      ======
Supplemental pro forma weighted
 average common shares outstand-
 ing..............................
                                       ======    ======  ======      ======
OTHER FINANCIAL DATA:
Depreciation and amortization.....       79.4      39.8    41.2        80.8
Capital expenditures..............       17.0       5.8     5.9        17.1
Expenditures for intangibles (5)..       64.5      28.0    33.2        69.7

                                                                       PRO FORMA
                                                                       JUNE 30,
                                                                         1996
                                                                       ---------
BALANCE SHEET DATA:
Working capital.......................................................  $ 24.3
Total assets..........................................................   723.0
Long-term debt........................................................   576.6
Stockholders' equity..................................................    69.7

--------
 (1) See "Unaudited Pro Forma Financial Data."
 (2) Information for pro forma twelve months ended June 30, 1996 represents the summation of the pro forma year ended December 31, 1995 and pro forma six months ended June 30, 1996 information, less the pro forma six months ended June 30, 1995 information.
 (3) In 1995 and 1996, the Company reduced excess restructuring reserves recorded in prior years by $3.3 million and $1.1 million, respectively.
 (4) Reflects. . .
 (5) Expenditures for intangibles consists principally of capitalized data files and software products.

                                 RISK FACTORS

  Prospective investors should carefully consider the following factors in addition to other information included in this Prospectus before purchasing any of the Common Stock offered hereby.

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS

  The Company incurred substantial indebtedness in connection with the Recapitalization and may incur additional indebtedness in the future. The Company will repay $250.0 million of such indebtedness with the proceeds of the Offering. As of June 30, 1996, on a pro forma basis after giving effect to the Transactions as if they had occurred on such date, the Company would have had outstanding long-term indebtedness of $576.6 million (excluding unused commitments) and its stockholders' equity would have been approximately $69.7 million. See "Capitalization" and "Unaudited Pro Forma Financial Data." The Company has additional borrowing capacity on a revolving credit basis under the Credit Facilities. See "Description of Credit Facilities." If the Company consummates any acquisitions in the future, it is likely to incur additional indebtedness. The degree to which the Company is leveraged could have important consequences, including but not limited to the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (ii) the Company's ability to obtain additional financing for working capital, capital expenditures, general corporate purposes or other purposes may be impaired in the future; and (iii) the Company's flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, and the Company may be more vulnerable to a downturn in general economic conditions or its business. The Company's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness will depend on its financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control, including operating difficulties, increased operating costs, the response of competitors, regulatory developments and delays in implementing strategic projects.

RESTRICTIVE FINANCING COVENANTS

  The Credit Facilities contain a number of significant covenants that, among other things, will restrict the ability of the Company to dispose of assets, incur additional indebtedness, incur guarantee obligations, repay debt, amend the terms of debt, pay dividends, create liens on assets, make investments or loans, make acquisitions, engage in mergers or consolidations, make capital expenditures or engage in certain transactions with affiliates and change its business and will otherwise restrict corporate activities. In addition, under the Credit Facilities, the Company is required to comply with specified financial ratios and tests, including a maximum leverage ratio, an interest coverage ratio, a fixed charge coverage ratio and an income before income taxes, depreciation and amortization expense and investment expense ("EBITDA") covenant. See "Description of Credit Facilities."

  The Company's ability to comply with the covenants and restrictions contained in the Credit Facilities may be affected by events beyond its control, including prevailing economic, financial and industry conditions. The breach of any such covenants or restrictions could result in a default under the Credit Facilities which would permit the lenders under the Credit Facilities to declare all amounts outstanding thereunder to be due and payable, together with accrued and unpaid interest, and the commitments of the lenders under the Credit Facilities to make further extensions of credit under the Credit Facilities could be terminated. If the Company were unable to repay its indebtedness under the Credit Facilities, such lenders could proceed against the collateral securing such indebtedness. See "Description of Credit Facilities."

CONTROLLING STOCKHOLDERS

  After completion of this Offering, assuming a public offering price of $
per share, Bain will own approximately   % of the Company's Common Stock, THL
will own approximately   % the Company's Common Stock and TRW will own
approximately   % of the Company's Common Stock and all of the Company's
outstanding Preferred Stock. Pursuant to a Stockholders Agreement (the "Stockholders Agreement") to which Bain, THL, TRW and other stockholders are parties, Bain is entitled to designate up to four persons to the Board of Directors of the Company, THL is entitled to designate up to four persons to the Board of Directors of the Company and TRW is entitled to designate one person to the Board of Directors of the Company. An additional four directors may be appointed jointly by Bain and THL, three from among management and one a non-employee. Accordingly, Bain, THL and TRW effectively control the board of directors and business and operations of the Company. See "Principal Stockholders" and "Certain Relationships and Related Transactions."

DEMAND FOR CONSUMER CREDIT INFORMATION

  The Company's core product is its consumer credit profile. In general, the usage of credit profiles (and related services) is driven by consumer demand for credit (via new credit cards, automobile loans, home mortgages and refinancings and other consumer loans) and lenders' efforts to develop new, and monitor existing, credit relationships. Consumer demand for credit tends to increase during periods of economic expansion, and lenders' efforts to monitor existing credit relationships tend to increase during periods of economic contraction. Consequently, revenue from consumer credit information products is influenced by cyclical economic trends related to consumer debt.

GOVERNMENT REGULATION; PRIVACY ISSUES

  The Company's business involves the collection of consumer and business data and the distribution of such information to businesses making credit and marketing decisions. Growing concerns about individual privacy and the collection, distribution and use of information about individuals have led to substantial governmental regulation of the credit reporting industry, limited government regulation of the direct marketing industry and self-regulation by the direct marketing industry through guidelines suggested by the Direct Marketing Association.

  The credit reporting industry is regulated under the federal Fair Credit Reporting Act of 1970, as amended (the "FCRA") and by legislation in many states. The credit reporting industry and the direct marketing industry have recently been subject to increased legislative attention. On September 30, 1996 the United States Congress enacted substantial amendments to the FCRA. This legislation clarified certain portions of the FCRA, including prescreening, and added certain additional compliance requirements. In addition, numerous bills are pending in various state legislatures. The Federal Trade Commission (the "FTC") also recently implemented rules governing telemarketing. Management is currently reviewing the new amendments to the FCRA, and while Management does not believe that such amendments or the proposed state bills will have a material adverse effect on the Company, there can be no assurance that pending or additional federal or state consumer-oriented legislation will not significantly limit demand for, or increase the costs of, certain of the Company's products. See "Business--Regulatory."

EFFECTS OF THE RECAPITALIZATION

  The Company had operated as a part of TRW for over 25 years and had consistently identified itself during that time using the names TRW and TRW Information Systems & Services. In connection with the Recapitalization, the Company is permitted to (i) use the TRW name in connection with its products and services for two years after the Recapitalization Closing and (ii) identify itself for one year after the Recapitalization Closing as having formerly been TRW Information Systems & Services.

There can be no assurance that the Company will succeed in transferring the franchise value associated with the TRW Information Systems & Services name to its new corporate name, and the failure to do so could have a material adverse effect on the Company. Also, there also can be no assurance that the Company, which, prior to the Recapitalization, has never operated as a stand-alone entity, will succeed in doing so. See "Certain Relationships and Related Transactions--Trademark Agreement."

COMPETITION

  The Company primarily competes with two national consumer credit reporting companies, Equifax, Inc. and Trans Union Corp., and one national business credit reporting company, Dun & Bradstreet Corp., which offer credit reporting products that are similar to those offered by the Company. The Company also competes with a number of companies which offer marketing information products and services, including Abacus Direct, Acxiom Corporation, Database America Information Services, Inc., Direct Marketing Technology, Inc., Donnelley Marketing, Inc., Equifax, Inc., Harte-Hanks Communications, May & Speh, Inc., Metromail Corporation, Neodata Services, Inc., R.L. Polk & Co. and Trans Union Corp. Certain of the Company's competitors are better capitalized than the Company and may have greater financial and other resources than those available to the Company. The Company believes that the principal competitive factors affecting its business are price, product quality, customer service and technological innovation.

  Unit prices for many of the Company's products, including its consumer credit profile, have declined in recent years, due in part to competitive conditions and the effect of technological change on the demand for, and cost of delivery of, many such products. To date, declines in unit prices have been more than offset by increases in unit volumes. There can be no assurance that the Company will be able to continue to sustain unit growth or that future unit price declines, if any, will be offset by increases in demand for the Company's products. See "Business--Competition."

ACQUISITIONS AND ALLIANCES

  A key element of the Company's strategy is to pursue strategic acquisitions of or alliances with companies that have products, services and technologies or industry specializations that extend or complement those of the Company. To date, the Company's management has had limited experience in making acquisitions and entering into alliances. The process of integrating acquired businesses may involve unforeseen difficulties and may require a disproportionate amount of the time and attention of the Company's management and the Company's financial and other resources. There can be no assurance that the Company will be effective in identifying or making acquisitions or in forging alliances, that any acquired business will be effectively integrated or that any acquired business or alliance will be profitable.

RISKS ASSOCIATED WITH SYSTEMS UPGRADE

  The Company has invested and will continue to invest significant resources in software development. In June 1996, the Company implemented File One which, among other things, redesigned the file structure of the Company's consumer credit database. In the three years ended December 31, 1995, the Company expended approximately $61 million in connection with the development of File One, with an additional $19.9 million being expended during the first six months of 1996. There can be no assurance that this upgrade will adequately address clients' requirements for performance and functionality. If it does not, the Company's ability to introduce new and enhanced products and services could be adversely affected. Since the implementation of File One, the Company has not updated the consumer credit information in its existing flat file and will only update the consumer information in File One. The Company has capitalized approximately $24.6 million of the expenditures associated with File One as of June 30, 1996. If the Company is unable to recover its investment in File One, the Company would be required to charge against earnings all or a portion of such capitalized development costs, and such charge could be material.

RISK OF DATA CENTER FAILURE

  The Company's operations are dependent upon its ability to protect its data center against damage from fire, power loss, telecommunications failure, natural disaster or a similar event. Substantially all of the Company's computer equipment and data operations are located in a single facility in Allen, Texas. While the Company maintains off-site copies of all information contained in its data bases, the Company does not have any arrangement through which it would be able to use alternative data processing sites in the event the Company experiences a natural disaster, hardware or software malfunction or other interruption of its data center. As a result, the Company could be materially adversely affected by damage or failure that causes significant interruptions in the Company's operations. The Company's property and business interruption insurance may not be adequate to compensate the Company for all such losses that may occur. The Company's current insurance program provides an all-risk limit for property damage and business interruption of $900 million, with various sublimits for ancillary coverages and $100 million sublimits applicable separately to flood and earthquake. If the Company's data center were unable to operate for an extended period of time, the Company could find it difficult or impossible to maintain the accuracy and completeness of the Databases. See "Business--Information Technologies."

INTELLECTUAL PROPERTY RIGHTS

  The Company's success depends in part upon its technological expertise and proprietary information and technologies. The Company relies on a combination of copyright, trade secret and contract protection to establish and protect its proprietary rights in its products and technology. The Company generally enters into confidentiality agreements with its management and technical staff and limits access to and distribution of its proprietary information. The Company also has implemented a number of procedures and controls designed to prohibit unauthorized access to the Company's computerized database. There can be no assurance that these steps will be adequate to deter misappropriation or infringement of the Company's proprietary technologies. Although the Company believes that its products and technologies do not infringe any proprietary rights of others, the growing use of copyrights and patents to protect proprietary rights has increased the risk that third parties will increasingly assert claims of infringement in the future. See "Business--Proprietary Information."

NO PRIOR PUBLIC MARKET

  Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active public market will develop upon completion of the Offering or, if developed, that such a market will be sustained after the Offering. Factors such as fluctuations in the Company's operating results and general changes in the market conditions in the credit and marketing information industry could have a significant impact on the market price of the Common Stock. The initial public offering price of the Common Stock will be determined through negotiations between the Company and the Underwriters and may not be indicative of the market price for the Common Stock after completion of the Offering. See "Underwriting."

ANTI-TAKEOVER EFFECTS

  The Company's Amended and Restated Certificate of Incorporation and Bylaws will, after the completion of the Offering, contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. These provisions establish staggered terms for members of the Company's Board of Directors and include advance notice procedures for stockholders to nominate candidates for election as directors of the Company and for stockholders to submit proposals for consideration at stockholders' meetings. In addition, the Company will be subject to Section 203 of the Delaware General Corporation Law ("DGCL") which limits transactions between a publicly held company and "interested stockholders" (generally, those stockholders who, together with their affiliates and associates, own 15% or more of a company's outstanding capital stock). The restrictions of Section 203 would not apply to those who were

"interested stockholders" prior to the consummation of the Offering. This provision of the DGCL may have the effect of deterring certain potential acquisitions of the Company. The Company's Amended and Restated Certificate of Incorporation will provide for [10] million authorized but unissued shares of Preferred Stock, the rights, preferences, qualifications, limitations and restrictions of which may be fixed by the Board of Directors without any further action by stockholders, and, as the sole stockholder of Experian, the Company will be entitled to authorize preferred stock of Experian. An occurrence of a Change of Control would also constitute an event of default under the Credit Facilities requiring immediate payment of all indebtedness outstanding under the Credit Facilities and discontinuance of the extension of credit thereunder. See "Description of Capital Stock" and "Description of Credit Facilities."

NO DIVIDENDS ON COMMON STOCK

   Other than in connection with the Recapitalization, the Company has not paid any dividends on its Common Stock and does not anticipate paying any dividends on its Common Stock in the foreseeable future. The Credit Facilities severely restrict the ability of Experian, the Company's operating subsidiary, to pay dividends to the Company. See "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Description of Credit Facilities."

DILUTION

  Based on an initial public offering price of $ per share (the midpoint of the range set forth on the cover of this Prospectus), purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of
$    in the net tangible book value per share of Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  All of the shares of Common Stock outstanding prior to the Offering are "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and, under certain circumstances, may be sold without registration pursuant to Rule 144 at varying times. The Commission has proposed changes to Rule 144 that would shorten the holding periods thereunder. In addition, existing stockholders and option holders have registration rights with respect to substantially all of the Common Stock held by them or issuable upon exercise of their options. In connection with the Offering, all existing stockholders have agreed not to dispose of any shares for a period of 180 days from the date of this Prospectus, or to make any demand for or exercise any right with respect to the registration of their shares, and the Company has agreed not to dispose of any shares (other than shares sold in the Offering or issuances by the Company of certain employee stock options and shares covered thereby) for a period of 180 days from the date of this Prospectus, without the prior written consent
of     ("   ") on behalf of the Underwriters. After 180 days after this
Offering, the Company intends to file a registration statement on Form S-8 under the Act to register shares of Common Stock reserved for issuance under its 1996 Stock Option Plan, thus permitting the resale of shares issued under the plans by non-affiliates in the public market without restriction under the Act. Such registration statement will become effective immediately upon
filing. As of the closing of the Offering, options to purchase     shares of
Common Stock will be outstanding under the Company's stock option plans and shares of Common Stock will be available for future grants. See "Shares Eligible for Future Sale" and "Stockholders Agreement--Registration Rights."

  No prediction can be made as to the effect, if any, that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. The sale of a substantial number of shares held by the existing stockholders, Whether pursuant to a subsequent public offering or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering, after deducting underwriting discounts and commissions and expenses payable by the Company, are estimated to be $[250] million, assuming an initial public offering price
of $   per share. The Company intends to use the proceeds from the Offering to repay $250.0 million of borrowings under the Bridge Loan (which bears interest at % per annum and is scheduled to mature on September 19, 2006). The net proceeds of the Bridge Loan, together with proceeds of the Credit Facilities, were used to pay all amounts outstanding under the TRW Note and fees and expenses of the Recapitalization . See "The Recapitalization."

                                DIVIDEND POLICY

   Other than in connection with the Recapitalization, the Company has not paid any dividends on its Common Stock and does not anticipate paying any dividends on its Common Stock in the foreseeable future. The Credit Facilities severely restrict the ability of Experian, the Company's operating subsidiary, to pay dividends to the Company.

                                CAPITALIZATION

  The following table sets forth the unaudited pro forma capitalization after giving effect to the Recapitalization of the Company as of June 30, 1996 and as adjusted to give effect to the Offering.

                                                                  AS OF
                                                              JUNE 30, 1996
                                                              -------------
                                                          (DOLLARS IN MILLIONS)
                                                          PRO FORMA  AS ADJUSTED
                                                          ---------  -----------
Long-term debt:
  Revolving Facility (1)................................. $    25.0  $     25.0
  Term Loans.............................................     550.0       550.0
  Bridge Loan............................................     250.0         --
Other notes payable......................................       1.6         1.6
                                                          ---------  ----------
    Total long-term debt.................................     826.6       576.6
                                                          ---------  ----------
Stockholders' equity (deficit):
  Senior voting convertible preferred stock..............      47.2        47.2
  Senior non-voting convertible preferred stock..........      27.8        27.8
  Common Stock--Class A, B, L-1 and L-2 (2)..............     248.7         --
  Common Stock--Class A and L-1 (2)......................      15.0         --
  Common stock,    par value;    shares authorized;
      shares issued and outstanding (2)..................       --
  Additional paid-in capital (2).........................     593.6     1,107.3
  Retained earnings (deficit)............................  (1,100.0)  (1,112.6)
                                                          ---------  ----------
    Total stockholders' equity (deficit).................    (167.7)       69.7
                                                          ---------  ----------
Total capitalization..................................... $   658.9  $    646.3
                                                          =========  ==========

--------
(1) Represents the drawn portion under the $75.0 million Revolving Facility.
(2) Represents the conversion of    ,    ,     and     shares of class A,
    Class B, Class L-1 and Class L-2 Common Stock into     shares of Common
    Stock, $    par value, with the excess of the total Common Stock
    consideration over the par value being reflected within additional paid-in capital.

                                   DILUTION

  As of June 30, 1996 the Company had a pro forma net tangible book deficiency
of $   million or $   per share of Common Stock, after giving effect to the
Recapitalization and the Conversion. Pro forma net tangible book deficiency per share represents the amount of total tangible assets less total liabilities divided by the total number of shares of Common Stock outstanding after giving effect to the Conversion. Without taking into account any other changes in the net tangible book deficiency after June 30, 1996, other than to give effect to the receipt and application by the Company of the net proceeds
from the sale of the     shares of Common Stock offered hereby at an offering
price of $   per share as described in "Use of Proceeds," the pro forma net
tangible book value of the Company would have been $   or $   per share. This
represents an immediate increase in the pro forma net tangible book value of
$   per share to existing shareholders and an immediate dilution of $     per
share to new investors. The following table illustrates this per share dilution:

Initial public offering price per share.............................         $
                                                                             ---
  Pro forma net tangible book deficiency per share as of June 30,
   1996 before the Offering......................................... $   (1)
  Increase per share attributable to new investors..................
                                                                     ----
Pro forma net tangible book value per share as of June 30, 1996
 after the Offering.................................................         $
                                                                             ---
Dilution per share purchased in the Offering........................         $
                                                                             ===

  The following table summarizes, on a pro forma basis as of June 30, 1996, the differences between existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration and the average price per share, before deductions of the underwriting discount and estimated offering expenses:

                         SHARES PURCHASED    TOTAL CONSIDERATION
                         ------------------  ----------------------  AVERAGE PRICE
                         NUMBER    PERCENT    AMOUNT      PERCENT      PER SHARE
                         --------- --------  ----------  ----------  -------------
Existing
 Shareholders(1)........                   % $                     %    $
New Investors...........
                         ---------   ------  ----------    --------     -------
  Total.................                100% $                  100%    $
                         =========   ======  ==========    ========     =======

  Other than as noted above, the foregoing computations assume the exercise of no stock options after June 30, 1996. As of that date, there were outstanding
options and warrants to purchase    shares of Common Stock on a pro forma
basis, at a weighted average exercise price of $    per share, of which    are
vested. To the extent these options are exercised, there will be further dilution to new stockholders.
--------
(1) Reflects the conversion of all issued and outstanding shares of Class A,
    Class B, Class L-1 and Class L-2 Common Stock into    shares,    shares,
       shares and    shares, respectively, of Common Stock upon the closing of
    the Offering.

                      UNAUDITED PRO FORMA FINANCIAL DATA
                            (DOLLARS IN THOUSANDS)

  The following Unaudited Pro Forma Combined Balance Sheet as of June 30, 1996 gives effect to the Transactions as if they had occurred on such date.

  The following Unaudited Pro Forma Combined Statements of Income give effect to the Transactions as if they had occurred on January 1, 1995. See "The Recapitalization" and "The Offering" The Unaudited Pro Forma Combined Statements of Income do not purport to represent what the Company's results of operations would have been if the Transactions had occurred as of the dates indicated or what such results will be for any future periods. The unaudited pro forma financial data are based on the historical combined financial statements of the Company and the assumptions and adjustments described in the accompanying notes.

  Management has identified cost reductions in excess of annual 1995 and six months ended June 30, 1996 historical cost levels totalling approximately $16,625 and $12,650, respectively. The foregoing cost reductions are not included in pro forma income before income taxes. These cost reductions, exclusive of one-time charges unless otherwise noted, are expected to be realized in part during 1996 and in full during 1997. These cost reductions are summarized as follows:

                                                                     SIX MONTHS
                                                         YEAR ENDED    ENDED
                                                        DECEMBER 31,  JUNE 30,
                                                            1995        1996
                                                        ------------ ----------
   Reconfiguration of consumer and customer
    operations.........................................   $ 3,000     $ 1,500
   Operating efficiencies resulting from changes to
    staff and support organizations....................     4,075       2,038
   Modification of data warehousing policies...........     1,000         500
   Reduction of international affiliate operating
    losses, inclusive of one time charges, and reduced
    international system development costs (a).........     1,750       5,212
   Reduction of certain expenses relating to the
    development of File One (b)........................     6,600       3,300
   Other miscellaneous cost reduction activities.......       200         100
                                                          -------     -------
                                                          $16,625     $12,650
                                                          =======     =======
   Pro Forma income before taxes, adjusted for cost
    reductions.........................................   $57,702     $32,941
                                                          =======     =======

  --------
  (a) The six months ended June 30, 1996 amount includes the $4,837 full reserve of the Comcred notes receivable. See Investment footnote C of notes to Combined Interim Financial Statements.

  (b) The reduction in File One developmental expenses is net of additional depreciation expense of $6,100 and $3,050 for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively. Excluding depreciation, the cash cost savings expected to be realized upon the completion of File One total $12,700 and $6,350 for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively.

  In addition, as a result of the Recapitalization Closing, the successful implementation of File One and continuing efforts to reduce operating costs, management is currently considering proposals to outsource certain manufacturing and fulfillment functions related to its property data products, which may result in a significant downsizing or closure of a particular facility. Management is also evaluating the estimates of useful life and carrying values of capitalized consumer credit data files to determine whether changes in these estimates are appropriate as a result of the new system architecture, new product offerings or prospective changes in data retention practices. These pending actions may result in significant adjustments to the carrying value of specified assets during the third or fourth quarter of 1996. No such potential adjustments are included within the Unaudited Pro Forma Financial Data.

  In connection with the Recapitalization Closing and the Offering, the Company would have incurred extraordinary debt extinguishment costs aggregating $7,541 (net of related tax benefit of $5,027) relating to the write-off of the unamortized balance of deferred financing fees on the Bridge Loan paid down with the net proceeds of the Offering. Such charges are reflected in the Unaudited Pro Forma Combined Balance Sheet but are not reflected in the Unaudited Pro Forma Combined Statements of Income.

  The foregoing cost reductions are forward looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those contained herein. Potential risks and uncertainties include such factors as the substantial leverage and debt service obligation of the Company as a result of the Transactions, the demand for the Company's products and services, government regulations and privacy issues, competition, risk of data center failure, intellectual property rights and other risks identified herein.

  Historically, the recapitalized businesses operated principally as a separate and distinct business unit within the combined group of companies comprising TRW. The unaudited pro forma financial data are based upon assumptions that the Company believes are reasonable and should be read in conjunction with the Combined Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                                    AS OF JUNE 30, 1996
                               ---------------------------------------------------------------------
                                            REORGANIZATION,    PRO
                               HISTORICAL   ACQUISITIONS AND  FORMA    TRANSACTIONS        COMPANY
                                TRW IS&S      DISPOSITIONS     IS&S    ADJUSTMENTS        PRO FORMA
                               ----------   ---------------- --------  ------------      -----------
                                                  (DOLLARS IN THOUSANDS)
ASSETS
Current assets:
 Cash and cash equivalents...   $    362        $   (362)(1) $    --     $  3,200 (5)    $     3,200
 Accounts receivable.........     87,667                       87,667                         87,667
 Prepaid expenses............     10,419            (273)(1)   10,146                         10,146
                                --------        --------     --------    --------        -----------
   Total current assets......     98,448            (635)      97,813       3,200            101,013
Property and equipment, net..     47,093                       47,093                         47,093
Capitalized data files.......    211,173                      211,173                        211,173
Goodwill.....................    139,131                      139,131                        139,131
Other intangible assets......     45,505                       45,505                         45,505
Other assets.................      7,981          (3,464)(1)    4,517                          4,517
Deferred income taxes........        --          126,610 (2)  126,610                        126,610
Deferred financing costs.....        --                                    47,932 (5)         47,932
                                --------        --------     --------    --------        -----------
   Total assets..............   $549,331        $122,511     $671,842    $ 51,132        $   722,974
                                ========        ========     ========    ========        ===========
LIABILITIES AND NET
 INVESTMENT/STOCKHOLDERS'
 EQUITY
Current liabilities:
 Accounts payable............   $ 16,940        $ (6,056)(1) $ 10,884                    $    10,884
 Other accruals..............     18,918          (4,881)(1)   14,037                         14,037
 Accrued compensation........     24,147             (67)(1)   24,080                         24,080
 Deferred revenue and
  advance billings...........     27,720                       27,720                         27,720
                                --------        --------     --------    --------        -----------
   Total current
    liabilities..............     87,725         (11,004)      76,721                         76,721
Long-term liabilities........      1,561                        1,561                          1,561
Minority interest............     27,006         (27,006)(3)      --                             --
Demand promissory note to
 Parent......................        --          761,300 (4)  761,300    (761,300)(5)            --
Credit Facilities:
 Revolving Facility..........        --                           --       25,000 (5)         25,000
 Tranche A Term Loan.........        --                           --      200,000 (5)        200,000
 Tranche B Term Loan.........        --                           --      175,000 (5)        175,000
 Tranche C Term Loan.........        --                           --      175,000 (5)        175,000
                                                                          250,000 (5)
Bridge Loan..................                                            (250,000)(5)            --
                                --------        --------     --------    --------        -----------
   Total liabilities.........    116,292         723,290      839,582    (186,300)           653,282
Net Investment/Stockholders'
 Equity:
 Senior voting convertible
  preferred stock............                                              47,200 (5)         47,200
 Senior non-voting
  convertible preferred
  stock......................                                              27,800 (5)         27,800
 Common Stock--Class A, B,
  L-1 and L-2................                                             248,700 (5)            --
                                                                         (248,700)(6)
 Common Stock--Class A and
  L-1........................                                              15,000 (5)            --
                                                                          (15,000)(6)
 Common stock,   par value;
      shares authorized;
  shares issued and
  outstanding................        --                           --              (6)
 Net investment/additional
  paid in capital............    433,039(4)        6,905 (1)  593,560     265,000 (5)(6)
                                                  27,006 (3)              263,700 (6)
                                                 126,610 (2)              (15,000)(5)      1,107,260
  Retained earnings
   (deficit), incluing
  distribution to
   shareholder in excess of
  book value arising from
   the                                                                   (338,700)(5)
  Reorganization.............                   (761,300)(4) (761,300)    (12,568)(5)     (1,112,568)
                                --------        --------     --------    --------        -----------
    Total net
     investment/stockholders'
     equity (deficit)........    433,039        (600,779)    (167,740)    237,432             69,692
                                --------        --------     --------    --------        -----------
    Total liabilities and net
     investment/stockholders'
     equity (deficit)........   $549,331        $122,511     $671,842    $ 51,132        $   722,974
                                ========        ========     ========    ========        ===========

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1996
                            (DOLLARS IN THOUSANDS)
(1) Represents certain assets and liabilities, generally of an intercompany nature, not transferred to TRW's wholly owned subsidiary, IS&S, as a result of TRW's reorganization of the IS&S business (the "Reorganization") as set forth below. The aggregate net amount has been accounted for as a contribution to capital.

   Cash............................................................... $ (362)
   Prepaid expenses...................................................   (273)
   Other assets-principally note receivable from sale of business..... (3,464)
                                                                       ------
     Total assets..................................................... (4,099)
   Trade accounts payable--principally the reclassification of cash overdraft.........................................................  6,056
   Other accruals--principally restructuring reserves and accrued professional services.............................................  4,881
   Accrued compensation-principally accrued payroll expenses..........     67
                                                                       ------
     Total liabilities................................................ 11,004
                                                                       ------
   Contribution to capital............................................ $6,905
                                                                       ======

(2) Represents the establishment of deferred income taxes resulting from the Reorganization which resulted in a new basis for the Company's assets for income tax reporting purposes (See Note 4 and the Recapitalization, Financing, and Related Transactions). The following summary sets forth the application of SFAS No. 109, "Accounting for Income Taxes," and EITF 94-10 "Accounting for Income Tax Effects of Transactions among or with Shareholders" to reflect the new gross temporary differences between the assets and liabilities of the Company, tax affected at an estimated statutory income tax rate of 40%:

  PURCHASE PRICE FOR INCOME TAX REPORTING PURPOSES:

   Proceeds to sellers of securities (including cash proceeds of
    $1,010,000) (a).................................................. $1,100,000
   Estimated fees and expenses.......................................     60,500
                                                                      ----------
     Total........................................................... $1,160,500
                                                                      ==========

  ALLOCATED AS FOLLOWS:

   Book value of deemed net assets acquired, excluding the histori-
    cal book value of intangible assets of approximately $395,809...  $   71,141
   Estimated increase in property and equipment to fair market val-
    ue..............................................................      50,000
   Estimated fees and expenses......................................      60,500
   Increase in intangible assets for income tax reporting purposes..     978,859
                                                                      ----------
     Total..........................................................  $1,160,500
                                                                      ==========

  --------
  (a) Consists of the repayment of the TRW Note of $761,300 (Note 5), the redemption of a portion of the Company's stock for aggregate consideration of $248,700 and common and preferred stock totalling $90,000.

  Deferred taxes principally relating to the excess of intangible assets and property and equipment for income tax reporting purposes over historical net book value is determined as follows:

   Noncurrent deferred tax asset relating to excess tax basis over historical book basis........................................... $ 411,544
   Noncurrent deferred tax liability relating to excess historical book basis over tax basis (principally relating to intangible assets totalling approximately $395,809)........................  (158,324)
                                                                     ---------
   Noncurrent deferred tax asset, net...............................   253,220
   Deferred tax valuation allowance.................................  (126,610)
                                                                     ---------
   Noncurrent deferred tax asset, net............................... $ 126,610
                                                                     =========

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 JUNE 30, 1996
                            (DOLLARS IN THOUSANDS)

The Company is in the process of completing an appraisal of its assets and any change from the estimate will either increase or decrease the final amount of intangible assets for income tax reporting purposes. Management believes that the final appraisal will not vary materially from the preliminary estimate.

The valuation allowance represents the amount of the deferred tax assets which, based on management's forecasts for future taxable income and other relevant factors, may not be realized.

(3) Reflects the purchase of the remaining 40% partnership interest in TRW REDI which was completed immediately prior to the Recapitalization Closing. Since the Company is currently in the process of completing an appraisal of its assets, management has recorded a purchase price for pro forma purposes equal to the net book value of the minority interest. As the acquisition of the remaining 40% interest was funded by TRW, the purchase price for pro forma purposes is accounted for as a contribution to capital.

(4) Represents the contribution of substantially all of the TRW IS&S historical assets and liabilities and the equity of TRW Hotel Company Inc. into TRW's wholly owned subsidiary, IS&S, and the issuance of the TRW Note in connection with the Reorganization. The historical TRW IS&S net investment account includes transactions of an intercompany nature related to deferred income taxes, employee benefit plans, other intercompany transactions and the residual net investment balance in TRW IS&S. At the date of the contribution, IS&S had 100 shares of no par value common stock outstanding.

(5) Reflects the incurrence of debt relating to the Credit Facilities and the Bridge Loan and use of the cash proceeds from such debt and the Offering to repay the TRW Note, the Bridge Loan and the fees and expenses incurred in connection with the aforementioned debt and Offering. Additionally, it reflects the partial redemption of stock of the Company held by TRW for aggregate cash consideration of $248,700 and the conversion of the remaining stock of the Company held by TRW into new shares of Common Stock and Senior Convertible Preferred Stock totaling $15,000 and $75,000, respectively, pursuant to the Recapitalization.

                                    SOURCES

     Revolving Facility............................................. $   25,000
     Tranche A Term Loan............................................    200,000
     Tranche B Term Loan............................................    175,000
     Tranche C Term Loan............................................    175,000
     Bridge Loan....................................................    250,000
     Proceeds From The Offering.....................................    265,000
     Investors' Equity Investment...................................    248,700
                                                                     ----------
       Total Sources................................................ $1,338,700
                                                                     ==========

                                      USES
     Payment of deferred financing costs (a)........................ $   47,932
     Payment of Bridge Loan fees (b)................................     12,568
     Contribution to working capital................................      3,200
     Payment of TRW Note............................................    761,300
     Payment of the Bridge Loan.....................................    250,000
     Redemption of the Company's Common Stock held by TRW...........    248,700
     Payment of Offering fees and expenses..........................     15,000
                                                                     ----------
       Total Uses................................................... $1,338,700
                                                                     ==========

  --------
  (a) Consists of bank fees from the Credit Facilities, financial advisory fees and legal, accounting and other professional fees.
  (b) Reflects Bridge Loan fees written-off as a result of the extinguishment of this debt with the net proceeds of the Offering. See "Unaudited Pro Forma Financial Data."

(6) Represents the conversion of     ,     ,      and      shares of Class A,
    Class B, Class L-1 and Class L-2 Common Stock into     shares of Common
    Stock, $    par value, with the excess of the total Common Stock
    consideration over the par value being reflected within additional paid in capital.

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                                         YEAR ENDED DECEMBER 31, 1995
                          -------------------------------------------------------------
                                     REORGANIZATION,
                                      ACQUISITIONS     PRO
                          HISTORICAL       AND        FORMA    TRANSACTIONS    COMPANY
                           TRW IS&S   DISPOSITIONS     IS&S    ADJUSTMENTS    PRO FORMA
                          ---------- --------------- --------  ------------   ---------
                                            (DOLLARS IN THOUSANDS)
Sales...................   $540,159      $(4,140)(1) $537,445    $            $537,445
                                           1,426 (2)
Cost of sales...........    273,941       (2,461)(1)  270,937      (2,965)(5)  266,737
                                             380 (2)               (1,235)(6)
                                            (923)(3)
                           --------      -------     --------    --------     --------
Gross profit............    266,218          290      266,508       4,200      270,708
Administrative and sell-
 ing expenses...........    151,150       (2,311)(1)  149,087      (1,235)(6)  151,992
                                             248 (2)                4,800 (7)
                                                                     (660)(7)
Research and development
 expenses...............     24,928                    24,928                   24,928
Restructuring expense
 (income)...............     (3,317)                   (3,317)                  (3,317)
TRW corporate general
 and administrative
 expenses...............      4,826                     4,826      (4,826)(7)      --
                           --------      -------     --------    --------     --------
Income from operations..     88,631        2,353       90,984       6,121       97,105
Minority interest.......      2,011       (2,011)(3)      --                       --
Interest expense........        706                       706      55,355       56,061
Other (income) expense,
 net....................       (368)       1,257 (1)      (33)                     (33)
                                            (922)(3)
                           --------      -------     --------    --------     --------
Income (loss) before
 income taxes...........     86,282        4,029       90,311     (49,234)      41,077
Provision for (benefit
 from) income taxes.....     34,530        1,612 (4)   36,142     (19,694)(4)   16,448
                           --------      -------     --------    --------     --------
Net income (loss).......   $ 51,752      $ 2,417     $ 54,169    $(29,540)    $ 24,629
                           ========      =======     ========    ========     ========
Pro forma net income per
 common share...........   $
                           ========
Pro forma weighted
 average common shares
 outstanding............
                           ========
Supplemental pro forma
 net income per common
 share..................                                                      $
                                                                              ========
Supplemental pro forma
 weighted average
 common shares
 outstanding............
                                                                              ========

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                                        SIX MONTHS ENDED JUNE 30, 1995
                          --------------------------------------------------------------
                                     REORGANIZATION,
                                      ACQUISITIONS     PRO
                          HISTORICAL       AND        FORMA    TRANSACTIONS     COMPANY
                           TRW IS&S   DISPOSITIONS     IS&S    ADJUSTMENTS     PRO FORMA
                          ---------- --------------- --------  ------------    ---------
                                            (DOLLARS IN THOUSANDS)
Sales...................   $267,665      $(1,793)(1) $267,298   $              $267,298
                                           1,426 (2)
Cost of sales...........    136,992         (807)(1)  136,109      (1,512)(5)   133,979
                                             380 (2)                 (618)(6)
                                            (456)(3)
                           --------      -------     --------   ---------      --------
Gross profit............    130,673          516      131,189       2,130       133,319
Administrative and
 selling expenses.......     74,506       (1,143)(1)   73,611        (618)(6)    75,063
                                             248 (2)                2,400 (7)
                                                                     (330)(7)
Research and development
 expenses...............      9,519                     9,519                     9,519
TRW corporate general
 and administrative
 expenses...............      2,382                     2,382      (2,382)(7)       --
                           --------      -------     --------   ---------      --------
Income from operations..     44,266        1,411       45,677       3,060        48,737
Minority interest.......        769         (769)(3)      --                        --
Interest expense........        246                       246      27,511 (8)    27,757
Other (income) expense,
 net....................        (52)        (455)(3)     (507)                     (507)
                           --------      -------     --------   ---------      --------
Income (loss) before
 income taxes...........     43,303        2,635       45,938     (24,451)       21,487
Provision for (benefit
 from) income taxes.....     17,321        1,054 (4)   18,375      (9,780)(4)     8,595
                           --------      -------     --------   ---------      --------
Net income (loss).......   $ 25,982      $ 1,581     $ 27,563   $ (14,671)     $ 12,892
                           ========      =======     ========   =========      ========
OTHER DATA:
Pro forma net income per
 common share...........   $
                           ========
Pro forma weighted
 average common shares
 outstanding............
                           ========
Supplemental pro forma
 net income per common
 share..................                                                       $
                                                                               ========
Supplemental pro form
 weighted average common
 shares outstanding.....
                                                                               ========

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                                        SIX MONTHS ENDED JUNE 30, 1996
                          -------------------------------------------------------------
                                     REORGANIZATION,
                                      ACQUISITIONS     PRO
                          HISTORICAL       AND        FORMA    TRANSACTIONS    COMPANY
                           TRW IS&S   DISPOSITIONS     IS&S    ADJUSTMENTS    PRO FORMA
                          ---------- --------------- --------  ------------   ---------
                                            (DOLLARS IN THOUSANDS)
Sales...................   $286,173      $(1,422)(1) $284,751    $            $284,751
Cost of sales...........    149,327         (577)(1)  148,325      (1,430)(5)  146,259
                                            (425)(3)                 (636)(6)
                           --------      -------     --------    --------     --------
Gross profit............    136,846         (420)     136,426       2,066      138,492
Administrative and
 selling expenses.......     73,878         (275)(1)   73,603        (636)(6)   75,037
                                                                    2,400 (7)
                                                                     (330)(7)
Research and development
 expenses...............     20,229                    20,229                   20,229
Restructuring (income)
 expense................     (1,130)                   (1,130)                  (1,130)
TRW corporate general
 and administrative
 expenses...............      2,545                     2,545      (2,545)(7)      --
                           --------      -------     --------    --------     --------
Income from operations..     41,324         (145)      41,179       3,177       44,356
Minority interest.......      2,276       (2,276)(3)      --                       --
Interest expense........        574                       574      27,214 (8)   27,788
Other (income) expense,
 net....................        400       (3,699)(1)   (3,723)                  (3,723)
                                            (424)(3)
                           --------      -------     --------    --------     --------
Income (loss) before
 income taxes...........     38,074        6,254       44,328     (24,037)      20,291
Provision for (benefit
 from) income taxes.....     15,230        2,502 (4)   17,732      (9,615)(4)    8,117
                           --------      -------     --------    --------     --------
Net income (loss).......   $ 22,844      $ 3,752     $ 26,596    $(14,422)    $ 12,174
                           ========      =======     ========    ========     ========
Pro forma net income per
 common share...........   $
                           ========
Pro forma weighted
 average common shares
 outstanding............
                           ========
Supplemental pro forma
 net income per common
 share..................                                                      $
                                                                              ========
Supplemental pro forma
 weighted average
 common shares
 outstanding............
                                                                              ========

          NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
   YEAR ENDED DECEMBER 31, 1995 AND SIX MONTHS ENDED JUNE 30, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)

  The Unaudited Pro Forma Statements of Income give effect to the following unaudited pro forma adjustments:

(1) Reflects the exclusion of the results of operations for three niche businesses, two which were sold in the third quarter of 1995 and one which was sold in the second quarter of 1996, and the gains of $1,257 and $3,699 recognized on these dispositions for the year ended December 31, 1995 and the six months ended June 30, 1996, respectively. The combined unaudited historical operating results for these three businesses were as follows:

                                                                  SIX MONTHS
                                                                     ENDED
                                                     YEAR ENDED    JUNE 30,
                                                    DECEMBER 31, --------------
                                                        1995      1995    1996
                                                    ------------ ------  ------
   Sales...........................................    $4,140    $1,793  $1,422
   Cost of sales...................................     2,461       807     577
                                                       ------    ------  ------
   Gross profit (loss).............................     1,679       986     845
   Administrative and selling expenses.............     2,311     1,143     275
                                                       ------    ------  ------
   Income (loss) from operations...................    $ (632)   $ (157)    570
                                                       ======    ======  ======

(2) Reflects the inclusion of the unaudited historical operating results of two acquired businesses, Professional Real Estate Tax Service, Inc. (PRE) and American Business Corporation, Inc. (ABC), for the preacquisition period. Results for PRE and ABC after June 30, 1995 are included in the Company's historical results. Operating data for preacquisition periods for the two businesses are set forth below:

                                               FOR THE SIX MONTH PERIOD ENDED
                                                       JUNE 30, 1995
                                               ---------------------------------
                                                 PRE       ABC       COMBINED
                                               --------- --------- -------------
   Sales...................................... $     833 $     593  $     1,426
   Cost of sales..............................        98       282          380
                                               --------- ---------  -----------
   Gross profit (loss)........................       735       311        1,046
   Administrative and selling expenses........       221        27          248
                                               --------- ---------  -----------
   Income (loss) from operations.............. $     514 $     284  $       798
                                               ========= =========  ===========

(3) Reflects the elimination of the minority interest adjustment totaling $2,011, $769 and $2,276 for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996, respectively, resulting from the purchase of the remaining 40% partnership interest in TRW REDI. In addition, subsequent to the purchase and the Transactions, the Company will no longer be required to make trademark royalty payments to the minority partner and its parent totalling $1,845, $911 and $849 for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996, respectively (recorded 50% to cost of sales and 50% to other (income) expense).

          NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
   YEAR ENDED DECEMBER 31, 1995 AND SIX MONTHS ENDED JUNE 30, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)

(4) Reflects the income tax adjustment required to result in a pro forma income tax provision based on: (i) the Company's historical tax provision using historical amounts and (ii) the direct tax effects of the pro forma adjustments described herein.

(5) Reflects the estimated recurring costs of performing certain activities as a result of the Transactions as described below:

                                                                 SIX MONTHS
                                                                    ENDED
                                                    YEAR ENDED    JUNE 30,
                                                   DECEMBER 31, -------------
                                                       1995      1995   1996
                                                   ------------ ------ ------
   Elimination of a contractual "corporate wide"
    cash incentive plan between TRW and certain
    Company executives no longer available to the
    Company prospectively on a stand-alone basis.
    The Company plans to implement a fixed option
    plan on a stand-alone basis. All grants under
    such plan are expected to equal the fair
    market value of the common stock on the grant
    date..........................................    $1,400    $  700 $  526
   Replacement of a "corporate wide" TRW
    telecommunication plan which resulted in TRW
    allocations to the Company totalling $6,464,
    $3,352 and $3,730 for the year ended December
    31, 1995 and the six months ended June 30,
    1995 and 1996, respectively, with the
    estimated annual cost of this service to the
    Company on a stand-alone basis of $4,899
    ($5,652 in 1996) based upon competitive bids..     1,565       812    904
                                                      ------    ------ ------
                                                      $2,965    $1,512 $1,430
                                                      ======    ====== ======

(6) Represents the estimated recurring cost of providing health and other benefits to the Company's employees on a stand-alone basis. These benefits were previously provided as part of "corporate wide" TRW plans which resulted in allocations to the Company totalling $6,470, $3,236 and $3,332 for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996, respectively. As a result of the Transactions, the Company is no longer allowed to participate in these plans. As a result, management has developed its own benefits package for its employees, at an annual estimated recurring cost of $4,000 ($4,120 in 1996) resulting in a net cost reduction of $2,470, $1,236 and $1,272 for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996, respectively. These costs are allocated 50% to cost of sales and 50% to administrative and selling expenses.

(7) Represents management's estimate of the recurring cost of performing certain activities previously provided by TRW. Historically, TRW incurred certain general and administrative expenses including treasury management, benefits administration and governmental relations on behalf of all of its operating units which were allocated based upon each operating unit's cost of operations. As a result of the Transactions, these services are no longer available from TRW. The summary of the Company's expected stand-alone costs is set forth below:

           NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
    YEAR ENDED DECEMBER 31, 1995 AND SIX MONTHS ENDED JUNE 30, 1995 AND 1996
                             (DOLLARS IN THOUSANDS)

                                                                SIX MONTHS
                                                                   ENDED
                                                  YEAR ENDED     JUNE 30,
                                                 DECEMBER 31, ----------------
                                                     1995      1995     1996
                                                 ------------ -------  -------
   ALLOCATED COSTS:
     TRW corporate general and administrative
      expenses.................................    $(4,826)   $(2,382) $(2,545)
     Other, principally allocated international
      corporate occupancy charges..............       (660)      (330)    (330)
                                                   -------    -------  -------
       Total allocated costs...................     (5,486)    (2,712)  (2,875)
   ESTIMATED STAND-ALONE COSTS:
     Finance, administration and consulting
      fees (a).................................      3,925      1,962    1,962
     Government relations......................        300        150      150
     Human resources, including benefits
      administration...........................        160         80       80
     Communications............................        415        208      208
                                                   -------    -------  -------
       Total estimated stand alone costs.......      4,800      2,400    2,400
                                                   -------    -------  -------
       Net cost reductions.....................    $  (686)   $  (312) $  (475)
                                                   =======    =======  =======

  --------
  (a) Includes the annual management fee to be paid to Bain and THL for consulting and financial services to be provided to the Company.

(8) Addition to pro forma interest expense as a result of the Transactions is summarized as follows:

                                                                SIX MONTHS
                                                  YEAR ENDED  ENDED JUNE 30,
                                                 DECEMBER 31, ----------------
                                                     1995     1995(A)  1996(A)
                                                 ------------ -------  -------
   Elimination of historical interest expense..    $  (706)   $  (246) $  (574)
                                                   -------    -------  -------
   Interest on the borrowings under the Credit
    Facilities (assuming LIBOR at 5.5%):
     Revolving Facility--LIBOR plus 2.5%.......      2,000        992      992
     Tranche A Term Loan--LIBOR plus 2.5%......     16,000      7,934    7,934
     Tranche B Term Loan--LIBOR plus 3.0%......     14,875      7,376    7,376
     Tranche C Term Loan--LIBOR plus 3.5%......     15,750      7,810    7,810
   Other notes payable (8.38%).................        154         34       65
   Other fees..................................        350        174      174
                                                   -------    -------  -------
   Cash interest expense.......................     49,129     24,320   24,351
   Amortization of Transactions debt issuance
    costs
    ($47.9 million over an average 6.91 year
    amortization period).......................      6,932      3,437    3,437
                                                   -------    -------  -------
   Interest from Transactions debt require-
    ments......................................     56,061     27,757   27,788
                                                   -------    -------  -------
   Net increase................................    $55,355    $27,511  $27,214
                                                   =======    =======  =======

          NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
   YEAR ENDED DECEMBER 31, 1995 AND SIX MONTHS ENDED JUNE 30, 1995 AND 1996
                            (DOLLARS IN THOUSANDS)

  If interest rates increase by 1/8%, interest expense on the debt outstanding would increase by $719, $355 and $355 for the year ended December 31, 1995 and the six months ended June 30, 1995 and 1996, respectively.
  --------
  (a) Pro forma interest expense for the six months ended June 30, 1995 and 1996 assumes pro forma indebtedness as of December 31, 1995 was outstanding for 181 days. The Credit Facilities do not require principal payments until eighteen months subsequent to the Recapitalization Closing.

                  SELECTED HISTORICAL COMBINED FINANCIAL DATA

  The following selected historical combined financial data for the three years ended December 31, 1995 are derived from the audited combined financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The selected historical combined financial data set forth below for each of the two years in the period ended December 31, 1992 have been derived from the Company's unaudited combined financial statements, not included herein, and include all adjustments which management considers necessary for a fair presentation of the results of the Company for such periods. The selected historical combined unaudited financial data set forth below for the six month periods ended June 30, 1995 and 1996 have been derived from the Company's unaudited combined financial statements and the notes thereto included elsewhere in this Prospectus and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the results of the Company for such periods. Results for the interim periods are not necessarily indicative of the results for the full year. The selected combined financial data set forth below should be read in conjunction with, and is qualified by reference to the audited combined financial statements and the unaudited combined financial statements of the Company and notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                   SIX MONTHS
                                                                      ENDED
                               YEAR ENDED DECEMBER 31,              JUNE 30,
                          --------------------------------------  --------------
                           1991    1992    1993    1994    1995    1995    1996
                          ------  ------  ------  ------  ------  ------  ------
                                       (DOLLARS IN MILLIONS)
STATEMENT OF OPERATIONS
 DATA:
Sales...................  $427.2  $456.5  $486.4  $512.3  $540.2  $267.7  $286.1
Cost of sales...........   233.8   248.3   259.3   261.1   274.0   137.0   149.3
                          ------  ------  ------  ------  ------  ------  ------
Gross profit............   193.4   208.2   227.1   251.2   266.2   130.7   136.8
Administrative and
 selling expenses.......   145.7   141.1   140.7   147.3   151.1    74.5    73.9
Research and development
 expenses...............    11.3    11.9    11.8    14.8    24.9     9.5    20.2
Restructuring (income)
 expense (1)............    46.9   (18.4)    3.6    12.7    (3.3)    --     (1.1)
TRW corporate general
 and administrative
 expenses (2)...........     4.2     4.2     4.3     4.4     4.9     2.4     2.5
                          ------  ------  ------  ------  ------  ------  ------
Income (loss) from
 operations.............   (14.7)   69.4    66.7    72.0    88.6    44.3    41.3
Interest expense........     0.3     0.3     0.2     0.2     0.7     0.3     0.6
Minority interest.......    (2.9)    2.5     4.3    (2.6)    2.0     0.8     2.3
Other (income) expense,
 net (3)................     1.1     0.6    10.6   (18.7)   (0.4)   (0.1)    0.4
                          ------  ------  ------  ------  ------  ------  ------
Income (loss) before
 income taxes...........   (13.2)   66.0    51.6    93.1    86.3    43.3    38.0
Provision for (benefit
 from) income taxes.....    (1.0)   23.1    21.8    36.8    34.5    17.3    15.2
Cumulative effect of
 changes in accounting
 (4)....................     --      3.5     1.8     --      --      --      --
                          ------  ------  ------  ------  ------  ------  ------
Net income (loss).......  $(12.2) $ 39.4  $ 28.0  $ 56.3  $ 51.8  $ 26.0  $ 22.8
                          ======  ======  ======  ======  ======  ======  ======
Pro forma net income per
 common share (5).......                                  $               $
                                                          ======          ======
Pro forma weighted
 average common shares
 outstanding (5)........
                                                          ======          ======
SUPPLEMENTARY INCOME
 STATEMENT DATA (6):
Supplemental pro forma
 net income.............                                  $               $
                                                          ======          ======
Supplemental pro forma
 net income per common
 share..................                                  $               $
                                                          ======          ======
Supplemental pro forma
 weighted average common
 shares outstanding.....
                                                          ======          ======
OTHER FINANCIAL DATA:
Depreciation and
 amortization...........    94.0    97.6    90.4    83.1    79.4    39.8    41.2
Capital expenditures....    20.0    12.2    20.2    13.4    17.0     5.8     5.9
Expenditures for
 intangibles (7)........    82.5    55.9    48.2    61.5    64.5    28.0    33.2
BALANCE SHEET DATA:
Working capital.........  $ (9.5) $ (7.3) $(10.1) $(22.6) $(12.2) $  4.5  $ 10.7
Total assets............   592.7   557.0   545.9   533.7   555.4   543.0   549.3
Long-term debt..........     0.6     0.2     --      0.9     1.8     0.7     1.6
Net investment (8)......   443.0   424.0   416.5   401.3   418.5   424.5   433.0

                                                  (footnotes on following page)

 (1) In 1991, the Company recorded restructuring charges totalling approximately $47 million consisting of approximately: (i) $30 million pursuant to workforce reductions and the consolidation of the facilities;
     (ii) $11 million in connection with the planned closing of one of its businesses; and (iii) $6 million for severance costs, facility relocations and personnel consolidations in connection with TRW REDI. In 1992, the approximately $11 million reserve for the planned closure of one of its businesses and approximately $7 million of additional unutilized reserves recorded in 1991 were reversed. In 1993 and 1994, the Company recorded restructuring charges totaling $3.6 million and $3.9 million, respectively, principally relating to costs incurred for the relocation of the Company's data center from Orange, California to Allen, Texas. In 1994, the Company recorded an additional restructuring charge of $8.8 million to cover the costs of closing, downsizing, and relocating facilities and restructuring of TRW REDI. In 1995 and for the six months ended June 30, 1996, the Company reduced restructuring reserves by $3.3 million and $1.1 million, respectively.

 (2) TRW incurs certain general and administrative expenses including treasury and tax management, benefits administration, shareholder services and general corporate governance on behalf of all of its operating units which are allocated based upon each operating unit's cost of operations.

 (3) In 1993, the Company recorded other expense totaling $10.6 million, of which $10.5 million related to the write-off of an intercompany note receivable from TRW RELS, a real estate appraisal and lending support business prior to its divestiture from TRW. In 1994, the Company recorded a gain of $17.7 million on the sale of Credentials, a direct-to-consumer credit monitoring business. During 1996, the Company recorded a $3.7 million gain on TRW REDI's sale of the Sanborn business and a loss of $4.8 million pertaining to the full reserve of the Comcred notes receivable.

 (4) In 1992, the Company recorded a $3.5 million after tax charge for the cumulative effect of adopting SFAS 109 "Accounting For Income Taxes" and SFAS 106 "Accounting for Postretirement Benefits Other than Pensions." In 1993, the Company recorded a $1.8 million after tax charge for the cumulative effect of adopting SFAS No. 112, "Employer's Accounting for Postemployment Benefits."

 (5) Reflects.....

 (6) Reflects.....

 (7) Expenditures for intangibles consists principally of capitalized data files and software products.

 (8) "Net Investment" includes transactions of an intercompany nature, related to deferred income taxes, employee benefit plans, other intercompany transactions and the residual net investment balance.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Company is a leading provider of credit, marketing and real estate information on individuals, businesses and properties in the United States, servicing over 40,000 corporate and financial institutions in the United States. The Company's products and services play a key role in financial risk management as well as customer identification, acquisition and retention for businesses in a wide range of industries including financial services, retail, real estate, telecommunications and utilities. The Company sells three major categories of information products and services: credit, marketing and real estate. The Company's over 500-person direct sales force emphasizes a consultative selling approach for its larger customers, substantially all of whom have had relationships with the Company for more than a decade. In addition, the Company services smaller customers through telemarketing facilities and through resellers, brokers and credit bureaus.

Credit Information

  The Company believes that it is one of the two largest providers of consumer credit information and the second largest provider of business credit information in the United States. Customers use the Company's credit products and services in a variety of applications including the issuance and monitoring of credit cards, mortgages, small business loans and trade credit. These products and services include credit profile reports, credit scoring services, customized account management, on-line support for instant credit decisions, accounts receivable evaluations and fraud detection. Credit products and services sales were approximately $278 million, $286 million and $315 million in 1993, 1994 and 1995, respectively, representing approximately 57%, 56% and 58% of the Company's sales in those years.

Marketing Information

  The Company believes it is the largest provider of prescreen services and a leader in providing targeted marketing information services. The Company uses its selected credit and demographic data to develop and sell prescreened lists of individuals and businesses to whom financial institutions and retailers extend pre-approved offers of credit. Additionally, the Company uses its demographic and real estate data, enhanced by the non-restricted information (primarily name, address, telephone number and social security number) in its credit databases, to develop and sell targeted marketing products and services to financial institutions, consumer products companies, retailers, telecommunications companies and other consumer and business-to-business marketers. Targeted marketing products and services include the development of lists of potential customers, value-added enhancements to customer lists and the creation of marketing databases and other analytical tools. Marketing products and services sales were approximately $79 million, $112 million and $134 million in 1993, 1994 and 1995, respectively, representing 16%, 22% and 25% of the Company's sales in those years.

Real Estate Information

  Management believes that the Company's 1995 sales of real estate products and services were twice as large as the sales of its nearest competitors. Real estate products and services provide appraisers, realtors, lenders, government agencies and title companies with property, title and tax information necessary for the property transfer and financing process. The Company is the national leader in both property data and title information services. Real estate information products and services sales were approximately $105 million, $99 million and $92 million in 1993, 1994 and 1995, respectively, representing approximately 22%, 19% and 17% of the Company's sales in those years. Due to higher data acquisition and production costs, real estate information products and services are substantially less profitable than the Company's other products and services and, therefore, do not contribute proportionately to the Company's net income.

  Credentials, a direct-to-consumer credit reporting service which was divested in 1994, had sales of approximately $25 million (5% of the Company's sales) in 1993 and $16 million (3% of the Company's sales) in 1994.

  The Company's sales and business operations benefit from well-established customer relationships. Although the majority of the Company's sales is not guaranteed under long-term contracts, a substantial portion of the Company's sales are derived from customers with long-standing relationships with the Company. Sales to the 25 largest customers amounted to approximately $97 million (20% of sales) in 1993, $122 million (24% of sales) in 1994, and $154 million (29% of sales) in 1995. No single customer accounted for more than 2.1% of sales in each of the previous three years.

  The Company's revenues and operating results are affected by several economic trends which drive activity in the financial services sector. In particular, the rate of economic growth, interest rates, consumer spending, and consumer confidence influence demand for the Company's credit, marketing and real estate information products and services. The effect of these economic factors may be pronounced, as a significant portion of the Company's expenses is fixed in nature. Historically, however, the adverse effects of an economic downturn on credit reporting revenues have been partially offset by increased demand for risk management and portfolio monitoring services in these periods.

  The demand for target marketing services is also sensitive to the level of postal rates and mailing costs, which may limit customers' solicitation and marketing activities. List development and list enhancement services, which allow Company customers to more closely target their product offerings, have mitigated a portion of the revenue declines in periods when mailing costs rise.

POTENTIAL OPERATING IMPROVEMENTS

  As more fully described under "Unaudited Pro Forma Financial Data," management has identified certain areas which are expected to produce future cost reductions in excess of annual 1995 and six months ended June 30, 1996 historical cost levels totaling approximately $16.6 million and $12.7 million, respectively. These cost reductions are expected to be realized in part during 1996 and in full during 1997.

RESULTS OF OPERATIONS

  The following table sets forth the percentage of sales for each of the Company's product lines, and summarizes the related expenses and earnings expressed as a percentage of sales for each of the three years ended December 31, 1993, 1994 and 1995 and for the six months ended June 30, 1995 and 1996:

                                                            SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,        JUNE 30,
                                 -------------------------  ------------------
                                  1993     1994     1995      1995      1996
                                 -------  -------  -------  --------  --------
Sales:
  Credit information...........     57.0%    55.8%    58.1%     58.2%     59.7%
  Marketing information........     16.2     21.9     24.9      24.7      24.3
  Real estate information......     21.7     19.1     17.0      17.1      16.0
  Credentials..................      5.1      3.2      --        --        --
                                 -------  -------  -------  --------  --------
Total sales....................    100.0%   100.0%   100.0%    100.0%    100.0%
Cost of sales..................     53.3     51.0     50.7      51.2      52.2
                                 -------  -------  -------  --------  --------
Gross profit...................     46.7     49.0     49.3      48.8      47.8
Administrative and selling
 expenses......................     28.9     28.7     28.0      27.8      25.8
Research and development
 expenses......................      2.4      2.9      4.6       3.5       7.1
Restructuring (income)
 expense.......................      0.7      2.5     (0.6)      --       (0.4)
TRW corporate general and
 administrative expenses.......      0.9      0.9      0.9       0.9       0.9
Interest expense and minority
 interest......................      1.0     (0.5)     0.5       0.4       1.0
Other (income) expense.........      2.2     (3.7)    (0.1)      --        0.1
                                 -------  -------  -------  --------  --------
Income before income taxes.....     10.6     18.2     16.0      16.2      13.3
Provision for income taxes.....      4.5      7.2      6.4       6.5       5.3
Cumulative effect of change in
 accounting for post employment
 benefits......................      0.3      --       --        --        --
                                 -------  -------  -------  --------  --------
Net income.....................      5.8%    11.0%     9.6%      9.7%      8.0%
                                 =======  =======  =======  ========  ========

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO SIX MONTHS ENDED JUNE 30, 1995

  Sales in the first six months of 1996 increased 6.9% to $286.1 million from $267.7 in the same period of the prior year. Sales of credit products and services rose 9.7% to $170.8 million due to continuing gains in unit volumes. Sales of marketing products and services increased by 5.0% to $69.5 million, principally as a result of increased sales volumes of account management services.

  Real estate information services sales increased by 0.3% in the first six months of 1996 to $45.8 million. The increase in sales of electronically imaged products and tax reporting services was offset by lower revenues from traditional microfiche and hard copy property data products.

  Cost of sales was $149.3 million in the first six months of 1996 which represented an increase of 9.0% from the prior year, reflecting higher variable costs associated with increased sales and call volumes and services provided by the Company's National Consumer Assistance Center. Gross margin for the first six months of 1996 was 47.8% as compared to 48.8% for the prior year.

  Administrative and selling expenses for the first six months of 1996 decreased to $73.9 million from $74.5 million in the same period of 1995 as a result of continuing cost control in overhead and administrative areas. As a percentage of sales, administrative and selling expenses decreased from 27.8% as of June 30, 1995 to 25.8% as of June 30, 1996.

  Research and development expenses increased to $20.2 million in the first six months of 1996 from $9.5 million in the same period of 1995 due to higher development costs associated with the introduction of File One. During the second quarter of 1996, the Company implemented the File One database system. The Company expects to experience a reduction of research and development expenses during the remainder of 1996 and thereafter.

  In addition, as a result of the Recapitalization Closing, the successful implementation of File One and continuing efforts to reduce operating costs, management is currently considering proposals to outsource certain manufacturing and fulfillment functions related to its property data products, which may result in a significant downsizing or closure of a particular facility. Management is also evaluating the estimates of useful life and carrying values of capitalized consumer credit data files to determine whether changes in these estimates are appropriate as a result of the new system architecture, new product offerings or prospective changes in data retention practices. These pending actions may result in significant adjustments to the carrying value of specified assets during the third or fourth quarter of 1996.

  The Company invested in Comcred S.A. de CV ("Comcred"), a start-up Mexican credit data company. The Company purchased 2,400 shares of Comcred's Series B stock (20% interest) for $0.8 million. The Company accounts for its investment in Comcred using the equity method of accounting. In 1995, such investment balance was reduced to zero as a result of the recognition of the Company's share of losses incurred by Comcred. In addition, the Company has entered into three note agreements which allow Comcred to draw down cash as necessary. Two of the promissory notes have conversion features which allow the Company to convert an amount of principal and interest that would result in issuance of an additional 29% of Comcred's total voting securities. As of June 30, 1996, the Company had principal and interest totaling $4,837 outstanding under the notes. During the second quarter of 1996, Comcred did not obtain approval for a significant contract with the Mexican government. As a result, the Company has fully reserved for all amounts due from Comcred under these notes.

  In addition, other income and expense in the first six months of 1996 includes a gain of $3.7 million resulting from the divestiture of Sanborn, a provider of mapping services which was not considered to be strategic to the Company's current interests.

1995 COMPARED TO 1994

  Sales in 1995 increased 5.4% to $540.2 million, from $512.3 million in 1994. Excluding $16 million of revenue from Credentials, sales from the Company's continuing products increased 8.9% in 1995 from 1994.

  Strong performances in both credit and marketing products and services drove the increase in sales. Credit products and services sales in 1995 increased 10.1% from 1994 to $315 million, primarily as a result of a significant gain in consumer credit unit volumes, which was partially offset by pricing pressures. Sales of marketing products and services rose 19.7% to $134 million in 1995, from $112 million in 1994. Approximately 42% of this increase came from prescreening services used in conjunction with pre-approved credit offerings. Consumer and business marketing list services comprised the balance of this increase, reflecting the Company's increasing market penetration, as well as investments in new products and increased selling efforts.

  Sales of real estate information products and services in 1995 declined 7.1% to $92 million, from $99 million in 1994, due largely to a continuing recession in California real estate markets which adversely affected real estate revenues.

  Gross profit increased to $266.2 million in 1995 from $251.2 million in 1994 and improved slightly in 1995 as a percentage of sales to 49.3%. The increase in gross profits in 1995 was due primarily to the increase in net sales of credit and marketing products and services and increased operating efficiencies and strong cost controls in other areas, which more than offset declining net sales and high fixed costs in real estate information.

  Administrative and selling expenses increased 2.6% from 1994 to 1995 to $151.1 million, but declined as a percentage of sales. The restructuring effort in real estate information which began in 1994 led to reductions in sales and administrative personnel and facility consolidations.

   Research and development expenses in 1995 totaled $24.9 million, or 4.6% of sales. Expenses in this area increased 68.2% from 1994 due to the development costs associated with File One and the development of improved business processes for delivering consumer credit reporting services.

  Other income in 1994 totaled approximately $18.7 million, and was primarily the result of a $17.7 million gain on the divestiture of Credentials, the Company's direct-to-consumer credit reporting services.

1994 COMPARED TO 1993

  Sales in 1994 increased 5.3% to $512.3 million, from $486.4 million in 1993. Virtually all of the increase was a result of increased mail solicitations by the Company's customers and increased market penetration in marketing information products and services, sales of which increased by 41.8% from $79 million to $112 million in 1994.

  Sales of credit products and services increased 2.9% in 1994 to $286 million from $278 million in 1993, as a significant gain in consumer credit report unit volumes was mostly offset by competitive pricing pressures.

  Sales of real estate information products and services declined 5.7% in 1994 to $99 million from $105 million in 1993, as rising interest rates limited mortgage refinancing activity.

  Gross profit in 1994 increased to $251.2 million from $227.1 million in 1993 and increased as a percent of net sales to 49.0% in 1994 from 46.7% in 1993. The Company's increased sales in credit and marketing products and services more than offset the decline in real estate information sales, and the Company realized cost efficiencies from the consolidation of data centers into the Allen, Texas data processing center (the "Allen Data Center"), and other quality and process improvement initiatives.

  Administrative and selling expenses in 1994 increased 4.7% from 1993, reflecting the increase in sales.

  Research and development expenses in 1994 totaled $14.8 million, or 2.9% of sales. Research and development expenses increased 25.4% in 1994 from 1993, reflecting the Company's production costs associated with File One and the development of improved business processes for delivering consumer credit reporting services.

  Other expense in 1993 totaled approximately $10.6 million. This amount includes a $10.5 million write-off of an intercompany note receivable from TRW RELS, a real estate appraisal and lending support business, prior to its divestiture from TRW.

RESTRUCTURING (INCOME) EXPENSE

  In 1993 and 1994, the Company recorded charges totaling $3.6 million and $3.9 million, respectively, relating principally to the relocation and consolidation of data centers from Orange, California and Richardson, Texas to the Allen Data Center. This action was substantially completed during 1994. In addition, the Company recorded a charge of $8.8 million in 1994 to provide for the costs of downsizing, relocating facilities and restructuring of its real estate information business. Several key elements of this program were completed in 1995, including the payment of termination benefits to approximately 167 employees, facility buy-outs, and the consolidation of several facilities. During 1995 and the second quarter of 1996, the Company reduced excess restructuring reserves by $3.3 million and $1.1 million, respectively. The Company believes it maintains adequate reserves for completion of the remaining actions.

TRW CORPORATE GENERAL AND ADMINISTRATIVE EXPENSES

  TRW corporate expenses amounted to approximately 1.0% of sales, or $4.3 million, $4.4 million, $4.9 million, $2.4 million and $2.5 million in 1993, 1994, 1995 and in the six months ended June 30, 1995 and 1996, respectively. Corporate headquarters costs, including treasury services, tax management, shareholder services and general corporate governance are allocated based upon each operating unit's cost of operations. The Company believes that on a stand-alone basis, corporate general and administrative expenses will be no more than in its historical experience.

EFFECTIVE INCOME TAX RATE

  The effective income tax rate was 40.0% for the six months ended June 30, 1996 and 1995 and for the year ended December 31, 1995 (39.5% in 1994 and 42.3% in 1993). The effective income tax rate for the six months ended June 30, 1996 represents management's forecast of the full year effective income tax rate. The increase in the 1995 effective rate was primarily attributable to higher non-tax deductible amortization of intangibles arising from certain acquisitions. Most of the decrease from 1993 to 1994 was the result of an increase in the federal tax rate in 1993. The remaining decrease was due to lower non-tax deductible amortization of intangibles in 1994. As described in note 2 to the Unaudited Pro Forma Combined Balanced Sheet (See "Unaudited Pro Forma Financial Data"), TRW's Reorganization of the Company results in a new basis for the Company's assets for income tax reporting purposes. Based on management's current projections, the resulting increase in tax basis amortization, combined with increased interest expense as a result of the Transactions will result in no federal cash tax liabilities in each of the next three years.

EFFECTS OF INFLATION

  The Company believes inflation rates have been modest in recent years and have not had a material effect on the Company's results of operations.

QUARTERLY DATA

  The following table sets forth the Company's quarterly sales for 1996, 1995, 1994 and 1993.

                                                        NET SALES
                                         ------------------------------------------
                                           FIRST     SECOND      THIRD     FOURTH
                                          QUARTER    QUARTER    QUARTER    QUARTER
                                         ---------  ---------  ---------  ---------
                                         SALES  %   SALES  %   SALES  %   SALES  %
                                         ----- ---  ----- ---  ----- ---  ----- ---
                                                  (DOLLARS IN MILLIONS)
1996.................................... $144   50% $142   50%   --   --    --   --
1995....................................  134   25   134   25  $136   25% $136   25%
1994....................................  124   24   132   26   132   26   124   24
1993....................................  114   23   122   25   126   26   124   26

  Seasonal variations in revenues have become less pronounced as the Company has expanded its product offerings to serve a broader and more diverse customer base.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash provided by operating activities for the six months ended June 30, 1996 totaled $47.3 million, a decrease of $1.3 million or 2.7% from the six months ended June 30, 1995. The effect of improved collection of accounts receivables was more than offset by a decline in net earnings and higher levels of cash disbursements in satisfaction of current operating liabilities. Net cash provided by operating activities in 1995 totaled $137.9 million, an increase of $18.0 million or 15% from the prior year. Growth in credit and marketing sales, along with strong cost management contributed to the improvement in 1995 operating cash flow. Net cash provided by operating activities in 1993 totaled $141.9 million, benefiting from a $38 million decrease in net working capital.

  The Company's investing activities consist primarily of expenditures for intangible assets and capital expenditures. Spending for intangible assets totaled $33.2 million and $28.0 million for the six months ended June 30, 1996 and 1995, respectively, and $64.5 million, $61.5 million and $48.2 million in 1995, 1994 and 1993, respectively. Intangible assets primarily include capitalized data acquisition costs and software development. Capital expenditures are made principally for data center computing and telecommunications equipment in support of growth in existing products and new initiatives, and distributed computing and office automation tools for increased productivity. Capital expenditures totaled $5.9 million and $5.8 million for the six months ended June 30, 1996 and 1995, respectively, and $17.0 million, $13.4 million and $20.2 million in 1995, 1994 and 1993, respectively. Management anticipates spending on intangible assets and capital expenditures for 1996 and 1997, respectively, to be approximately $85 million and $78 million and does not expect significant increases from the 1997 level in the subsequent periods.

  Historically, data acquisition costs, as well as capital expenditures and research and development efforts sufficient to maintain competitiveness and develop new product initiatives and normal working capital requirements were met with internally generated funds.

  In connection with the Recapitalization, the Company incurred new indebtedness, including the Bridge Loan, aggregating approximately $825.0 million. Substantially all of the proceeds of such indebtedness were used to pay the TRW Note and fees and expenses related to the Recapitalization. See "The Recapitalization" and "Description of Credit Facilities." The Company will repay the Bridge Loan with proceeds of the Offering.

  As a result of the Recapitalization, the Company has significantly increased cash requirements for debt service relating to the Bridge Loan and the Credit Facilities. While the Bridge Loan will be repaid with the proceeds of the Offering, the Credit Facilities will remain outstanding. After the Offering, the Company will rely on internally generated funds and, to the extent necessary, on borrowings under the

Revolving Facility, which provides for borrowings up to $75.0 million, to meet its liquidity needs. On a pro forma basis, at June 30, 1996, the Company would have had long-term borrowings of approximately $576.6 million and up to approximately $50.0 million available under the Revolving Facility. The Company's ability to borrow is limited under the Credit Facilities. The Company's principal debt obligations, including the Credit Facilities, do not require principal payments within eighteen months from the Recapitalization Closing. See "Description of Credit Facilities."

  The Company had working capital deficits of $10.1 million, $22.6 million and $12.2 million in 1993, 1994 and 1995, respectively. Historically the Company participated in TRW's centralized cash management system whereby all cash receipts were "swept" daily into centralized corporate accounts. Net cash transferred by the Company to TRW exceeded net earnings in 1993 and 1994, and approximated net earnings in 1995. See the combined financial statements of the Company included herein. As of the Recapitalization, the Company no longer participates in TRW's centralized cash management system. As such, the Company does not believe that historical working capital deficits are indicative of its future working capital position.

  Management believes that based on the current level of operations and anticipated internal growth, cash flow from operations, together with other available sources of funds including borrowings under the Revolving Facility, will be adequate to make required payments of principal and interest on the Company's indebtedness and to fund anticipated capital expenditures and working capital requirements. However, actual capital requirements may change. The ability of the Company to meet its debt service obligations and reduce its total debt will be dependent on the future performance of the Company, which in turn, will be subject to general economic conditions and to financial, business, and other factors, including factors beyond the Company's control. A portion of the Company's debt bears interest at floating rates; therefore, its financial condition is and will continue to be affected by changes in prevailing interest rates.

CHANGES IN ACCOUNTING STANDARDS
  In March, 1995, the Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which is effective for fiscal years beginning after December 15, 1995. The adoption of this standard did not have any effect on the Company's consolidated results of operations or its financial condition.

  In 1993, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits," and recorded a one-time noncash charge of $1.8 million for the prior years' cumulative effect of the accounting change. Earnings before the cumulative effect of the accounting change were $29.8 million.

OTHER MATTERS
  As of December 31, 1995, the Company reduced the discount rate used to measure the obligations for its pension and other postretirement benefit plans from 8.5% to 7.0%, in recognition of lower prevailing long-term interest rates. The effect of the discount rate change on 1996 pension and other postretirement benefit costs is not material. In connection with the Recapitalization, the Company discontinued its participation in TRW's defined benefit pension plan during 1996. In addition, in connection with the Recapitalization, TRW retained all liabilities relating to pension and other post-retirement plans earned through the Recapitalization Closing.

  Any statements set forth which are not historical facts are forward looking statements that involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Potential risks and uncertainties include such factors as the substantial leverage and debt service obligation of the Company as a result of the Transactions, the demand for the Company's products and services, government regulations and privacy issues, competition, risk of data center failure, intellectual property rights and other risks identified herein.

CHANGE IN INDEPENDENT AUDITORS

  The combined financial statements and schedule of TRW IS&S at December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 have been audited by Ernst & Young LLP ("E&Y"). The reports of E&Y on TRW IS&S's financial statements for the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audits of TRW IS&S's financial statements for each of the two fiscal years ended December 31, 1995, and in the subsequent interim period through September 19, 1996 prior to the Recapitalization Closing, there were no disagreements with E&Y on any matters of accounting principles or practices, financial statement disclosure, or auditing scope and procedures which, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the matter in their report. Experian Corporation has not engaged E&Y as its independent auditor.

  Financial statements of Experian Corporation for the year ended December 31, 1996 are expected to be audited by Price Waterhouse LLP.

                                   BUSINESS

OVERVIEW

  The Company is a leading provider of credit, marketing and real estate information on individuals, businesses and properties in the United States, servicing over 40,000 corporate and financial institutions in the United States. The Company's products and services play a key role in financial risk management as well as customer identification, acquisition and retention for businesses in a wide range of industries including financial services, retail, real estate, telecommunications and utilities. For the twelve-month period ended June 30, 1996, the Company generated pro forma sales of $554.8 million and pro forma net income of $23.9 million. Increased demand for the Company's core products and expanded applications for reliable credit and marketing information as well as positive market dynamics have contributed to the Company's growth and profitability.

  Over the last 25 years, the Company has developed expertise in collecting, screening and organizing volumes of data into its five proprietary Databases. The Databases--consumer credit, business credit, consumer demographic, business marketing and real estate--contain information on over 190 million people, 93% of households and 12 million businesses in the United States. The Company updates the Databases with an average of over 40 million pieces of information daily from credit grantors, public records and proprietary sources. Management believes that the Databases represent the broadest and most current collection of such information in the United States. The Company utilizes the Databases to create a variety of products and services designed to address the information needs of its customers and continually seeks to improve the quality and breadth of its product offerings.

  To address the changing requirements of its customers, the Company recently implemented File One, a $100 million investment in, and upgrade of, the Company's consumer credit database from a traditional flat-file structure to a state-of-the-art relational database, File One. Management believes File One is one of the largest relational databases used commercially in the United States and that neither of the Company's major competitors currently has a similar database. File One offers a competitive advantage by enabling faster new product development cycles which improve time-to-marketing capabilities, providing information to customers in an open and more usable form, and by reducing development costs for new and enhanced versions of existing products. Furthermore, File One utilizes a unique data identification system which results in more accurate cataloging of individual pieces of data and reduces the risk of incorrect data or duplicate files.

INDUSTRY BACKGROUND

Credit Information Industry

  Credit information products and services are critical to issuers of credit because they identify credit extension risks and provide a cost effective method of monitoring outstanding pools of credit. The ability to select creditworthy customers and extend the proper amount of credit to such customers is a key determinant of profitability to issuers of credit. The cost to a credit grantor of purchasing credit information is modest compared to the potential losses from a bad credit decision. Likewise, timely and accurate credit information on trading partners enables businesses to maximize revenue opportunities while minimizing bad debt expense and to improve and more accurately predict debt collection.

  The credit reporting industry has enjoyed strong historic growth. Marketdata Enterprises estimates the consumer credit reporting industry generated approximately $1.63 billion of revenues in 1995. Management believes that the portion of such market in which the Company competes was approximately $875 million of revenues in 1995. Furthermore, Marketdata Enterprises estimates the business credit reporting industry generated approximately $1 billion of revenues in 1995. Management believes that the portion of such market in which the Company competes was approximately $600 million of revenues in 1995.

  The demand for credit information has been driven by a number of factors, including growth in consumer credit and the number of cashless transactions, expanding applications for and the development of new credit products, the increasing importance of credit portfolio monitoring and the need for quality small business credit information. The Company also expects these to be the principal factors affecting future growth in the credit information industry.

  Growth in consumer credit and cashless transactions increases the number of transactions which require issuers to utilize credit information. The increase in the number of people who carry credit cards, the average number of credit cards per person and the average utilization of each card are indicative of this trend. In addition, management estimates that every mortgage application generates demand for two or three credit reports.

  Expanding applications for credit information products and services have also favorably affected demand. In many industries, businesses are experiencing an increasing need to invest in their customer base, which makes the need for sound credit decisions a more important component of profitability. As an example, growth in wireless telecommunications, including cellular phones, paging and personal communications services, has created substantial customer acquisition costs and exposure to large monthly bills, which have caused telecommunications providers to use credit information more extensively to manage their businesses. Furthermore, as financial institutions and retailers more frequently grant "instant" credit as a means of cross-selling products or acquiring new customers, the need for credit information increases.

  In addition, the development of new, value-added credit information products and the availability of more complete data have made these products and services more valuable to existing and prospective customers. The declining cost of providing credit information has stimulated usage by increasing its cost effectiveness and accessibility to existing users.

  Portfolio monitoring represents a growing and predictable source of demand for credit information. As the aggregate outstanding consumer credit and business loans have become a larger portion of business for financial institutions, retailers and other users, the need to test outstanding credit portfolios has become more important, particularly in deteriorating credit environments. Early discovery of a potential credit problem can substantially reduce a business' overall bad debt expense.

  Finally, the increasing number of small businesses and home offices in the economy have stimulated demand for credit information as well. These entities represent greater credit risks with less availability of information from sources other than the credit reporting industry. In addition, consumer credit has become an important part of the small business credit decision process, since both a proprietor's business and consumer credit information are often required to evaluate the risk of extending credit to small enterprises.

Marketing Information Industry

  Marketing information products and services enable businesses to identify, retain and cross-sell new and existing customers in a targeted, cost-effective manner. Through the development and enhancement of customer lists and other analytical tools based on demographic, lifestyle and behavioral information, businesses can channel resources toward groups of consumers and businesses more likely to have a pointed interest in the products and services that they are offering for sale. Businesses can thereby improve their return on marketing investments by generating higher response rates from new or prospective customers.

  Several factors are contributing to the growth of the marketing information industry. The principal driver of growth is the trend away from more costly, less efficient mass marketing techniques, such as newspaper advertising and mass mailings, toward micro-marketing techniques, including using information about existing customers to stimulate additional purchases or using demographic data for more cost effective identification and acquisition of potential customers. Target marketing provides measurable results which marketers can analyze and use to refine marketing plans.

  Improvements in technological capabilities and data availability have also contributed to the growth of the marketing information industry. More powerful, lower cost computer processing has facilitated the development of more sophisticated databases. Better sources of information have resulted in increasingly broad and accurate databases with more demographic and lifestyle characteristics. More powerful software and other analytical tools enable users to access the data in a more precise manner. These improvements have expanded the applications available for existing users of marketing information and stimulated usage among businesses and in industries which had previously not considered its capabilities.

  Finally, the development and proliferation of non-store distribution formats (including direct mail, telemarketing and electronic commerce), and the emergence of pre-approved offers of credit as a way to attract new credit card customers and encourage switching from competitors' cards have also enhanced growth in the use of marketing information.

  The Company believes it is the largest provider of targeted prescreen services in North America, an industry which the Company believes had revenues of approximately $200 million in 1995, and which has grown at a compound annual growth rate of 39% since 1992. According to a 1995 study, commissioned by the Direct Marketing Association, total direct marketing advertising expenditures in the United States in 1995 were estimated to be $134 billion.

Real Estate Information Industry

  Real estate information products and services provide appraisers, realtors, lenders, government agencies and title companies with property data and title and tax information necessary for the property transfer and financing process. Property data products and services provide customized reports detailing property ownership, physical characteristics (such as lot size and dwelling square footage) and comparable sales activity in a given area. Title companies rely on title and tax information as a principal information source in the evaluation of title integrity and tax liens.

  Demand for real estate information products and services is principally driven by automation of the property transfer and financing process, new and existing home sales activity, commercial property transfers and mortgage financings and re-financings. Delivery methods for property data in particular have been shifting from microfiche to CD ROM and on-line products.

OPERATING STRENGTHS

  The Company believes that it can leverage its strengths to capitalize on continuing growth in fundamental demand for credit and marketing information. The Company's operating strengths include the following:

Unique Collection of Proprietary Databases

  Over the last 25 years, the Company has developed and maintained a unique collection of five proprietary databases which the Company utilizes to create a variety of products and services. These Databases--consumer credit, business credit, consumer demographic, business marketing and real estate--contain information on over 190 million people, 93% of households and 12 million businesses in the United States, as well as detailed property data for 349 counties nationwide and property title and tax information for 80 counties in eight Western states, representing approximately 55% and 17%, respectively, of the U.S. population. Management believes that its Databases represent the broadest and most current collection of such information in the U.S. In addition to name, address, telephone number and credit history, the types of information in the Databases include numerous demographic and lifestyle characteristics relating to individuals, households and businesses, such as age, length of residence at a particular address, dwelling unit type, gender of the head of household, family composition, estimated household income and home ownership. Since none of the Company's competitors possesses such a broad range of databases, the Company has the unique ability to combine elements, subject to applicable legal constraints, across the Databases to meet the information needs of existing and potential customers.

Extensive Database Expertise

  Over the last 25 years, the Company has developed extensive capabilities in building, integrating, managing and utilizing large and complex transaction oriented databases. The Company obtains data from a variety of proprietary and publicly available sources, including credit grantors, bankruptcy courts, UCC filings, driver's licenses, motor vehicle registrations, public real estate records, U.S. census and postal data, telephone directories and warranty cards. The Company updates the Databases with an average of over 40 million pieces of information daily to ensure accuracy and timeliness. The Company continues to package successfully the information contained in the Databases to meet the changing demands of its clients. The Company expects that the new relational architecture of File One, its consumer credit database implemented in June 1996, will enhance the speed, ease and flexibility of searching, sorting, linking and formatting information and, thereby, the data quality and effectiveness of product development efforts.

  The Allen Data Center employs highly automated advanced technology and a team of technical professionals to manage its database requirements. The Allen Data Center has 2,200 million instructions per second (MIPs) of central processing unit capacity, uses 12 terabytes of direct access storage capacity and currently operates 7 days a week, 24 hours a day. The Allen Data Center can process 50 transactions per second with a 2-second response time for each complex database query. A recent study of 200 large data centers conducted by the Gartner Group ranks the Allen Data Center second in overall operating efficiency.

Leading Market Positions

  The Company has established strong positions in each of its markets and sells its products to virtually all major credit issuers. The Company is one of the two largest United States providers of consumer credit information in a market with only two other national competitors. Also, the Company is the second largest provider of business credit information in the United States. The Company believes it is the largest provider of prescreen services and among the largest providers of other targeted marketing information services. The Company believes that its 1995 real estate information net sales were twice as large as the sales of its nearest competitor. The Company's strong market positions provide the critical mass and economies of scale necessary to service its customers effectively and to sustain profitable growth.

Large Base of Established Customers and Comprehensive Network of Sales
Channels

  The Company has built its business around its strong, long-standing customer relationships in a variety of industries. The Company has had a continuing business relationship with substantially all of its top 25 customers for over a decade, or since their inception, and has sold to several of its customers over much longer periods. The Company believes that relationships with its customers are the core of its franchise. Major credit information customers include the nation's largest banks, financial institutions, retailers, telecommunications companies and utilities.

  The Company markets its products and services through a combination of channels, including its commission-based direct sales force of over 500 people, indirect sales representatives, credit bureaus and its telesales and teleservicing center. The Company's direct sales force emphasizes a consultative selling approach for its larger customers. In addition, the Company services smaller customers through its telemarketing facility and through local resellers and credit bureaus. The Company believes it sells a higher percentage of its consumer credit products through Company salespeople than either of the Company's national competitors. This strategy provides the Company with closer customer contact, enabling better identification of their information needs and market trends. The Company's business credit and marketing services are sold through a direct sales force organized by industry, since customers within the same industry often require similar types of products and customer service. This network of channels and practice of organizing its sales force by industry enhances the Company's ability to identify emerging customer needs and expand its marketing efforts into new markets.

Reputation for Integrity, Quality and Reliability

  The Company believes it is an industry leader in the handling of sensitive information in its Databases and the quality and reliability of its products and services. The Company believes it has been at the forefront of the industry in terms of compliance with the regulations that affect its business, including the FCRA and state regulations. The Company strives to treat consumers fairly and efficiently, including utilization of its state of the art National Consumer Assistance Center to service consumer inquiries and complaints. The Company has implemented numerous compliance programs and partners with, and assists, its key customers in dealing with and educating their consumer customers.

Experienced Management Team and Employees

  The Company believes it has been successful in attracting and retaining qualified management, sales and technical personnel with extensive experience in the information industry. The Company's sales force maintains long-standing relationships with the Company's national clients and brings to those clients knowledge of their industries and of the Company's products and services. The Company's group of over 400 technical employees (programmers, system engineers and system analysts) has enabled the development of proprietary database management software for internal use, as well as software applications for license to clients for their own credit and marketing analysis. The Company's top 10 managers have an average of over 10 years of experience with the Company and its information business predecessors. The Company believes its ability to attract and retain key people will be further enhanced as an independent company focused exclusively on the information services industry.

GROWTH STRATEGY

  The Company seeks to leverage its expertise in data management, mining and analysis to develop increasingly customized products and services. The Company's customer focused operating strategy seeks to capitalize on its strengths, the growing demand and expanding applications for its information and the economies of scale in the information services industry.

Maintain, Expand and Enhance the Databases

  The unique and comprehensive nature of the Databases have been key elements in the Company's success to date. The Company plans to continue strengthening and investing in its core business by acquiring and developing new data and ways to screen information to enhance the breadth and quality of its data content. The Company believes that the breadth of information in its Databases, together with the flexibility afforded by File One, uniquely positions the Company to independently develop product offerings utilizing data from various databases. The Company does not believe any of its competitors have a similar capability to link together such a wide range of information.

Develop New Products and Enter Growing End Use Markets

  The Company intends to continue utilizing the Databases to develop value-added products and services for its customers. The Company intends to generate additional growth through the introduction of products and services that address a broader range of its customers credit decisions, leverage the relational structure of File One and utilize new information sources. Furthermore, the demand for credit and marketing information continues to expand rapidly as an increasingly broad group of industries utilize the Company's information. For example, as growth in the cellular phone industry has yielded significant credit exposure for telecommunications companies, the Company's sales to telecommunications providers have doubled.

Exploit New Delivery Systems for its Products

  As a provider of information content and analytical tools, the Company continually seeks new ways to package and deliver its products and services to its customers. Different delivery systems can stimulate usage by existing customers and make the Company's products and services accessible to new customers. Currently, the Company delivers a substantial portion of its products through on-line links between mainframe computers and, to a lesser extent, on paper and microfiche. Recently, the Company has begun to enhance its delivery alternatives through the addition of CD ROM and the ability to download to customer client server networks. In addition, the Company is developing ways to enhance the accessability of its content through the Internet and other data networks. The Company plans to expand its distribution methods as new technologies emerge.

Pursue Strategic Acquisitions and Alliances

  The Company intends to pursue strategic acquisitions of or alliances with companies that have products and services, technologies or industry specializations that enhance or complement those of the Company. In particular, the Company believes that the domestic marketing information industry is consolidating and that this trend will continue as the need for higher quality information, privacy protection and information technology infrastructure become more significant. The Company will also pursue opportunities to enter the credit reporting and marketing information industries in foreign markets through acquisitions of, or partnerships with, established businesses. The Company intends to pursue alliances and joint ventures as a cost-effective method of offering its products and services in selected markets.

Improve Operating Efficiencies

  As a result of the Recapitalization, the Company operates as a stand-alone entity for the first time. Management has identified numerous reductions, primarily resulting from operating as an independent corporate entity. Furthermore, the Company believes a significant portion of the expenses associated with the development and implementation of File One will be eliminated upon the completion of the integration period by the end of 1996. Management continues to implement programs to increase margins and profitability.

PRODUCTS AND SERVICES

Credit Information -- Products and Services

  The Company's credit information products and services are critical to issuers of credit because they identify credit extension risks as well as provide a cost effective method of monitoring outstanding credit portfolios. The Company's customers use its consumer and business credit products and services in a variety of applications including the issuance and monitoring of credit cards, lines of consumer credit, mortgages, small business loans and trade credit. These products include credit profile reports, credit scoring services, customized account management, on-line support for instant credit decisions, accounts receivable evaluations and fraud detection.

  Utilizing its proprietary consumer credit database, the Company provides up-to-date consumer credit reports to various businesses, including banks, retailers, consumer finance companies, credit unions, mortgage lenders, utilities and telecommunications companies. The Company also provides other credit decision support, portfolio management tools and fraud detection services. For example, the Company offers products that provide ongoing monitoring of a customer's portfolio of credit accounts for the occurrence of delinquency and provide proactive assistance in finding delinquent customers. Also, the Company provides various generic, industry specific, or custom portfolio analysis models that enable its customers to evaluate, predict and control consumer credit risks.

  The Company capitalizes on its ability to link its various databases to provide fully integrated information products to its customers. The Company is able to market unique business credit products to the fast-growing small business lending market by drawing information from its consumer and business databases. For example, the Company offers products that provide credit information on business proprietors as a complement to credit information provided on the businesses themselves. The Company also offers industry specific business profiles containing special data relevant to credit issuers with business customers in the health care, computer sales, governmental contracting or nursing homes industries.

  The Company's credit products and services are grouped into three major categories: (i) Credit Verification; (ii) Analytic and Risk Scoring; and (iii) Other Integrated Offerings. Major products in each category include:


       CATEGORY         PRODUCTS AND SERVICES             DESCRIPTION
-------------------------------------------------------------------------------
  Credit Verification Credit Profile Report     Complete basic consumer profile
                      Select Check              On-line support for instant
                                                credit decisions
                      Connect Check             Utilities/Telecommunications
                                                credit checks
                      Business Profile          On-line detailed business
                                                profile
                      Industry Premiere Profile Industry specific profiles
                      Small Business Advisory   Link between consumer and
                      Report                    business profiles
  Analytic and Risk   Risk, Profitability and   Models providing analytical
   Scoring            Revenue Profiles          support and predictive
                                                capabilities of
                                                revenue/profitability for new
                                                accounts
                      FACS                      Fraud detection tools
                      Risk, Collection and      Models providing analytical
                      Recovery Models           support and predictive
                                                capabilities of
                                                collection/settlement for
                                                existing accounts
                      Intelliscore              Commercial risk scoring service
                                                based on statistical model
                      Risk Model Analysis       Risk score to companies on
                                                client list to identify high
                                                risk accounts
                      Employment Insight        Consumer credit record provided
                                                for employment purposes
  Other Integrated    Portfolio Management      This service encompasses three
   Offerings          Tool Kit                  products that assist companies
                                                in managing their accounts
                                                receivable.
                      Credit Decision Disk      This service provides summary
                                                credit information on up to
                                                three million companies in a CD
                                                ROM format. This subscription
                                                is updated six times annually.
                      Business Owner Link       This is a capability that
                                                enables qualified users to
                                                access the credit history of
                                                both the business and that of
                                                the business owner, by linking
                                                the business owner's credit
                                                profile to the business'
                                                profile.


Marketing Information--Products and Services

  Marketing information products and services enable businesses to successfully identify, retain and cross-sell both new and existing customers in a targeted, cost-effective manner. The Company works with its customers throughout the marketing process, from planning and project design, to list enhancement, database creation and response analysis. Financial institutions, retailers and other issuers of credit (including major credit cards, gas cards and phone cards) utilize pre-screened lists of potential customers to extend offers of pre-approved credit. Catalog mailers, retailers, financial institutions, consumer products companies, telecommunications providers and other direct marketers use the Company's other marketing information products for list development, list enhancements and creation of marketing databases and other analytical tools.

  The Company draws on its extensive credit and demographic information on over 190 million people and 93% of the households in the United States to provide relevant consumer information to target marketers of pre-approved offers of credit. The primary credit marketing information product offering is prescreened lists, which are targeted lists of customers for credit card or loan solicitations that meet the credit issuer's predetermined criteria. Prescreened credit marketing programs can be more effective than random solicitations and result in higher response levels and therefore lower customer acquisition costs. Regulations limit the Company's ability to sell consumer credit data for marketing purposes other than the creation of prescreened lists of pre-approved credit customers. The use of business credit information is not as extensively regulated as consumer credit information, allowing the Company more flexibility in providing business-to-business products that link business credit data with marketing information.

  The Company utilizes its demographic and real estate databases, enhanced by the non-restricted data (primarily name, address, telephone number and social security number) in its credit databases, to develop and sell target marketing products and services. These non-credit based marketing information products and services include (i) the development of lists of potential customers based on specified criteria such as behavioral and lifestyle information, purchasing patterns and other demographic information; (ii) value-added enhancements to existing customer lists, including elimination of duplicate names, address correction, appendage of demographic data and sorting by specified criteria; and (iii) the creation of marketing databases and other tools which companies can use to analyze customer information and behavior. For example, the Company can help businesses to create a profile of their target customer by analyzing and identifying common lifestyle and behavioral characteristics across their existing customer base. The Company can then search its Databases to develop a list of individuals and/or businesses who should have the highest propensity to purchase specified goods and services.

  Marketing products and services are grouped into three major categories: (i) Credit Products; (ii) Behavioral and Demographic; and (iii) Interlinked Data/Risk Models. Major products in each category include:


  CATEGORY          PRODUCTS AND SERVICES      DESCRIPTION
-------------------------------------------------------------------------------
  Credit Products   Prescreen (Business        Mailing lists according to
                    and Consumer)              predetermined criteria for
                                               offers of pre-approved credit
                    Quest                      Predetermined criteria for
                                               reviewing existing account
                                               relationships for risk
                                               management, credit-limit
                                               increases and cross-selling
                                               efforts
  Behavioral and    Consumer Lists             Lists of consumers with
   Demographic                                 information including:
                                               demographic, motor vehicle, new
                                               movers, etc.
                    Smart Targets              Identifies prospects by product,
                                               service or brand they are likely
                                               to buy
                    PSYCLE Financial           Predicts financial service usage
                                               for 86 million households
                    Response Model Analysis    Predicts likelihood of client
                                               response rates
                    National Business Database Demographic and identifying
                                               information on businesses
                                               nationwide
                    Cottage Industry File      Largest U.S. database of home-
                                               based businesses
  Interlinked Data/ Social Search              Look-up feature based on social
   Risk Models                                 security number
                    Property Link              Provides information regarding a
                                               consumer's residential property


Real Estate Information--Products and Services

  Real estate information products and services provide appraisers, realtors, lenders, government agencies and title companies with property, title and tax information necessary for the property transfer and financing process. The Company's property data services also provide customized reports detailing all residential, commercial and industrial activity in a given area. Title companies access the Company's title information services on-line as one of their principal information sources in their evaluation of the condition of titles for properties being transferred or financed. The Company is the national leader in both property data and title information services.

  The Company provides information, through license agreements with both end users and re-marketers, to direct marketers, government agencies, law firms, insurance companies, mortgage securities firms, tax service companies and others regarding the names and addresses of new home-owners, refinancing and equity borrowers. Included in this information is real property sales price, loan-to-value ratio, tax and title data recorded by various governmental agencies and lender's name. These license agreements relate primarily to property data and to a lesser extent to title information.

  The real estate products are delivered over multiple media, including print, microfiche, CD ROM and on-line services. In addition to basic property description reports, the Company offers maps of parcels of land (available in all media), market research on trends in real estate values and lending activity, and a home price index that includes predicted and historical real estate values. In addition to the basic title review products, the Company has developed a product which simplifies the title review process by storing images of all title documents and making them available on-line as opposed to having a reviewer search for these documents on microfiche.

COMPETITION

  The Company faces different competitive dynamics in each of its product areas. The Company, Equifax, Inc. and Trans Union Corp. are the only national service providers in the consumer credit reporting industry. There are also numerous small local bureaus in the consumer credit field. The Company's products compete in the marketplace on the basis of quality of information, price and customer service. In the business credit marketplace, the Company's primary, and only national, competitor is Dun & Bradstreet Corp. The Company competes in the business credit area largely on the basis of quality of data, integrity and objectivity of data sources and the Company's ability to link information on small businesses and their proprietors from the business and consumer credit Databases. The Company competes in the consumer marketing and business marketing information industries with several large national companies and smaller regional providers. The Company's national competitors include Abacus Direct, Acxiom Corporation, Database America Information Services, Inc., Direct Marketing Technology, Inc., Donnelley Marketing, Inc., Equifax, Inc., Harte-Hanks Communications, May & Speh, Inc., Metromail Corporation, Neodata Services, Inc., R.L. Polk & Co. and Trans Union Corp. The Company's real estate services compete based on breadth of product offerings, multiple delivery media and geographic coverage. Generally, the Company's competitors in the real estate information market provide either property data services or title information services but not both. Real estate information competitors include DataQuick Inc. in the property data business and Security Union Title Insurance Company and MetroScan in the title information services business.

SALES AND MARKETING

  The Company markets its products and services through different channels including its direct sales forces, indirect sales representatives and telemarketing services.

  Consumer credit services and consumer marketing services are sold primarily through a 330 person sales organization that includes a national account sales force and a regional sales force and through a teleservicing center and various affiliated credit bureaus.

  The Company's business credit services and business information services are sold through 93 direct sales representatives and 175 indirect sales representatives. Currently, the direct channel sells to approximately 3,000 business customers and the indirect channel sells to approximately 17,000 business customers. As customers within the same industry often require similar reports and data, this direct sales force is organized by industry users, including healthcare, telecommunications, financial services, retail, consumer goods, electronics, giftware, construction and banking. The Company believes focusing its sales people by industry will enhance the Company's ability to identify emerging needs for new products.

  Property data services are sold through a commission-based national sales organization of approximately 80 representatives organized into six regions. The Company also utilizes telemarketing efforts to attract new customers and sell additional products to its current customers. The Company's title information services are marketed by a direct sales force of 10 people.

  The primary customers of the Company's credit and marketing information products and services include financial services organizations, retailers, collection agencies, utilities, automotive companies, telecommunications businesses and direct marketers. The principal customers of the Company's real estate information services are title companies, lenders, real estate firms and data licensing companies. For the year ended December 31, 1995, no customer accounted for more than 2.1% of the Company's sales. The Company's top 25 customers accounted for approximately 29% of 1995 sales.

REGULATORY

Regulation of Consumer Products

  The Company's consumer credit report and consumer prescreen products are regulated by the FTC under the provisions of the FCRA. The FCRA was intended to regulate the activities of consumer reporting agencies and was enacted to prevent both real and perceived abuses in the business of collecting and disseminating information on consumers. Since the FCRA was passed in 1970, the information technology supporting the industry has changed significantly.

  The FCRA created a framework for the industry by defining both the scope of the data subject to regulation and setting forth the permissible uses of such data. The FCRA defines, among other things, a "consumer report" and a "consumer reporting agency" and specifies the permissible purposes for furnishing a consumer report. The FCRA also specifies how long information may be reported on a consumer report. The FCRA requires consumer reporting agencies to employ "reasonable" procedures to: (i) limit the furnishing of consumer reports for impermissible purposes, (ii) avoid obsolescence in a consumer report and (iii) assure the maximum possible accuracy of such reports. The FCRA regulates disclosures to governmental agencies and consumers, specifies procedures for disputing information, specifies charges for certain disclosures, and sets requirements for the users of consumer reports and liability for non-compliance. The FCRA provides for recovery by a consumer in federal or state court of actual damages, costs of the action, and reasonable attorney's fees for the willful or negligent failure, as well as punitive damages for a willful failure, of a consumer credit reporting agency to comply with any requirement of the FCRA. The FTC has the responsibility for the administrative enforcement of the FCRA, including the authority to issue cease and desist orders in connection with a method of competition, act or practice determined by the FTC to be unfair or deceptive.

  The consumer credit reporting industry is also regulated by many state credit reporting statutes. The state statutes typically regulate the activities of credit reporting agencies in much the same way as the FCRA, but impose different specific requirements.

  The Company is subject to two consent decrees, one with the FTC and one with eighteen individual states, pursuant to which the Company has agreed to comply with the FCRA and applicable state regulations and report certain information to the FTC and such states in connection with the Company's compliance activities. This reporting requirement expires at the end of 1996. Also, the Company has agreed to use only identifying information--name, address, telephone number, social security number, age and gender--from its consumer credit database for marketing purposes other than prescreen marketing services. The Company is also subject to two Assurances of Discontinuance with the State of Vermont whereby the Company is required to compensate consumers for losses relating to a particular incident as well as to maintain listings in certain Vermont phone books. The Company has satisfied its compensation requirements to consumers and is satisfying such phone book listing requirements.

Self Regulation

  In response to growing concerns about individual privacy and the collection, distribution and use of information about individuals, the Direct Marketing Association (the "DMA"), which is the leading trade association of direct marketers, has established certain guidelines for fair information practices which it recommends be followed by participants in the direct marketing industry. In addition to its compliance with the DMA guidelines, the Company has adopted and implemented fair information practices, principles and procedures which supplement those of the DMA. One of the guidelines suggested by the DMA is that direct marketers refrain from soliciting by mail or telephone those individuals who have contacted the DMA and have asked that they not be the subject of unrequested solicitations. To make compliance with this guideline possible, the DMA maintains the Mail Preference Service and the Telephone Preference Service, consisting of lists of those individuals who have notified the DMA that they wish to "opt out" of receiving mail or telephone solicitations. The DMA makes these lists available to participants in the direct marketing industry who subscribe to these services. The Company is a subscriber and receives updated lists from the DMA monthly and promptly removes from its database all information concerning the individuals who appear on the DMA lists.

Other Regulation

  Growing privacy concerns have also led to increased federal and state regulation of the collection, use and transfer of information about individuals and of direct marketers and their activities. Examples of laws regulating the use of information include laws adopted by a number of states precluding the use of voter registration and driver's license information and the federal Driver's Privacy Protection Act of 1994, which becomes effective in 1997. Under this Act, each state will be prohibited from disclosing personal information contained in motor vehicle department records for bulk use in surveys, marketing or solicitations, unless the state has implemented a procedure whereby each driver has the opportunity to prohibit such use of information about such driver. Examples of laws regulating direct marketers and their activities include: state laws requiring telemarketers to be bonded or registered; an FTC regulation prohibiting certain telemarketing practices and solicitations; and federal and state restrictions on the use by telemarketers of automatic dialing and artificial voices or prerecorded messages. Some of the activities of the Company may be subject to the Real Estate Settlement Procedures Act which regulates activities in connection with real estate transactions.

Compliance Activities

  The Company has adopted a policy of vigorously pursuing individual consumer and compliance issues, handling them as promptly and unambiguously as possible. For example, the Company has made a significant investment in its National Consumer Assistance Center to promptly resolve consumer issues as a key component of its commitment to compliance and customer service. Also, the Company has pursued a comprehensive program of compliance and consumer education activities. Such activities include the Company's: (i) comprehensive employee training and education program; (ii) system of compliance officers for its consumer credit business; (iii) advice and oversight by the law department; (iv) formal adoption of Fair Information Practices and Privacy Principles; (v) establishment of the Consumer Advisory Council; and (vi) an ongoing communication program geared towards education of the consumer.

INFORMATION TECHNOLOGIES

Allen Data Center

  The Company operates an information center in Allen, Texas. The Allen Data Center incorporates state of the art technology with approximately 2,200 million instructions per second ("MIPS") of processing capacity and over 12 terabytes of direct access storage device ("DASD"--disk) storage capacity. The advanced technology in the Allen Data Center supports 99.7% on-line system availability. The Allen Data Center operates 7 days a week, 24 hours a day, and encompasses 45,000 square feet of floor space. The major hardware systems currently installed in the Allen Data Center include four Amdahl MVS/CICS mainframe CPU's, 368 tape cartridge drives and 12 tape silos. The Company's consumer credit database is among the largest transaction-oriented (as opposed to archival) databases in the world, consisting of over 190 million consumer credit records with an average of 10 trade lines per record. The Company has built significant in-house software and hardware expertise related to the management and manipulation of large, complex databases. Substantially all of the Company's computer equipment and data operations are located at the Allen Data Center. See "Risk Factors--Risk of Data Center Failure."

  A recent study conducted by the Gartner Group ranked the Allen Data Center second in cost efficiency among the population of data centers it studied. According to the study, the Allen Data Center has a low weighted average cost per unit of data processing work, ranking it in the top 2% of all data centers in the Gartner Group sample. In addition, the Allen Data Center produces more customer work per MIPS than all comparison groups in the Gartner Group study.

File One

  In June 1996, the Company implemented File One, a systems upgrade which converted its consumer credit database from a flat file to a relational database architecture. File One is structured to link as much relevant information and as many differing versions of the same information (such as duplicate records, social security numbers with transposed digits or name misspellings) as possible to each individual in the Company's consumer credit database with a unique personal identification number. The linkages in this data structure are designed to create more flexible methods of search and retrieval of information by finding individuals in the consumer credit database faster and more consistently. The Company initiated this upgrade in 1992 and as of December 31, 1995 has spent approximately $61 million on the development and implementation of File One over that time period (approximately $40 million of which has been expensed and $21 million capitalized). The Company expects to spend approximately $35 million on the implementation of File One in 1996. The Company does not expect to need to develop or implement another upgrade of this magnitude in the foreseeable future.

  Management believes that the Company has been a leader in the consumer credit information industry prior to the implementation of File One with respect to technology and data quality. The Company believes, however, that File One should provide a number of significant benefits. File One is expected to enhance the quality of data content, simplify the expansion and addition of new categories of information and facilitate the association of information in new ways both within the consumer credit database as well as with the other Databases. In particular, the Company expects that File One should enable it to develop new products that respond to changing customer requirements more quickly and cost effectively.

National Network

  The Company's nationwide communications network is among the most advanced in the country. It is a multi-layered, multi-protocol network. The Company's Central Transport Network ("CTN") connects communication facilities in 13 cities throughout the United States and carries data, voice and video. This network provides total redundancy for access to the Allen Data Center and is part of an AT&T service (SecureNet) that guarantees automatic data switching in the event of a fault. In addition to the CTN, the Company utilizes CompuServe, IBM and Tymnet public networks for customer access from anywhere in the United States. The use of the CTN and its technology allows for significant cost reductions as well as improved reliability.

National Consumer Assistance Center

  The Company has invested significant resources in the establishment of its National Consumer Assistance Center (the "NCAC") located in Allen, Texas to support its consumer credit products and services. The Company has pioneered the concept of automated, centralized national consumer assistance. The NCAC's staff of over 400 consumer relations specialists provides consumers with timely and professional assistance on issues to assist consumers in understanding the information contained in their credit report and correcting errors, if any, in the report.

  The NCAC staff handles over 8,000 telephone calls and 11,500 pieces of mail each day. Management ensures a high level of performance by implementing strong activity measurements and high standards for its associates in areas including, among others, the number of calls answered in less than three rings, average hold time and average number of days required to resolve consumer disputes.

  The Company believes that the NCAC provides it with a valuable capability by facilitating a three-way partnership among the Company, its customers, and consumers to maintain the integrity and accuracy of the information contained in the consumer credit files, thereby enhancing both the customer's ability to make accurate and timely credit granting decisions and the consumer's access to credit.

PROPRIETARY INFORMATION

  The Company's success is in large part dependent upon its proprietary information and technology. The Company relies on a combination of copyright, trade secret and contract protection to establish and protect its proprietary rights in its products and technology. The Company generally enters into confidentiality agreements with its management and programming staff and limits access to and distribution of its proprietary information. The Company also has implemented a number of procedures and controls designed to prohibit unauthorized access to the Company's computerized databases. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary rights or information or independent third party development of substantially similar products and technology. Although the Company believes that its products and technology do not infringe any proprietary rights of others, the growing use of copyrights and patents to protect proprietary rights has increased the risk that third parties will increasingly assert claims of infringement in the future.

FACILITIES

  The Company primarily leases its facilities. The Company's principal executive offices are located in Orange, California, where the Company leases a 323,000 square foot facility pursuant to a lease expiring in 2002. The Company also leases 308,000 square feet of space in Allen, Texas for its Allen Data Center and the NCAC pursuant to a lease expiring in 2010. The Company leases a total of 1.2 million square feet of facility space.

EMPLOYEES

  As of June 30, 1996, the Company had approximately 3,534 employees, including approximately 50 officers and managerial employees, 800 employees engaged in sales and marketing and 400 programmers and engineers. No employees of the Company are covered by a collective bargaining agreement and management believes that the Company enjoys a good relationship with employees.

LITIGATION

  The Company is subject to various claims and legal actions which arise in the ordinary course of business. The large majority of these claims are brought by consumers and allege various violations of the FCRA or corresponding state statutes. The Company does not believe that such claims and legal actions, individually or in the aggregate, will have a material adverse effect on the Company.

  Subsequent to the execution of the agreement (the "Recapitalization Agreement") pursuant to which the Recapitalization was consummated, James Springer ("Springer"), president and founder of McCall Springer, Inc. ("McCall Springer"), sent letters to Bain, THL and others claiming that Bain, THL and others have certain legal obligations to McCall Springer in connection with the Recapitalization. In his letters, Springer claimed that Bain, THL and others failed, in the context of the Recapitalization, to honor certain alleged agreements with McCall Springer relating to McCall Springer's earlier proposal to acquire TRW REDI as a separate entity. In February, 1996, each of Bain and THL brought suit in the United States District Court for the District of Massachusetts against McCall Springer seeking a declaratory judgment that neither Bain nor THL has any obligations to McCall Springer in connection with the Recapitalization Agreement or the Recapitalization. On April 11, 1996, Springer and McCall Springer filed a lawsuit, in the Superior Court for the County of Los Angeles, California naming TRW, TRW Information Systems & Services Division, TRW REDI, D. Van Skilling, Elsevier, N.V., the Company, Bain, THL, Acadia Partners, L.P., and Oak Hill Partners, Inc. The complaint asserts claims sounding in tort and contract, as well as a claim under the Uniform Trade Secrets Act. The suit seeks unspecified compensatory and punitive damages and other equitable relief. McCall Springer has moved to dismiss or to stay the Bain and THL Massachusetts actions brought in federal court in favor of the California action brought in state court. The California action was removed to federal court by the defendants, whereupon several defendants moved to dismiss the California action for failure to state a claim, and Bain and THL moved to dismiss, stay, or transfer the California action in favor of the Massachusetts actions. On July 10, 1996, Judge Edward
F. Harrington of the District of Massachusetts granted the requests of Bain and THL to stay the Massachusetts actions pending the decision of the California federal court as to whether to remand the California action to state court. On August 29, 1996, the California action was remanded to the Superior Court for the County of Los Angeles County. On October 11, 1996, Bain and THL filed demurrers in the Superior Court for the County of Los Angeles County to dismiss the action, as have the other defendants. The case is pending in the Superior Court, discovery has begun and the Court has set a tentative trial date of April 14, 1997. The Company does not expect that a judgment in favor of McCall Springer in the California action will have a material adverse effect on the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The directors and executive officers of the Company are as follows:

NAME                             AGE POSITION
----                             --- --------
D. Van Skilling.................  62 Chief Executive Officer, President and
                                      Director
James Antal.....................  45 Vice President, Chief Financial Officer
Richard Cortese.................  49 Vice President & General Manager, Consumer
                                      Information Services
Thomas A. Gasparini.............  49 Vice President, General Counsel & Secretary
George J. Jurkowich.............  58 Vice President, Communications
Donald E. Lavoie................  49 Vice President & General Manager, Business
                                      Information Services
Donald J. Miller................  50 Vice President, Technology
Edwin P. Setzer.................  49 Vice President, Business Development and
                                      International
Margaret B. Smith...............  43 Vice President, Marketing
John N. Taussig.................  60 Vice President, Data Solutions and Decision
                                      Support
Anthony J. DiNovi...............  34 Director
Donald G. Kovar.................  59 Director
Mark E. Nunnelly................  37 Director
Scott M. Sperling...............  38 Director
Robert F. White.................  40 Director

  D. Van Skilling. Mr. Skilling joined TRW in 1970 and, in 1989, assumed the position of Executive Vice President and General Manager, IS&S, responsible for general management, including setting strategy and direction, financial, operational, and administrative performance of IS&S, and for IS&S' compliance with all legal and ethical standards. His prior positions at TRW included:
Corporate Vice President, Planning & Development, TRW Inc., responsible for worldwide strategic plans and related investment and business development (1987-89); a comparable position in the Industrial and Energy Sector (1983-
87); director of sales and marketing for Energy Products Groups (1978-83); and general manager, Transportation Control Systems (1976-1978).

  James Antal. Mr. Antal joined TRW in 1978 and, in 1994, assumed the position of Vice President, Finance, IS&S, responsible for all aspects of financial planning and analysis, financial reporting and accounting, operational internal audit, purchasing and facilities management. His prior positions included: Director of Finance, Information Services Division, IS&S, responsible for all division-level finance and administration functions (1991-
1994) and Assistant Corporate Controller, TRW Inc. (1989-1990).

  Richard Cortese. Mr. Cortese joined TRW in 1991 and, in 1992, assumed the position of Vice President, Sales & Services of TRW Information Services, responsible for overseeing field sales operations throughout the United States for the consumer credit services unit of the division. His prior position at TRW was as Vice President of the National Accounts division.

  Thomas A. Gasparini. Mr. Gasparini joined TRW in 1979 and, in 1991, assumed the position of Vice President and Assistant General Counsel, IS&S, responsible for management and administration of all legal activities and legal/regulatory compliance activities as well as for the chairmanship of the privacy legislation oversight committee.

  George J. Jurkowich. Mr. Jurkowich joined TRW in 1994 and assumed the position of Vice President, Communications, IS&S, responsible for planning and implementing internal and external communications; for managing consumer education programs; for consumer policy and privacy issues; for representing IS&S in senior business, educational and community commitments; and for managing the IS&S legal and ethical compliance program. Prior to joining TRW, he held positions as Senior Communications Executive of British Petroleum, America (1989-1993).

  Donald E. Lavoie. Mr. Lavoie joined TRW in 1988 and, in 1992, assumed the position of Vice President and General Manager, TRW Business Information Services (BIS), responsible for financial, operational, and administrative performance of the Business Credit Division. His prior position at TRW was as Vice President, National Sales and Services, Business Credit Services (1988-
1992).

  Donald J. Miller. Dr. Miller joined TRW in 1976 and, in 1994, assumed the position of Vice President and Program Director, Copernicus Program, responsible for development and implementation of a multi-system, multi-project data management and data processing hardware, software and integration program. His prior positions at TRW included: Vice President and Division Manager, TRW Financial Systems, Inc. (until recently the commercial systems integration arm of IS&S) (1989-1994).

  Edwin P. Setzer. Mr. Setzer joined TRW in 1975 and, in 1991, assumed the position of President and General Manager, TRW REDI, a real estate information business formerly owned by TRW and Reed Elsevier and now owned by the Company, responsible to both joint venture partners for the financial, operational and administrative performance of a real estate information and services business. His prior positions at TRW included: General Manager, then Vice President and General Manager, of the property data and associated real estate information business that was predecessor to TRW REDI (1983-1991); and Director, Planning and Development of Information Systems Group, predecessor to IS&S, responsible for strategy and business development, including acquisitions and divestitures (1981-1983).

  Margaret B. Smith. Ms. Smith joined TRW in 1977 and, in 1994, assumed the position of Vice President Operations & Copernicus Business Implementation, responsible for the integration of relational database system. Her prior positions at TRW included: Vice President, Marketing and Operations (1993), Vice President, Product Assurance (1992) and Regional Vice President for the Southeast Region (1986-1991).

  John N. Taussig. Mr. Taussig joined TRW in 1985 and, in 1992, assumed the position of Vice President and General Manager, TRW Information Services Division (IS), responsible for financial, operational and administrative performance of the largest division of IS&S, including consumer credit reporting, credit marketing and target marketing consumer list services. His prior positions at TRW included: Vice President and General Manager, TRW Business Credit Services (1985-1992), responsible for business performance of the commercial credit reporting and business information services division of IS&S.

  Anthony J. DiNovi. Mr. DiNovi is a Director of the Company. Mr. DiNovi has been employed by the Thomas H. Lee Company since 1988 and currently serves as a Managing Director. Mr. DiNovi is also a Vice President and Trustee of THL Equity Trust III, the general partner of THL Equity Advisors III Limited Partnership, which is the general partner of Thomas H. Lee Equity Fund III, L.P. Mr. DiNovi also serves as a Vice President of Thomas H. Lee Advisors I and Thomas H. Lee Mezzanine II, affiliates of ML-Lee Acquisition Fund, L.P., ML-Lee Acquisition Fund II, L.P. and ML-Lee Acquisition Fund II (Retirement Accounts), L.P., respectively. Mr. DiNovi also serves as a Director of First Alert, Inc. and of various private corporations.

  Donald G. Kovar. Dr. Kovar is a Director of the Company. Dr. Kovar joined TRW in 1968 and, in 1993 assumed the position of Vice President, Planning & Development, TRW Inc., responsible for the oversight and analysis of strategic plans and new business development initiatives and investments. His prior positions at TRW included: director, then Vice President, Planning, Space & Defense Sector, responsible for development of strategic plans and investment analysis (1968-1993); director of special projects, Information Systems Group, including responsibility for TRW's interest in an Asian joint venture (1980-
1986); director of engineering and technology, Communication Group, responsible for oversight of product development and technology planning for point of sale charge authorization systems and similar systems for financial services markets (1968-1980).

  Mark E. Nunnelly. Mr. Nunnelly is a Director of the Company. Mr. Nunnelly has been a Managing Director of Bain since April, 1993, and a General Partner of Bain Venture Capital since 1990. Prior to joining Bain Venture Capital, Mr. Nunnelly was a Partner at Bain & Company where he managed several relationships in the manufacturing sector, and he also served with Procter & Gamble Company Inc. in product management. He serves on the board of several companies including Stream International, Inc., EduServ Technologies, SR Research and Dade International Inc.

  Scott M. Sperling. Mr. Sperling is a Director of the Company. Mr. Sperling is a Managing Director of the Thomas H. Lee Company. Mr. Sperling is also a Vice President and Trustee of THL Equity Trust III, the general partner of THL Equity Advisors III Limited Partnership, which is the general partner of Thomas H. Lee Equity Fund III, L.P. From 1984 to 1994 he served as the Managing Partner of the Aeneas Group Inc., the affiliate of the Harvard Management Company, responsible for all private capital market investments. He is a Director of Beacon Properties, Inc., Softkey International, Livent, Inc. and various private corporations.

  Robert F. White. Mr. White is a Director of the Company. Mr. White has been a Managing Director of Bain since April, 1993, and a General Partner of Bain Venture Capital since 1987. Prior to joining Bain Venture Capital, Mr. White was a Manager at Bain & Company and a Senior Accountant with Price Waterhouse LLP. He is a Director of Stream International, Inc., Totes Inc., and Brookstone, Inc.

  The Stockholders' Agreement provides, among other things, that each of the current stockholders of the Company will vote all of the Common Stock of the Company owned by it so as to elect a Board of Directors consisting of three designees of each of Bain and THL, one member of the Company's management to be jointly designated by Bain and THL, and one designee of TRW. Bain and THL have each designated only two directors. Messrs. Nunnelly and White are the designees of Bain and Messrs. DiNovi and Sperling are the designees of THL; Mr. Skilling serves as the director jointly designated by Bain and THL; and Dr. Kovar is the designee of TRW. Bain and THL each have the option to designate an additional member of the Board of Directors who may not be an employee of the Company. They also have the option to jointly designate one additional member of the Board of Directors who may not be an employee of the Company and up to two additional members of the Board of Directors who must be members of the Company's management. See "Stockholders Agreement."

  The term in office of each director will end when his successor has been elected at the next following annual meeting of stockholders and qualified or upon his removal or resignation. The term in office of each executive officer ends when his successor has been elected and qualified or upon his removal or resignation.

EXECUTIVE COMPENSATION

  D. Van Skilling is the Company's Chief Executive Officer. The following table and footnotes set forth certain summary information concerning compensation paid or accrued by the Company on behalf of each of D. Van Skilling and the other four most highly compensated executive officers of the Company for the year ended December 31, 1995 (the "Named Officers").

                          SUMMARY COMPENSATION TABLE

                                                            LONG-TERM
                                                           COMPENSATION
                                                           ------------
                                ANNUAL COMPENSATION         AWARDS(3)
                         --------------------------------- ------------
                                              OTHER
                                       ANNUAL COMPENSATION  SECURITIES  ALL OTHER COMPENSATION
                                       -------------------  UNDERLYING  ----------------------
        NAME AND               SALARY   OIP(1)    SIP(2)     OPTIONS            HEALTH   LIFE
  PRINCIPAL POSITIONS    YEAR   ($)       ($)       ($)        (#)      SSP(4)  INS.(5)  INS.
  -------------------    ---- -------- --------- --------- ------------ ------- ------- ------
D. Van Skilling......... 1995 $303,278 $ 175,540 $ 580,404    9,000     $16,355 $3,456  $2,080
Chief Executive Officer
Ned W. Manashil(6)...... 1995  165,312    74,252    80,000    1,500       8,214  3,456     494
Vice President
Alden V. Munson,
 Jr.(6)................. 1995  171,542    83,397   128,000    4,000       8,911  3,456     316
Vice President
Edwin P. Setzer......... 1995  187,500    72,954   120,000      --          --   5,858     --
Vice President
John N. Taussig......... 1995  191,196   106,312   128,000    4,000       9,888  3,456     758
Vice President

--------
(1) Amounts shown represent payouts under the Company's annual operational incentive plan.
(2) Amounts shown represent payouts under the Company's long-term strategic incentive plan.
(3) Options granted were issued under the TRW Stock Option Plan and are exercisable for common stock of TRW.

(4) Amounts shown represent matching contributions to the 401k plan.
(5) For all Named Executive Officers except Mr. Setzer, amounts shown represent the aggregate average cost of the Executive Health Care Plan in excess of amounts contributed by participants. Amounts shown for Mr. Setzer represent reimbursement for medical expenses.
(6) Messrs. Manashil and Munson resigned as employees of the Company upon the Recapitalization Closing.

STOCK OPTIONS

  The following table contains information concerning the grant under the TRW Stock Option Plan to the Named Officers during the year ended December 31, 1995 of stock options exercisable for common stock of TRW.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                      INDIVIDUAL GRANTS
                         -------------------------------------------
                                                                           POTENTIAL
                                                                      REALIZABLE VALUE AT
                                                                        ASSUMED ANNUAL
                         SECURITIES  % OF TOTAL                      RATES OF STOCK PRICE
                         UNDERLYING   OPTIONS                            APPRECIATION
                          OPTIONS    GRANTED TO  EXERCISE               FOR OPTION TERM
                         GRANTED(1) EMPLOYEES IN  PRICE   EXPIRATION ---------------------
       NAME                 (#)     FISCAL YEAR   ($/SH)     DATE      5%($)      10%($)
       ----              ---------- ------------ -------- ---------- ---------- ----------
D. Van Skilling.........   9,000        14.4%     $64.63    2/7/05   $  365,850 $  927,180
Ned W. Manashil.........   1,500         2.4%      64.63    2/7/05       60,975    154,530
Alden V. Munson, Jr. ...   4,000         6.4%      64.63    2/7/05      162,600    412,080
Edwin P. Setzer.........     --          --          --        --           --         --
John N. Taussig.........   4,000         6.4%      64.63    2/7/05      162,600    412,080

--------
(1) Options become exercisable in three equal annual installments beginning one year after February 7, 1995, the date of grant.

OPTION EXERCISES AND YEAR-END INTERESTS

  The following table provides information with respect to the Named Officers concerning the exercise of options during the fiscal year ended December 31, 1995 and unexercised options held as of the end of such year. All options references in the following table are to options exercisable for common stock of TRW.

                   AGGREGATE OPTION EXERCISES IN LAST FISCAL
                    YEAR AND FISCAL YEAR END OPTION VALUES

                                                        NUMBER OF             VALUE OF
                                                        SECURITIES           UNEXERCISED
                                                  UNDERLYING UNEXERCISED    IN-THE-MONEY
                            SHARES                      OPTIONS AT           OPTIONS AT
                           ACQUIRED                FISCAL YEAR-END (#)   FISCAL YEAR-END(#)
                              ON         VALUE         EXERCISABLE/         EXERCISABLE/
       NAME              EXERCISE (#) REALIZED($)     UNEXERCISABLE         UNEXERCISABLE
       ----              ------------ ----------- ---------------------- -------------------
D. Van Skilling.........    3,000       $47,805       85,405/15,667      $2,610,658/$194,167
Ned W. Manashil.........    1,800        75,650           666/2,834             7,826/34,980
Alden V. Munson, Jr. ...      300        12,608        27,033/6,867           827,271/85,167
Edwin P. Setzer.........      --            --              --                   --
John N. Taussig.........    1,000        29,873        17,132/8,168          490,709/101,855

                            PRINCIPAL STOCKHOLDERS

  The following table and notes thereto set forth certain information with respect to the beneficial ownership of the Company's outstanding shares of Common Stock giving effect to the Conversion immediately prior to and immediately following the Offering by (i) each person known to the Company to beneficially own more than 5% of the outstanding shares of Common Stock of the Company, (ii) each director and named executive officer of the Company individually, and (iii) all directors and Named Officers of the Company as a group. For a description of the Common Stock of the Company, see "Description of Capital Stock."

                                                         PERCENTAGE
                                                          PRIOR TO  PERCENTAGE
                                                            THE      AFTER THE
                   NAMES                    NUMBER(1)(2)  OFFERING  OFFERING(2)
                   -----                    ------------ ---------- -----------
DIRECTORS AND EXECUTIVE OFFICERS
  Anthony J. DiNovi+(3)....................
  Donald J. Kovar+.........................
  Mark E. Nunnelly+(4).....................
  Scott M. Sperling+(3)....................
  D. Van Skilling+.........................
  Robert F. White+(4)......................
  Ned W. Manashil(5).......................
  Alden V. Munson, Jr.(5)..................
  Edwin P. Setzer..........................
  John N. Taussig..........................
  All directors and executive officers as a
     group (  persons).....................
OTHER 5% STOCKHOLDERS
  Bain(4)..................................
     c/o Bain Capital, Inc.
     Two Copley Place, 7th Floor
     Boston, Massachusetts 02116
  Chase Equity Associates, L.P. ...........
     380 Madison Avenue, 12th Floor
     New York, New York 10017
  THL(3)...................................
     c/o Thomas H. Lee Company
     75 State Street
     Boston, MA 02109
  TRW, Inc. ...............................
     1900 Richmond Road
     Lyndhurst, Ohio 44124

--------
  * Less than one percent.
  + Director of the Company.
 (1) Except as otherwise indicated, (i) the named owner has sole voting and investment power with respect to the shares set forth and (ii) the figures in this table are calculated in accordance with Rule 13d-3, as amended, under the Securities Exchange Act of 1934. All current shareholders of the Company are parties to a Stockholders Agreement pursuant to which they have agreed to vote for four directors selected by Bain, four directors selected by THL, and one director selected by TRW, and upon the option of Bain and THL, to vote for an additional four directors selected jointly by Bain and THL. See "Description of Capital Stock--Stockholders Agreement." The shares reported in this table as owned by a shareholder do not include the shares over which such shareholder has the right to direct the vote pursuant to such Stockholders Agreement.
 (2) Assumes no exercise of the Underwriters' over-allotment option and does not give effect to purchases, if any, by such persons in the Offering.
 (3) All such Common Stock is owned by THL and attributed to Messrs. DiNovi and Sperling, Managing Directors of THL, because they each share the power to vote or dispose of such securities.
 (4) All such Common Stock is owned by Bain and attributed to Messrs. Nunnelly and White, Managing Directors of Bain, because they each share the power to vote or dispose of such securities.
 (5) Messrs. Manashil and Munson are no longer employees of the Company.

PREFERRED STOCK

  In connection with the Recapitalization, the Company issued two classes of Preferred Stock to TRW, 86,722 shares of the Series A Voting Preferred Stock (the "Voting Preferred"), which has approximately $2.1 million of liquidation value and is convertible at any time by the holder into 0.32% of the fully-diluted Common Stock of the Company, and 2,916,649 shares of the Series B Non-voting Preferred Stock (the "Non-voting Preferred"), which has $72.8 million of liquidation value and is convertible at any time after December 19, 1996 by the holder into 10.69% of the fully-diluted Common Stock of the Company. The Voting Preferred represents 14.26% of the aggregate voting power of the Company. Dividends accrue on each class of Preferred Stock at a rate of 12% per year for as long as the Preferred Stock is outstanding. Commencing in year five, dividends will also accrue on dividends accrued in year four and thereafter. The effective conversion price of each class of Preferred Stock will increase by an amount equal to accrued but unpaid dividends.

  The Preferred Stock is redeemable (a) by the Company after two years at the original issue price and (b) by the Company upon an initial public offering of its equity securities or other sale or upon a merger or a change of control at 104% of the original issue price until the first anniversary of the Recapitalization Closing and at 100% of the original issue price thereafter and, in the case of each of (a) and (b), accrued and unpaid dividends. Bain and THL may not transfer more than 50% of their initial equity ownership in the Company to an unaffiliated third party unless such third party makes a bona fide offer to purchase the Preferred Stock at the original issue price thereof plus accrued and unpaid dividends.

                         DESCRIPTION OF CAPITAL STOCK

  Upon the consummation of the Offering, the authorized capital stock of the
Company will consist of            shares of Common Stock, $   par value per
share and 10,000,000 shares of preferred stock, $0.001 par value per share. The discussion herein describes the Company's capital stock, its Amended and Restated Certificate of Incorporation and its Bylaws, each as anticipated to be in effect upon consummation of the Conversion and the Offering. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the form of Amended and Restated Certificate of Incorporation and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

  Certain provisions described herein may have the effect of impeding stockholder actions with respect to certain business combinations and the election of new members to the Board. As such, the provisions could have the effect of discouraging open market purchases of the Company's Common Stock because they may be considered disadvantageous by a stockholder who desires to participate in a business combination or elect a new director.

COMMON STOCK

  Immediately prior to the Offering, after giving effect to the Conversion,
there were    shares of Common Stock outstanding held of record by
stockholders. There will be     shares of Common Stock outstanding after
giving effect to the sale of the shares of Common Stock offered hereby assuming no exercise of the Underwriters' over-allotment option.

  Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of Common Stock do not have cumulative voting rights, and therefore holders of a majority of the shares voting for the election of directors can elect all of the directors. In such event, the remaining shares will not be able to elect any directors. The Bylaws of the Company provide for a classified Board of Directors where one class of directors is elected each year for a term extending to the third succeeding annual meeting of stockholders after such election. The Amended and Restated Certificate of Incorporation will require that any action required or permitted to be taken by the Company's stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by consent in writing. Additionally, the Amended and Restated Certificate of Incorporation will require that special meetings of the stockholders of the Company be called only by a majority of the Board or by certain officers. The Amended and Restated Bylaws will provide that stockholders seeking to bring business before or to nominate directors at any annual meeting of stockholders must provide timely notice thereof in writing. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to such meeting or, if less than 70 days' notice was given for the meeting, within ten days following the date on which such notice was given. The Bylaws also will specify certain requirements for a stockholder's notice to be in proper written form. These provisions will restrict the ability of stockholders to bring matters before the stockholders or to make nominations for directors at meetings of stockholders. The effect of these provisions may make it more difficult to effect a change of control of the Board of Directors or take action by the stockholders.

  The holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors subject to the prior rights of the holders of any Preferred Stock and the restrictions contained in the Credit Facilities. See "Dividend Policy." The shares of Common Stock will not be redeemable or convertible, and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. In the event of liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock will be entitled to receive pro rata all of the remaining assets of the Company available for distribution to its stockholders. There are no sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and shares of Common Stock to be issued pursuant to the Offering shall be fully paid and nonassessable.

PREFERRED STOCK

  No shares of preferred stock are outstanding other than the Voting Preferred and Non-voting Preferred held by TRW. See "Principal Stockholders--Preferred Stock." The Board of Directors has the authority, without further action by the stockholders, to issue the shares of preferred stock in one or more series and to fix the rights, preferences and privileges thereof, including voting rights, dividend rights, terms of redemption, redemption prices, liquidation preferences, number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. Although it presently has no intention to do so, the Board of Directors, without stockholder approval, could issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock and reduce the amount of funds available for the potential payment of dividends on shares of Common Stock. This provision may be deemed to have a potential anti-takeover effect, and the issuance of preferred stock in accordance with such provision may delay or prevent a change of control of the Company.

DELAWARE LAW

  Section 203. Following the consummation of the Offering, the Company will be subject to the "business combination" provisions of the DGCL. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) either the transaction or the transaction pursuant to which the stockholder became an "interested stockholder" is approved by the Board of Directors prior to the date the "interested stockholder" obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. Such restrictions would not apply to those who were "interested stockholders" prior to the consummation of the Offering. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company. In addition, the Amended and Restated Certificate of Incorporation will provide that the affirmative vote of at least 80% of the outstanding voting stock is required for a business combination between the Company or any subsidiary and the beneficial owner of more than five percent of the outstanding voting stock unless such transaction
(i) has been approved by a majority of the disinterested directors or (ii) involves a person who, as of the effectiveness of the Offering, was the beneficial owner of more than five percent of the outstanding voting stock of the Company or any affiliate thereof.

  Limitations on Liability and Indemnification of Officers and Directors. The DGCL provides that a corporation may limit the liability of each director to the corporation or its stockholders for monetary damages except for liability
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and
(iv) for any transaction from which the director derives an improper personal benefit. The Company's Amended and Restated Certificate of Incorporation will provide that, to the fullest extent permitted by Delaware law, no director of the Company shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent conduct). This provision does not exonerate the directors from liability under federal securities laws nor does it limit the availability of non-monetary relief in any action or proceeding against a director. In addition, the Amended and Restated Certificate of Incorporation will provide that the Company shall, to the fullest extent not prohibited by Delaware Law, indemnify its officers and directors against liabilities, cost and expenses as provided by Delaware Law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

STOCK TRANSFER AGENT AND REGISTRAR

  The stock transfer agent and registrar for the Company's Common Stock is
          .

                            STOCKHOLDERS AGREEMENT

  The summary herein of the material provisions of the Stockholders Agreement is subject to, and qualified in its entirety by reference to, all of the provisions of the Stockholders Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

  The Company and all current holders of Common Stock and Preferred Stock (the "Participants") have entered into the Stockholders Agreement.

REGISTRATION RIGHTS

  Pursuant to the Stockholders Agreement, each of Bain and THL have the right to demand registration under the Securities Act of the Company's Common Stock held by them at any time.

  The Stockholders Agreement also provides that each Participant has the right, subject to reduction as set forth in next sentence, to require the Company to cause such Participant's Shares to be included in any public offering of the Company's Common Stock (other than certain registration statements on Form S-4 and S-8). However, if the aggregate number of shares of Common Stock which the Participants elect to include exceeds the number that the underwriters believe compatible with the success of the offering, the number of such shares sold in such an offering shall be allocated, first to the Company and second pro rata to the holders of the Company's Common Stock held by Participants (other than shares previously sold under Rule 144 or under a registration statement).

VOTING RIGHTS

  The Stockholders Agreement provides among other things, that each of the Participants will vote all of the Common Stock of the Company owned by it so as to elect a Board of Directors of the

Company consisting of three designees of each of Bain and THL, one member of the Company's management to be jointly designated by Bain and THL, and one designee of TRW. Bain and THL have each designated only two Directors. Messrs. Nunnelly and White are the designees of Bain and Messrs. DiNovi and Sperling are the designees of THL; Mr. Skilling serves as the director jointly designated by Bain and THL; and Dr. Kovar is the designee of TRW. The Participants must also vote all of the Common Stock of the Company owned by it to elect as directors
(a) an additional member of the Board of Directors designated by each of Bain and THL who may not be an employee of the Company as well as (b) one additional member of the Board of Directors who may not be an employee of the Company and up to two additional members of the Board of Directors who must be members of the Company's management in all cases jointly designated by Bain and THL.

  The Stockholders Agreement further provides that each of the Participants agree to vote in favor of certain transactions approved by all of the directors designated by Bain and THL so long as Bain, THL and certain other Participants hold at least 30% of the Common Stock.

  The voting provisions of the Stockholders Agreement expire on September
2006.

OTHER

  The Stockholders Agreement provides for transfer restrictions on capital stock of the Company and drag-along rights, tag-along rights and certain preemptive rights for certain stockholders including Bain, THL and the other Participants. The Stockholders Agreement contains customary provisions regarding indemnification and contribution in the event of losses caused by the misstatement of any information or the omission of any information required to be provided in a registration statement filed under the Securities Act. The Stockholders Agreement also requires the Company to pay certain of the expenses associated with any registration and offering of the Company's Common Stock.

                       DESCRIPTION OF CREDIT FACILITIES

  Chemical Bank and Bankers Trust Company have entered into the Credit Facilities in an aggregate principal amount of $625.0 million. At the closing of the Recapitalization, (i) $550.0 million was borrowed under the Term Loan Facility (as defined below) and (ii) $25.0 million was borrowed under the Revolving Facility (as defined below) under which $75.0 million is available on a revolving credit basis for general corporate purposes of Experian and its subsidiaries.

  Structure. The Credit Facilities consist of (a) a term loan facility in an aggregate principal amount of $550.0 million (the "Term Loan Facility"), consisting of three tranches in principal amounts of $200.0 million, $175.0 million and $175.0 million (the "Tranche A Term Loan," "Tranche B Term Loan" and "Tranche C Term Loan," respectively) and (b) a revolving credit facility providing for revolving loans to Experian and the issuance of letters of credit for the account of Experian in an aggregate principal amount (including the aggregate stated amount of letters of credit and the aggregate reimbursement and other obligations in respect thereof) at any time not to exceed $75.0 million (the "Revolving Facility").

  Availability. The availability of the Credit Facilities is subject to various conditions precedent typical for bank loans, and Chemical Bank's and Bankers Trust Company's commitments to provide the Credit Facilities are also subject to, among other things, the absence of any material adverse change with respect to Experian in particular or the financial, banking or capital markets in general. The full amount of the Term Loan Facility was drawn in a single drawing at the closing of the Recapitalization and amounts repaid or prepaid under the Term Loan Facility may not be reborrowed.

  The Tranche A Term Loan and the Revolving Facility will mature on the sixth anniversary of the Closing Date. The Tranche B Term Loan will mature on September 19, 2003 and the Tranche C Term Loan will mature on September 19, 2004. Amortization of the Term Loan Facility will be in quarterly payments, in amounts to be agreed upon, commencing 18 months from the Recapitalization Closing. The Tranche A Term Loan will amortize quarterly over six years, the Tranche B Term Loan will amortize quarterly over seven years and the Tranche C Term Loan will amortize quarterly over eight years. In addition, the Credit Facilities are subject to mandatory prepayment and reductions (to be applied first to the Term Loan Facility) in an amount equal to, subject to certain exceptions, (a) 100% of the net proceeds of (i) certain debt offerings by the Company or any of its subsidiaries and (ii) certain asset sales or other dispositions and (b) a percentage of up to 75% of Experian's excess operating cash flow, such percentage to be determined in accordance with the terms of the definitive documentation.

  Security; Guaranty. The obligations of Experian under the Credit Facilities will be unconditionally and irrevocably guaranteed by the Company and its domestic subsidiaries. In addition, the Credit Facilities and the guarantees thereunder are secured by security interests in and pledges of or liens on substantially all the material tangible and intangible assets of the Company, including pledges of all the capital stock of, or other equity interests in, Experian and each direct or indirect domestic subsidiary of Experian and 65%, subject to increase, of the capital stock of, or other equity interests in, each foreign subsidiary of Experian.

  Interest. At Experian's election, the interest rates per annum applicable to the loans under the Credit Facilities will be a fluctuating rate of interest measured by reference to either (a) an adjusted London inter-bank offered rate ("LIBOR") plus a borrowing margin or (b) an alternate base rate ("ABR") (equal to the higher of Chemical Bank's published prime rate and the Federal Funds effective rate plus 1/2 of 1%) plus a borrowing margin. The borrowing margins applicable to Tranche A Term Loan and loans under the Revolving Facility are 1.50% for ABR loans and 2.50% for LIBOR loans. These margins will be subject to reduction after the first anniversary of the Recapitalization Closing if certain financial performance thresholds are met. The interest rate borrowing margins applicable to the

Tranche B Term Loan and the Tranche C Term Loan are 2.00% and 2.50%, respectively, for ABR loans and 3.00% and 3.50%, respectively, for LIBOR loans and are not subject to reduction. Amounts under the Credit Facilities not paid when due bear interest at a default rate equal to 2.00% above the rate otherwise applicable.

  Fees. Experian has agreed to pay certain fees with respect to the Credit Facilities, including (i) fees on the unused commitments of the lenders equal to 1/2 of 1% of the undrawn portion of the commitments in respect of the facilities; (ii) letter of credit fees on the aggregate face amount of outstanding letters of credit equal to the then applicable borrowing margin for LIBOR Revolving Loans plus a per annum fronting bank fee for the letter of credit issuing bank; (iii) annual administration fees; and (iv) agent, arrangement and other similar fees.

  Covenants. The Credit Facilities contain a number of covenants that, among other things, will restrict the ability of the Company and Experian to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, make investments, loans or advances, make acquisitions, create subsidiaries, engage in mergers or consolidations, change the business conducted by Experian, make capital expenditures, or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, under the Credit Facilities, Experian is required to comply with specified financial ratios and minimum tests, including minimum interest coverage ratios, maximum leverage ratios and minimum EBITDA covenants.

  Events of Default. The Credit Facilities contain customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties in any material respect, cross default and cross acceleration to certain other indebtedness, bankruptcy, material judgments and liabilities and change of control.

  The description of the Credit Facilities set forth above does not purport to be complete and is qualified in its entirety by reference to the loan agreements setting forth the principal terms and conditions of the Credit Facilities which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

                        SHARES ELIGIBLE FOR FUTURE SALE

  In addition to the      shares of Common Stock offered hereby, there will be
     shares of Common Stock outstanding as of the effective date of the Prospectus, all of which existing shares are "restricted shares" (the "Restricted Shares") under the Securities Act. Beginning 180 days after the date of this Prospectus, substantially all the Restricted Shares will become eligible for sale in the public market pursuant to the expiration of certain lock-up agreements with the Company, subject to the volume, holding period and other restrictions of Rule 144 promulgated under the Securities Act. In connection with the Recapitalization, the Company entered into the Stockholders Agreement with its stockholders, which, subject to the lock-up agreements, requires the Company to register an offering of Common Stock held by such persons or their transferees at their request, subject to certain conditions and restrictions. The Stockholders Agreement allows the parties thereto and their transferees to include their Common Stock in a registered offering of Common Stock initiated by the Company or by another stockholder of the Company. See "Stockholders Agreement."

  In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated including affiliates) who has beneficially owned Restricted Shares for at least two years (which the Commission has proposed to amend to one year) is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then
outstanding shares of the Company's Common Stock (approximately     shares
immediately after the Offering) or the average weekly trading volume during the four calendar weeks preceding such a sale.

  Under Rule 144(k), if a period of at least three years (which the Commission has proposed to amend to two years) has elapsed since the later of the date Restricted Shares were acquired from the Company or the date they were acquired from an affiliate of the Company, as applicable, then a holder of such Restricted Shares who is not an affiliate of the Company at the time of the sale and who has not been an affiliate of the Company for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above.

  After 180 days after this Offering, the Company intends to file a registration statement on Form S-8 under the Act to register shares of Common Stock reserved for issuance under the Company's 1996 Stock Option Plan, thus permitting the resale of shares issued under the plan by non-affiliates in the public market without restriction under the Act. Such registration statement will become effective immediately upon filing. As of the closing of the
Offering, options to purchase     shares of Common Stock will be outstanding
under the Company's 1996 Stock Option Plan (with an average per share exercise
price of $   ). In addition, as of the closing of the Offering,     shares of
Common Stock will be authorized for future grants under the 1996 Stock Option Plan.

  Prior to the Offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market or the perception that such sales may occur could adversely affect prevailing market prices and adversely affect the Company's ability to raise additional capital in the capital markets at a time and price favorable to the Company. See "Stockholders Agreement," "Risk Factor--Shares Eligible for Future Sale" and "--No Prior Public Market."

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  The summary of the following agreements does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Recapitalization Agreement and the other agreements summarized below, including the definitions therein of certain terms.

RECAPITALIZATION AGREEMENT

  The Recapitalization Agreement contains customary provisions for such agreements, including representations and warranties with respect to the condition and operations of the business, covenants with respect to the conduct of the business prior to the Recapitalization Closing and various closing conditions, including the obtaining of financing and the continued accuracy of representations and warranties.

  The Recapitalization Agreement contains indemnification provisions binding on each of the Company, Experian and TRW after the Closing Date. Specifically, each of the Company and Experian will indemnify TRW and its subsidiaries against any and all liabilities resulting from (i) any misrepresentation or breach of warranty in the Recapitalization Agreement, a claim for which must be made (in most cases) no later than one year after the Recapitalization Closing, (ii) the failure to satisfy liabilities assumed by the Company under the Recapitalization Agreement, (iii) nonperformance by the Delaware corporation which was merged into the Company as part of the Recapitalization, or the Company or Experian, after the Recapitalization, of any obligation to be performed on their respective parts under the Recapitalization Agreement and (iv) any claim by a third party relating to the exercise of the rights granted to the Company under the Trademark Agreement. The Company and Experian will also indemnify TRW and its affiliates, and their directors, employees, representatives, controlling persons and agents against all liabilities resulting from any offer or sale of securities in connection with the financing of all or any portion of the Transactions.

  TRW will indemnify the Company and its subsidiaries against any and all liabilities resulting from (i) any misrepresentation or breach of warranty in the Recapitalization Agreement, a claim for which must be made (in most cases) no later than one year after the Recapitalization Closing, (ii) the failure to satisfy liabilities retained by TRW under the Recapitalization Agreement,
(iii) nonperformance by TRW or the Company, prior to the Recapitalization, or TRW, after the Recapitalization, of any obligation to be performed on their respective parts under the Recapitalization Agreement, (iv) any claim that the exercise by the Company of the rights granted to it under the Trademark Agreement infringes any proprietary right of any third party or (v) the failure of TRW to satisfy certain tax liabilities in respect of periods prior to the Recapitalization Closing under the Recapitalization Agreement.

TRADEMARK AGREEMENT

  In connection with the Recapitalization, TRW and the Company entered into a letter agreement (the "Trademark Agreement") regarding the use of the TRW trademark. Subject to certain restrictions, the Trademark Agreement permits the Company to (i) use the TRW name in connection with its products and services until September 19, 1998 and (ii) identify itself until September 19, 1997 as having formerly been TRW Information Systems & Services. The Trademark Agreement restricts the Company's use of the TRW name and the TRW trademark and service mark and logo associated therewith. See "Risk Factors--Effect of the Recapitalization."

TRANSITION SERVICES AGREEMENT

  An agreement has been entered into by and among the Company, Experian and TRW which provides for certain matters relating to the orderly transition of the Company to a stand alone operating entity.

STRUCTURING FEE

  The Company paid each of Bain and THL a structuring fee of approximately $11 million and reimbursed each of Bain and THL for out-of-pocket expenses in consideration of their facilitating the Recapitalization.

MANAGEMENT AGREEMENTS

  Pursuant to management agreements between the Company and each of Bain and THL (the "Management Agreements"), Bain and THL provide management consulting services to the Company for an annual fee of up to $1.5 million to each. In connection with acquisition transactions by Experian, Bain and THL will each receive a fee in an amount which will approximate 1% of the gross purchase price of the transaction (including assumed debt). The Management Agreements provide for reimbursement to Bain and THL for out-of-pocket expenditures and includes customary indemnification provisions in favor of Bain and THL.

PRIOR RELATIONSHIPS

  The Company has had a number of relationships with TRW which have not continued after the Recapitalization Closing. The Company paid corporate allocations to TRW in an aggregate amount of $4.3 million, $4.4 million, $4.9 million and $2.5 million in 1993, 1994, 1995 and in the six months ended June 30, 1996, respectively. Corporate headquarter costs, including, among others, treasury services, tax management, shareholder services and general corporate governance have been allocated by TRW based upon each operating unit's cost of operations. Such services are not available to the Company from TRW since the Recapitalization Closing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NONCOMPETITION AGREEMENT

  In connection with the Recapitalization, TRW entered into a noncompetition agreement with the Company and Experian, under which TRW, subject to the terms of such agreement, (i) has agreed not to compete with the Company in the credit, marketing or real estate information businesses until September 19, 2001 and (ii) has agreed not to use the TRW name and the TRW trademark and service mark and logo associated therewith in connection with a credit, marketing or real estate information business until September 19, 2006.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the underwriters of the U.S. Offering named below (the "U.S. Underwriters"), and each of such U.S. Underwriters, for
whom       ,        and       are acting as representatives, has severally
agreed to purchase from the Company the number of shares of Common Stock opposite its name below:

                                                                     NUMBER OF
                UNDERWRITER                                        COMMON SHARES
                -----------                                        -------------

                                                                       -----
        Total.....................................................
                                                                       =====

  Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

  The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession of $    per share. The U.S. Underwriters may
allow, and such dealers may reallow, a concession not in excess of $    per
share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

  The Company has entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters" and, together with the U.S. Underwriters,
the "Underwriters") providing for the concurrent offer and sale of     shares
of Common Stock in an international offering outside the United States. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the U.S. Offering made hereby is a condition to the closing of the International Offering, and vice
versa. The representatives of the International Underwriters are      ,
and       .

  Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

  Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed.
The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  This prospectus may be used by Underwriters and dealers in connection with offers and sales of the Company's Common Stock, including shares initially sold in the International Offering, to persons located in the United States.

  The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the shares of Common Stock offered. The Company has granted the International Underwriters a similar option exercisable for 30 calendar days after the date
of this Prospectus to purchase up to an aggregate of     shares of additional
Common Stock.

  The Company has agreed that during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, not to offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the Common Stock or which are convertible or exchangeable into securities which are substantially similar to the Common Stock, without the prior written consent of the representatives, except for the Common Stock offered in connection with the U.S. Offering and International Offering. The Company's officers, directors and certain stockholders, have agreed not to sell, contract to sell, pledge or otherwise dispose of or agree to dispose of any shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock or establish a "put equivalent position" with respect to the Common Stock within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934 for a period of 180 days after the date of this Prospectus, without the prior written consent of the representatives of the U.S. Underwriters.

  The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

  Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated among the Company and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, are the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Ropes & Gray, Boston, Massachusetts, who have acted as counsel to the Company in connection with the Offering. Certain legal matters
regarding the Offering will be passed upon for the Underwriters by         .

                                    EXPERTS

  The combined financial statements and schedule of TRW Information Systems & Services at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF TRW INFORMATION SYSTEMS & SERVICES:
Report of Independent Auditors...........................................  F-2
Combined Balance Sheets--December 31, 1994 and 1995......................  F-3
Combined Statements of Earnings--Years ended December 31, 1993, 1994 and
 1995....................................................................  F-4
Combined Statements of Cash Flows--Years ended December 31, 1993, 1994 and 1995................................................................  F-5
Notes to Combined Financial Statements...................................  F-6
Combined Balance Sheet--June 30, 1996.................................... F-17
Combined Statements of Earnings--Six Months ended June 30, 1995 and
 1996.................................................................... F-18
Combined Statements of Cash Flows--Six Months ended June 30, 1995 and
 1996.................................................................... F-19
Notes to Combined Financial Statements................................... F-20

                        REPORT OF INDEPENDENT AUDITORS

TRW Inc.

  We have audited the accompanying combined balance sheets of TRW Information Systems & Services as of December 31, 1994 and 1995, and the related combined statements of earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of TRW Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of TRW Information Systems & Services at December 31, 1994 and 1995, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note B to the combined financial statements, effective January 1, 1993, TRW Information Systems & Services changed its method of accounting for post-employment benefits.


January 29, 1996                                          /s/ Ernst & Young LLP
Cleveland, Ohio

                       TRW INFORMATION SYSTEMS & SERVICES

                            COMBINED BALANCE SHEETS

                                                              DECEMBER 31
                                                        -----------------------
                                                           1994        1995
                                                        ----------- -----------
                                                        (THOUSANDS OF DOLLARS)
ASSETS
Current assets:
  Cash and cash equivalents............................ $        81 $       865
  Accounts receivable..................................      76,746      86,877
  Prepaid expenses.....................................       9,283      10,438
                                                        ----------- -----------
    Total current assets...............................      86,110      98,180
Property and equipment--net............................      48,013      48,634
Capitalized data files.................................     225,590     216,382
Goodwill...............................................     142,726     140,542
Other intangible assets................................      24,969      38,467
Other assets...........................................       6,316      13,238
                                                        ----------- -----------
    Total assets....................................... $   533,724 $   555,443
                                                        =========== ===========
LIABILITIES AND NET INVESTMENT
Current liabilities:
  Accounts payable..................................... $    19,370 $    27,485
  Other accruals.......................................      28,541      20,053
  Accrued compensation.................................      32,671      34,617
  Deferred revenue and advance billings................      28,132      28,264
                                                        ----------- -----------
    Total current liabilities..........................     108,714     110,419
Long-term liabilities..................................         942       1,839
Minority interest......................................      22,719      24,730
Net investment.........................................     401,349     418,455
                                                        ----------- -----------
    Total liabilities and net investment............... $   533,724 $   555,443
                                                        =========== ===========

                  See notes to combined financial statements.

                       TRW INFORMATION SYSTEMS & SERVICES

                        COMBINED STATEMENTS OF EARNINGS

                                                    YEAR ENDED DECEMBER 31
                                                  ----------------------------
                                                    1993      1994      1995
                                                  --------  --------  --------
                                                    (THOUSANDS OF DOLLARS)
Sales............................................ $486,427  $512,264  $540,159
Cost of sales....................................  259,360   261,021   273,941
                                                  --------  --------  --------
Gross profit.....................................  227,067   251,243   266,218
Administrative and selling expenses..............  140,694   147,284   151,150
Research and development expenses................   11,779    14,817    24,928
Restructuring (income) expense...................    3,600    12,716    (3,317)
TRW corporate general and administrative
 expenses........................................    4,302     4,444     4,826
Minority interest................................    4,327    (2,576)    2,011
Interest expense.................................      174       193       706
Other (income) expense, net......................   10,609   (18,689)     (368)
                                                  --------  --------  --------
Earnings before income taxes and cumulative
 effect of accounting change.....................   51,582    93,054    86,282
Income taxes:
  Current:
    Federal......................................   10,633    31,610    20,342
    State and local..............................      877     2,724     1,689
                                                  --------  --------  --------
                                                    11,510    34,334    22,031
  Deferred:
    Federal......................................    9,654     2,342    11,554
    State and local..............................      639        91       945
                                                  --------  --------  --------
                                                    10,293     2,433    12,499
                                                  --------  --------  --------
                                                    21,803    36,767    34,530
                                                  --------  --------  --------
Earnings before cumulative effect of accounting
 change..........................................   29,779    56,287    51,752
Cumulative effect at beginning of the year of
 change in method of accounting for post-
 employment benefits, net of income taxes of
 $1,200..........................................   (1,761)
                                                  --------  --------  --------
Net earnings..................................... $ 28,018  $ 56,287  $ 51,752
                                                  ========  ========  ========

                  See notes to combined financial statements.

                       TRW INFORMATION SYSTEMS & SERVICES

                       COMBINED STATEMENTS OF CASH FLOWS

                                                    YEARS ENDED DECEMBER 31
                                                   ----------------------------
                                                     1993      1994      1995
                                                   --------  --------  --------
                                                     (THOUSANDS OF DOLLARS)
OPERATING ACTIVITIES
Net earnings.....................................  $ 28,018  $ 56,287  $ 51,752
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
  Cumulative effect of accounting change.........     1,761
  Depreciation and amortization..................    90,444    83,109    79,445
  Gain on sale of product lines..................             (17,728)   (1,257)
  Disposal of intangibles........................               4,681
  Deferred income taxes..........................    (1,934)    2,261    10,589
  Restructuring..................................   (15,196)   (2,549)   (3,039)
  Equity loss in affiliated company..............                         1,000
  Other, net.....................................       652     1,621     3,179
  Changes in operating assets and liabilities,
   net of effect of businesses acquired or sold:
    Accounts receivable..........................    (7,422)   (5,333)  (12,445)
    Prepaid expenses.............................    (3,060)    1,272    (1,155)
    Accounts payable and other accruals..........    43,735    (2,802)    9,041
    Other, net...................................     4,923      (917)      770
                                                   --------  --------  --------
Net cash provided by operating activities........   141,921   119,902   137,880
INVESTING ACTIVITIES
Capital expenditures.............................   (20,232)  (13,374)  (16,968)
Expenditures for intangible assets...............   (48,164)  (61,501)  (64,488)
Proceeds from divestiture........................              12,000     1,025
Acquisitions, net of cash acquired...............              (5,750)     (124)
Proceeds from sale of property and equipment.....       453     1,434       697
Investment in/Advances to affiliated companies...                        (5,389)
Other, net.......................................      (968)    1,753    (1,687)
                                                   --------  --------  --------
Net cash used in investing activities............   (68,911)  (65,438)  (86,934)
FINANCING ACTIVITIES
Net transfers and payments with TRW Inc. ........   (61,292)  (61,334)  (50,068)
Distributions to partners of TRW REDI............   (10,000)   (4,000)
Change in debt...................................      (133)    1,430       (94)
                                                   --------  --------  --------
Net cash used in financing activities............   (71,425)  (63,904)  (50,162)
                                                   --------  --------  --------
(Decrease) increase in cash and cash
 equivalents.....................................     1,585    (9,440)      784
Cash and cash equivalents at beginning of year...     7,936     9,521        81
                                                   --------  --------  --------
CASH AND CASH EQUIVALENTS AT END OF YEAR.........  $  9,521  $     81  $    865
                                                   ========  ========  ========

                  See notes to combined financial statements.

                      TRW INFORMATION SYSTEMS & SERVICES

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                       DECEMBER 31, 1993, 1994 AND 1995
                            (THOUSANDS OF DOLLARS)

A. BASIS OF PRESENTATION

  These combined financial statements of TRW Information Systems & Services (TRW IS&S) include: TRW Information Services, TRW Business Credit Services and IS&S Staff, which are divisions of TRW Inc. (TRW); IS&S International, Inc., Hotel Management Inc. and Information Systems and Services, Inc., which are wholly-owned subsidiaries of TRW; and TRW REDI Property Data (TRW REDI), in which TRW owns a 60% partnership interest. All significant intragroup accounts and transactions have been eliminated in combination. The combined financial statements exclude certain operating units historically included in TRW's Information Systems & Services business segment.

  Historically, TRW IS&S operated in a single line of business, substantially all of which is domestic--the sale of consumer and business information-- organized along three product lines: Consumer Information Services, Business Information Services, and Real Estate Information Services. Consumer Information Services provides consumer credit reports to retailers, financial organizations, and other credit-granting organizations. Business Information Services provides business credit decision support and demographic information for business-to-business credit granting and direct marketing efforts to retailers and other credit-granting organizations. Real Estate Information Services provides property data services and title information services to title companies, appraisers, and real estate brokers.

B. SIGNIFICANT ACCOUNTING POLICIES

 Revenue Recognition

  Revenue is recognized as credit reports are issued or customer inquiries of TRW IS&S' databases are made. Billings to customers prior to the completion of the earnings process are deferred on the balance sheet.

 Cash Equivalents

  For purposes of the statement of cash flows, TRW IS&S considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

 Accounts Receivable

  Credit risk with respect to accounts receivable is concentrated principally with financial institutions, retail organizations, and property data and title information users. Customers are not required to provide collateral. TRW IS&S has established receivable reserves of $4,699 and $4,704 at December 31, 1994 and 1995, respectively.

  Property and equipment--on the basis of cost

                                                               1994     1995
                                                             -------- --------
   Land..................................................... $  1,545 $  1,455
   Buildings................................................   25,188   18,443
   Furniture and fixtures, equipment, and leasehold
    improvements............................................  115,937  124,892
                                                             -------- --------
                                                              142,670  144,790
   Less allowances for depreciation and amortization........   94,657   96,156
                                                             -------- --------
                                                             $ 48,013 $ 48,634
                                                             ======== ========

  Depreciation is computed using the straight-line method over the estimated useful lives of the assets: buildings - 30 years; furniture and fixtures, and equipment - four to ten years; and leasehold improvements - life of the lease.

                      TRW INFORMATION SYSTEMS & SERVICES

B. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

  Investment

  TRW IS&S has invested in Comcred S.A. de CV ("Comcred"), a start-up Mexican credit data company. TRW IS&S purchased 2,400 shares of Comcred's Series B stock (20% interest) for $750. TRW IS&S has entered into three note agreements which allow Comcred to draw down cash as necessary. As of December 31, 1995, TRW IS&S has principal and interest totaling $4,518 outstanding under the notes. Two of the promissory notes have conversion features which allow TRW IS&S to convert an amount of principal and interest that would result in issuance of an additional 29% of Comcred's total voting securities. TRW IS&S accounts for its investment in Comcred using the equity method of accounting. During 1995, TRW IS&S recorded $1,000 of losses to reflect its estimated share of the inception to date loss of Comcred.

 Intangible Assets

                                                          ACCUMULATED  NET BOOK
                                                   COST   AMORTIZATION  VALUE
                                                 -------- ------------ --------
   December 31, 1994:
     Capitalized data files..................... $436,688   $211,098   $225,590
     Intangibles arising from acquisitions......  164,969     22,243    142,726
     Capitalized software.......................   25,341      8,650     16,691
     Other......................................   15,117      6,839      8,278
                                                 --------   --------   --------
                                                 $642,115   $248,830   $393,285
                                                 ========   ========   ========
   December 31, 1995:
     Capitalized data files..................... $478,977   $262,595   $216,382
     Intangibles arising from acquisitions......  166,289     25,747    140,542
     Capitalized software.......................   40,143     10,503     29,640
     Other......................................   17,558      8,731      8,827
                                                 --------   --------   --------
                                                 $702,967   $307,576   $395,391
                                                 ========   ========   ========

  For the years ended December 31, 1993, 1994 and 1995 amortization expense was $69,098, $65,767 and $63,702, including $3,320, $2,383 and $1,853 for capitalized software, respectively.

  Capitalized Data Files--Costs associated with modifying data files with current data to create updated and new files are capitalized. Purchased data files, with a net book value of $124,267 and $110,831 at December 31, 1994 and 1995, respectively, are amortized by the straight-line method over 15 years, and other capitalized data file information is amortized over three to five years.

  Intangibles Arising from Acquisitions--Intangibles arising from acquisitions prior to 1971 of $24,907 are not being amortized because there is no indication of diminished value. Intangibles arising from acquisitions after 1970 are being amortized by the straight-line method over 40 years.

  Other Intangible Assets--Costs incurred for new software products are charged to research and development expense until technological feasibility is established. Thereafter, certain costs are capitalized. Amortization begins when the product is used in a revenue producing capacity. During 1992, TRW IS&S began development of a new system to provide on-line decision-support services. For the years ended December 31, 1993, 1994 and 1995, charges to research and development expense related to this project were $5,196, $10,682 and $24,322, respectively. During 1994, the project attained technological feasibility and $10,960 and $9,654 were capitalized in 1994 and 1995,

                      TRW INFORMATION SYSTEMS & SERVICES

B. SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

respectively. Initial operation of the system is planned for the second quarter of 1996. Capitalized software is amortized by the straight-line method over three to five years.

  Other intangible assets are being amortized on a straight-line basis over their estimated useful lives, typically no more than seven years. Based upon its most recent analysis, management believes that no material impairment of intangible assets exists at December 31, 1995. Title plants are not amortized.

 Accounting Change

  Effective January 1, 1993, TRW IS&S adopted Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits, which requires accrual of the cost of benefits provided to former or inactive employees after employment but before retirement. TRW IS&S' previous practice was to record the cost of certain of these benefits as incurred.

 Income Taxes

  TRW IS&S, except for TRW REDI, is included in the TRW consolidated tax return. Income taxes have been provided on a separate return basis. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

 Other Matters

  In 1993, other (income) expense includes expense of $10,512 before tax ($6,938 after tax) to write off an intercompany note receivable from TRW RELS.

  In 1993, a reserve of $1,100 before tax ($720 after tax) for employee related benefits for former employees was reversed.

  In 1994, other (income) expense includes a gain of $17,728 before tax ($11,523 after tax) on the sale of Credentials, a direct-to-consumer credit monitoring business.

  In 1995, other (income) expense includes gains of $1,257 before tax ($817 after tax) on the sale of two product lines.

 Pending Accounting Standards

  The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Statement No. 121 establishes accounting standards for determining the impairment of long-lived assets to be held and used, certain identifiable intangibles, and goodwill related to those assets and for long-lived assets and certain identifiable intangibles to be disposed of. TRW IS&S is required to adopt Statement No. 121 during the first quarter of 1996 and it will not have a material effect on the financial condition or results of operations.

                      TRW INFORMATION SYSTEMS & SERVICES

C. NET INVESTMENT

  The net investment account includes transactions of an intercompany nature, related to deferred income taxes, employee benefit plans, other intercompany transactions and the residual net investment balance in TRW IS&S. The following table sets forth the components of net investment recognized in TRW IS&S' balance sheets at December 31, 1994 and 1995.

                                                                1994     1995
                                                              -------- --------
      Net Investment:
       Deferred income taxes--net............................ $ 41,937 $ 54,163
       Payables to other TRW units--net......................   12,954   26,902
       Employee benefit plans................................   16,905   18,369
       Residual TRW net investment...........................  329,553  319,021
                                                              -------- --------
                                                              $401,349 $418,455
                                                              ======== ========

  A summary of the activity in the net investment account is as follows:

                                                   YEAR ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1993      1994      1995
                                                  --------  --------  --------
Beginning balance................................ $423,980  $416,457  $401,349
Net earnings.....................................   28,018    56,287    51,752
Net transfers to parent company..................  (61,292)  (60,828)  (62,284)
Net intercompany transactions....................   31,751    (8,167)   27,638
Distribution to majority partner of TRW REDI.....   (6,000)   (2,400)
                                                  --------  --------  --------
Ending balance................................... $416,457  $401,349  $418,455
                                                  ========  ========  ========

                      TRW INFORMATION SYSTEMS & SERVICES

D. EMPLOYEE BENEFIT PLANS

 Pension Plans

  Substantially all TRW IS&S employees, except for employees of TRW REDI, are covered by TRW defined benefit pension plans (noncontributory). Plans for most salaried employees provide pay-related benefits based on years of service. Under TRW's funding policy, annual contributions are made to fund the plans during the participants' working lifetimes, except for nonqualified plans which are funded as benefits are paid to participants. Annual contributions to funded plans have met or exceeded ERISA's minimum funding requirements.

  Employees of TRW IS&S, except for employees of TRW REDI, may participate in a TRW sponsored contributory stock savings plan. TRW matches employee contributions up to 3% of the participant's qualified compensation. TRW contributions are held in an unleveraged employee stock ownership plan.

  TRW REDI sponsors a defined contribution pension plan covering substantially all of its employees. TRW REDI matches employee contributions up to 3% of the participant's qualified compensation.

  TRW allocates pension cost to TRW IS&S on the basis of payroll for funded plans and projected liabilities for unfunded plans. The following is a summary of the components of net periodic pension cost for defined benefit plans and the total cost for the stock savings plan and the defined contribution plan.

                                                    1993     1994      1995
                                                   -------  -------  --------
   Defined benefit plans:
     Service cost-benefits earned during the
      year........................................ $ 2,400  $ 2,809  $  2,620
     Interest cost on projected benefit
      obligation..................................   3,743    4,030     4,045
     Actual (return) loss on plan assets..........  (7,406)     994   (12,624)
     Deferred gain (loss) on plan assets..........   3,024   (6,224)    7,896
     Net amortization and other...................    (455)     (58)      (55)
                                                   -------  -------  --------
   Total pension cost of defined benefit plans....   1,306    1,551     1,882
   Stock savings plan.............................   1,839    1,922     2,219
   Defined contribution plan......................     771      853       790
                                                   -------  -------  --------
                                                   $ 3,916  $ 4,326  $  4,891
                                                   =======  =======  ========

                      TRW INFORMATION SYSTEMS & SERVICES

D. EMPLOYEE BENEFIT PLANS--(CONTINUED)

  The following table sets forth the funded status and amounts recognized in TRW IS&S' balance sheets for its defined benefit pension plans.

                                                               1994     1995
                                                              -------  -------
   Actuarial present value of benefit obligations:
     Vested benefit obligation............................... $31,132  $42,221
                                                              =======  =======
     Accumulated benefit obligation.......................... $36,856  $49,775
                                                              =======  =======
   Projected benefit obligation.............................. $45,678  $62,071
   Plan assets at fair value (primarily listed stocks and
    bonds)...................................................  48,138   60,739
                                                              -------  -------
   Plan assets (less than) in excess of projected benefit
    obligation...............................................   2,460   (1,332)
   Unrecognized net gain.....................................  (4,112)    (943)
   Unrecognized net assets...................................  (1,730)  (1,324)
   Unrecognized prior service cost...........................   1,533    1,070
   Additional minimum liability..............................  (1,102)  (1,055)
                                                              -------  -------
       Net pension (liability) recognized in the balance
        sheet................................................ $(2,951) $(3,584)
                                                              =======  =======

  As of December 31, 1994 and 1995, the discount rate used in determining the actuarial present value of benefit obligations was 8 1/2% and 7%, respectively, and the projected rate of increase in future compensation levels was 3% for 1994 and 4% for 1995. The expected long-term rate of return on assets was 9% for 1994 and 1995.

 Postretirement Benefits Other than Pensions

  A majority of TRW IS&S' retired employees are provided health care and life insurance benefits by TRW. TRW REDI provides no postretirement benefits other than pensions. The health care plans provide for cost sharing, in the form of employee contributions, deductibles, and coinsurance, between TRW IS&S and its retirees. The postretirement health care plan covering a majority of employees who retired since August 1, 1988 limits the annual increase in TRW IS&S' contribution toward the plan's cost to a maximum of the lesser of 50% of medical inflation or 4%. Life insurance benefits are generally noncontributory. TRW IS&S' policy is to fund the cost of postretirement health care and life insurance benefits in amounts determined at the discretion of TRW management. The Plans are currently not prefunded.

  The following table sets forth the funded status and amounts recognized in TRW IS&S' balance sheets at December 31, 1994 and 1995 for its postretirement benefit plans.

                                                              1994      1995
                                                            --------  --------
   Accumulated postretirement benefit obligation:
     Retirees.............................................. $  3,116  $  3,463
     Fully eligible active participants....................      131        42
     Other active participants.............................    6,242     7,262
                                                            --------  --------
                                                               9,489    10,767
   Plan assets at fair value...............................        0         0
                                                            --------  --------
   Accumulated postretirement benefit obligation in excess
    of plan assets.........................................   (9,489)  (10,767)
   Unrecognized net gain...................................   (2,622)   (2,128)
                                                            --------  --------
       Net (liability) recognized in the balance sheet..... $(12,111) $(12,895)
                                                            ========  ========

                      TRW INFORMATION SYSTEMS & SERVICES

D. EMPLOYEE BENEFIT PLANS--(CONTINUED)

  Net periodic postretirement benefit cost includes the following components:

                                                           1993    1994   1995
                                                          ------  ------ ------
   Service cost.......................................... $  481  $  525 $  432
   Interest cost.........................................    785     753    722
   Net amortization and deferral.........................    (88)           (36)
                                                          ------  ------ ------
                                                          $1,178  $1,278 $1,118
                                                          ======  ====== ======

  The discount rate used in determining the accumulated postretirement benefit obligation as of December 31, 1994 and 1995 was 8 1/2% and 7%, respectively. At December 31, 1994, the 1995 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 10% for participants under age 65 and 9% for participants age 65 or older. The rates were assumed to decrease gradually to 6% and 5%, respectively, in the year 2021 and remain at that level thereafter. At December 31, 1995, the 1996 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 10% for participants under age 65 and 9% for participants age 65 or older. The rates were assumed to decrease gradually to 6% and 5%, respectively, in the year 2021 and remain at that level thereafter. A one percent annual increase in these assumed cost trend rates would increase the accumulated postretirement benefit obligation at December 31, 1995 by approximately 8%, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1995 by approximately 9%.

  The change in discount rate and the assumed annual rates of increase in the per capita cost of covered health care benefits at December 31, 1994, reflect higher prevailing interest rates and lower expected medical inflation. The change in discount rate at December 31, 1995, reflects lower prevailing interest rates.

E. INCOME TAXES

  Income taxes differ from the statutory rate principally due to the following:

                                                              1993  1994  1995
                                                              ----  ----  ----
   U.S. statutory income tax rate...........................  35.0% 35.0% 35.0%
   Amortization of intangibles arising from acquisitions....   2.3   1.1   1.3
   State and local income taxes net of federal tax benefit..   2.9   2.9   3.0
   Effect of enacted tax law and tax rate change on
    temporary differences...................................   2.0
   Other....................................................    .1    .5    .7
                                                              ----  ----  ----
     Effective income tax rate..............................  42.3% 39.5% 40.0%
                                                              ====  ====  ====

                      TRW INFORMATION SYSTEMS & SERVICES

E. INCOME TAXES--(CONTINUED)

  The following is a summary of the significant components of TRW IS&S' deferred tax assets and liabilities as of December 31, 1994 and 1995:

                                                          DEFERRED
                                               -------------------------------
                                                 TAX ASSETS    TAX LIABILITIES
                                               --------------- ---------------
                                                1994    1995    1994    1995
                                               ------- ------- ------- -------
   Capitalized data files.....................                 $50,965 $53,564
   Other intangible assets.................... $ 3,030 $ 2,697   5,620  10,392
   Pension and postretirement benefits other
    than pensions.............................   5,134   5,410
   State and local taxes......................   1,268     968   4,529   5,180
   Reserves and accruals......................   3,707   2,113
   Fixed assets...............................   2,572     374
   Other......................................   3,621   3,660     155     249
                                               ------- ------- ------- -------
     Total.................................... $19,332 $15,222 $61,269 $69,385
                                               ======= ======= ======= =======

  Amounts paid to TRW for income taxes in 1993, 1994 and 1995 were $9.1 million, $32.6 million and $22.0 million, respectively.

F. LEASE COMMITMENTS

  TRW IS&S leases certain buildings, offices, computer and office equipment, and automobiles under operating leases. Such leases, some of which are noncancelable and in some cases include renewals, expire at various dates. TRW IS&S pays most maintenance, insurance, and tax expense relating to leased assets. Rental expense for operating leases was $42,000 in 1993 and 1994 and $51,000 in 1995.

  At December 31, 1995, future minimum lease payments for noncancelable operating leases totaled $131,000 and are payable as follows: 1996 - $30,000; 1997 - $21,000; 1998 - $12,000; 1999 - $10,000; 2000 - $9,000; and $49,000
thereafter.

G. ACQUISITIONS

  In 1995, TRW IS&S purchased substantially all of the assets of Professional Real Estate Tax Service, Inc. (PRE) and American Business Corporation (ABC). TRW IS&S issued $1,250 of 8% promissory notes that require payment in 20 equal quarterly installments of principal plus interest on the unpaid principal balance starting October 1, 1995 and ending July 1, 2000. At December 31, 1995, $1,211 is outstanding under the notes. In addition to the promissory notes, TRW IS&S agreed to pay additional consideration as follows: for a period of 120 calendar months, commencing July 1995 and ending July 2005, TRW IS&S shall pay to the seller of PRE and ABC amounts equal to 3% and 7%, respectively, of the monthly gross billable revenues for tax services rendered during such months by PRE and ABC.

  In 1994, TRW IS&S acquired all of the outstanding stock of Rufus S. Lusk & Son, Inc. (Lusk) for $5,750 in a purchase business combination. The estimated excess purchase price of $5,533 has been determined based on the allocation of the purchase price to the assets acquired and liabilities assumed and is being amortized on the straight-line basis over 40 years. The operating results of Lusk are included in the combined statement of earnings from the date of acquisition.

  A note payable was issued to the shareholders of Lusk in connection with the acquisition. The note balance is $925 at December 31, 1995 and bears interest at a variable rate (8.75% at December 31, 1995) and is payable in monthly installments of $42 through October 1997.

                      TRW INFORMATION SYSTEMS & SERVICES

H. DIVESTITURE

  In 1995, TRW IS&S sold the California C&I Business and the C&I Data Extract Business (in certain territories) to COMPS Infosystems, Inc. (COMPS). TRW IS&S retained all liabilities related to the divested businesses. As consideration, TRW IS&S received $225 in cash and promissory notes with a face value of $750. At December 31, 1995, TRW IS&S has a note receivable from COMPS of $425. TRW IS&S recorded a before tax gain on sale of $543.

  In 1995, TRW IS&S sold the Search Access product line for $800 in cash and recorded a before tax gain of $714.

I. RESTRUCTURING

  Prior to 1994, TRW IS&S recognized restructuring and related costs when management and the Board of Directors of TRW approved a formal plan of action to restructure and amounts were reasonably estimable and probable to be paid. At that time, incremental costs directly associated with the restructuring plan were accrued by a charge to operations. Beginning in 1994, restructuring and related costs were recognized in accordance with Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).

  At December 31, 1994 and 1995, other accruals include $10,666 and $2,673, respectively, relating to restructuring reserves:

                                                                  1994    1995
                                                                 ------- ------
   Facilities relocation and lease terminations................. $ 6,664 $1,314
   Employee related costs.......................................   3,724  1,359
   Other........................................................     278
                                                                 ------- ------
                                                                 $10,666 $2,673
                                                                 ======= ======

  In 1994, restructuring expense of $8,800 was recorded to cover the costs of closing, downsizing, and relocating certain facilities and restructuring of the TRW REDI organization. Key elements of the restructuring program, which is expected to be completed in 1997, included termination benefits for approximately 370 employees from throughout the organization, including data entry personnel, supervisors, and management.

  Additional restructuring expense of $3,600 and $3,916 in 1993 and 1994, respectively, principally relates to costs incurred for the relocation of the data center from Orange, California, to Allen, Texas.

  The following summarizes the 1995 restructuring reserve activity:

   Balance at December 31, 1994...................................... $10,666
   Excess reserves returned to profit, resulting principally from cost reimbursements being higher than estimated..................  (3,317)
   Used for intended purpose.........................................  (4,676)
                                                                      -------
   Balance at December 31, 1995...................................... $ 2,673
                                                                      =======

                      TRW INFORMATION SYSTEMS & SERVICES

J. RELATED PARTY TRANSACTIONS

  TRW REDI entered into trademark agreements with its partners, which require the payment to each partner of a fee equal to 1% of the net sales price (as defined) of services sold by TRW REDI for a five year period which commenced September 1, 1991. Expenses under the agreements for the years ended December 31, 1993, 1994 and 1995 were $2,079, $1,945 and $1,845, respectively. At
December 31, 1994 and 1995, $349 and $1,000, respectively, are payable to TRW, and $201 and $199, respectively, are payable to the minority partner of TRW REDI, which represents trademark expense and other obligations of TRW REDI.

  Under the terms of a Cash Management and Loan Agreement with TRW, TRW REDI has an overdraft line of credit of $8,000 to June 30, 1996, reduced to $5,000 to January 1, 1997 and $4,000 to December 1, 1997. The interest rate is the 30-day commercial paper rate plus 1%. The balance outstanding at December 31, 1995 was $4,859.

  Other assets at December 31, 1995 include an investment in VR Limited Partnership ("VRLP") of $195. TRW REDI leases office space from VRLP through an operating lease. During 1994 and 1995, TRW REDI paid rent of $62 and $165, respectively, to VRLP.

  Certain of the units in the combined financial statements participate in TRW's cash management system, under which TRW withdraws daily the unit's cash receipts and covers any disbursements that have cleared the bank.

  TRW Corporate incurs general and administrative expenses that relate to all of TRW's operating units, which are allocated based upon each operating unit's cost of operations. TRW IS&S recorded these expenses with an offsetting entry to the net investment account after related income taxes. Group Staff expenses are included in cost of sales and administrative and selling expenses for financial statement presentation purposes and were $12,405, $11,463 and $10,171 in 1993, 1994 and 1995, respectively.

K. COMMITMENTS AND CONTINGENCIES

  TRW IS&S paid $565 in 1995, which was accrued at December 31, 1994, to settle two shareholder derivative actions. The payment represented plaintiffs' attorneys' fees. The settlement includes the adoption of certain therapeutic measures involving the oversight of the consumer credit reporting business.

  TRW IS&S terminated two credit bureau contracts with certain plaintiffs as a result of a merger. Plaintiffs filed suit alleging that TRW IS&S breached the bureaus' contracts by retaining and using the credit information owned by the bureaus after the contracts expired. TRW IS&S won the liability phase at trial. The judgment was subsequently reversed by the appellate division and the case was remanded for a trial on damages. TRW IS&S has accrued $600 at December 31, 1994 and 1995. Trial is scheduled for June 1996. While the ultimate outcome of the litigation cannot be determined, management does not expect that this matter will have a material adverse effect on the combined financial position of TRW IS&S.

  A plaintiff contends that TRW IS&S breached a commercial lease by failing to restore the premises to its pre-occupancy condition and by holding-over after the termination of the lease. The court found that TRW IS&S breached the lease and that TRW IS&S owed the landlord double rent. The court found in favor of the Plaintiff for $446, including pre-judgment interest, which was accrued at December 31, 1994 and 1995. Plaintiffs have demanded $2,000 to settle. This judgment was affirmed on appeal. TRW IS&S will petition the Supreme Court of New Jersey for review of the judgment.

                      TRW INFORMATION SYSTEMS & SERVICES

              NOTES TO COMBINED FINANCIAL STATEMENTS--(CONCLUDED)

K. COMMITMENTS AND CONTINGENCIES--(CONTINUED)

  TRW IS&S is subject to various other legal proceedings and claims that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the combined financial position or results of operations of TRW IS&S.

L. EVENT SUBSEQUENT TO DATE OF INDEPENDENT AUDITORS REPORT [UNAUDITED]

  On September 19, 1996 (the "Recapitalization Closing"), Experian Corporation effected a recapitalization (the "Recapitalization") in which Bain Capital, Inc. and its affiliates (collectively "Bain"), Thomas H. Lee Company and its affiliates (collectively, "THL") and certain other investors (Bain, THL and such other investors are collectively referred to as the "Investors") invested $248.7 million (the "Equity Investment") in, and became the largest shareholders of, Experian Corporation. At the same time, Experian Information Solutions, Inc., a subsidiary of the Company ("Experian"), entered into a loan agreement with The Chase Manhattan Bank ("Chase") and Bankers Trust Company ("Bankers Trust") providing for up to $625.0 million of Senior Indebtedness (the "Credit Facilities"), $575.0 million of which was borrowed at the Recapitalization Closing, and a bridge loan agreement with Chase, Bankers Trust and The Bear Stearns Companies Inc. for $250.0 million of senior subordinated indebtedness (the "Bridge Loan"). Proceeds from the Credit Facilities and Bridge Loan, along with the Equity Investment, were used to pay all amounts owed to TRW under a $761.3 million note of Experian (the "TRW Note"), to pay TRW $248.7 million in connection with the redemption of certain stock of TRW in the Company and to pay fees and expenses relating to the Recapitalization Closing.

  Experian Corporation owns all of the outstanding capital stock of Experian. Bain owns approximately 34.2% of the voting power of Experian Corporation, THL owns approximately 34.4% of the voting power of Experian Corporation, TRW owns securities entitled to approximately 19.2% of the voting power of Experian Corporation and certain other investors own approximately 12.2% of the voting power of the Company.

  Immediately prior to the Recapitalization Closing, Experian Corporation purchased the remaining 40% of TRW REDI for $45.0 million.

                       TRW INFORMATION SYSTEMS & SERVICES

                             COMBINED BALANCE SHEET

                                                                      JUNE 30,
                                                                        1996
                                                                     -----------
                                                                     (THOUSANDS
                                                                     OF DOLLARS)
                                                                     (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents.........................................  $    362
  Accounts receivable...............................................    87,667
  Prepaid expenses..................................................    10,419
                                                                      --------
    Total current assets............................................    98,448
Property and equipment--net.........................................    47,093
Capitalized data files..............................................   211,173
Goodwill............................................................   139,131
Other intangible assets.............................................    45,505
Other assets........................................................     7,981
                                                                      --------
    Total assets....................................................  $549,331
                                                                      ========
LIABILITIES AND NET INVESTMENT
Current liabilities
  Accounts payable..................................................  $ 16,940
  Other accruals....................................................    18,918
  Accrued compensation..............................................    24,147
  Deferred revenue and advance billings.............................    27,720
                                                                      --------
    Total current liabilities.......................................    87,725
Long-term liabilities...............................................     1,561
Minority interest...................................................    27,006
Net investment......................................................   433,039
                                                                      --------
    Total liabilities and net investment............................  $549,331
                                                                      ========


                  See notes to combined financial statements.

                       TRW INFORMATION SYSTEMS & SERVICES

                        COMBINED STATEMENTS OF EARNINGS

                                                         SIX MONTHS ENDED
                                                             JUNE 30,
                                                      ------------------------
                                                         1995         1996
                                                      -----------  -----------
                                                      (THOUSANDS OF DOLLARS)
                                                            (UNAUDITED)
Sales................................................    $267,665     $286,173
Cost of sales........................................     136,992      149,327
                                                      -----------  -----------
Gross profit.........................................     130,673      136,846
Administrative and selling expenses..................      74,506       73,878
Research and development expenses....................       9,519       20,229
Restructuring (income) expense.......................         --        (1,130)
TRW corporate general and administrative expenses....       2,382        2,545
Minority interest....................................         769        2,276
Interest expense.....................................         246          574
Other (income) expense, net .........................         (52)         400
                                                      -----------  -----------
Earnings before income taxes.........................      43,303       38,074
Provision for income taxes...........................      17,321       15,230
                                                      -----------  -----------
Net earnings......................................... $    25,982  $    22,844
                                                      ===========  ===========


                  See notes to combined financial statements.

                       TRW INFORMATION SYSTEMS & SERVICES

                       COMBINED STATEMENTS OF CASH FLOWS

                                                       SIX MONTHS ENDED
                                                           JUNE 30,
                                                       ------------------
                                                         1995      1996
                                                       --------  --------
                                                         (THOUSANDS OF
                                                           DOLLARS)
                                                            (UNAUDITED)
OPERATING ACTIVITIES
Net earnings.......................................... $ 25,982  $ 22,844
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
  Depreciation and amortization.......................   39,799    41,159
  Gain on sale of Sanborn.............................      --     (3,699)
  Full reserve of Comcred notes receivable............      --      4,837
  Deferred income taxes...............................    6,034       460
  Restructuring.......................................     (147)     (127)
  Other, net..........................................    1,518       256
  Changes in assets and liabilities, net of effects of
   businesses acquired or sold:
    Accounts receivable...............................  (12,465)   (1,395)
    Prepaid expenses..................................   (1,104)     (322)
    Accounts payable and other accruals...............   (9,090)  (18,909)
    Other, net........................................   (1,933)    2,221
                                                       --------  --------
Net cash provided by operating activities.............   48,594    47,325
INVESTING ACTIVITIES
Capital expenditures..................................   (5,764)   (5,858)
Expenditures for intangible assets....................  (28,032)  (33,217)
Proceeds from divestiture.............................      --      4,800
Proceeds from sale of property and equipment..........       38        61
Other, net............................................     (640)     (982)
                                                       --------  --------
Net cash used in investing activities.................  (34,398)  (35,196)
FINANCING ACTIVITIES
Net transfers and payments with TRW Inc. .............  (13,990)  (12,207)
Change in debt........................................     (283)     (425)
                                                       --------  --------
Net cash used in financing activities.................  (14,273)  (12,632)
                                                       --------  --------
Decrease in cash and cash equivalents.................      (77)     (503)
Cash and cash equivalents at beginning of period......       81       865
                                                       --------  --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD............ $      4  $    362
                                                       ========  ========

                  See notes to combined financial statements.

                      TRW INFORMATION SYSTEMS & SERVICES

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                            JUNE 30, 1995 AND 1996
                            (THOUSANDS OF DOLLARS)

A. BASIS OF PRESENTATION

  These combined financial statements of TRW Information Systems & Services (TRW IS&S) include: TRW Information Services, TRW Business Credit Services, and IS&S Staff, which are divisions of TRW Inc. (TRW); IS&S International, Inc., Hotel Management Inc. and Information Systems and Services, Inc., which are wholly-owned subsidiaries of TRW; and TRW REDI Property Data (TRW REDI), in which TRW owns a 60% partnership interest. All significant intragroup accounts and transactions have been eliminated in combination. The combined financial statements exclude certain operating units historically included in TRW's Information Systems & Services business segment.

  TRW IS&S operates in a single line of business, substantially all of which is domestic--the sale of consumer and business information--organized along three product lines: Consumer Information Services, Business Information Services, and Real Estate Information Services. Consumer Information Services provides consumer credit reports to retailers, financial organizations, and other credit-granting organizations. Business Information Services provides business credit decision support and demographic information for business-to-business credit granting and direct marketing efforts to retailers and other credit-granting organizations. Real Estate Information Services provides property data services and title information services to title companies, appraisers, and real estate brokers.

  The accompanying combined financial statements have been prepared by TRW IS&S without audit; however, in the opinion of TRW IS&S, the accompanying combined financial statements include all adjustments (including those which are of a normal and recurring nature) necessary for a fair presentation of the results for the interim periods. The combined results for any interim period may not be indicative of the results for the entire year. These interim combined financial statements should be read in conjunction with the financial statements for the years ended December 31, 1993, 1994 and 1995.

B. RECAPITALIZATION TRANSACTION

  As more fully described in "The Recapitalization" section of the Registration Statement on Form S-1 of Experian Corporation, a Recapitalization Agreement was entered into as of February 9, 1996 among TRW, certain TRW subsidiaries and a Delaware corporation owned by certain Investors, as defined. At the Recapitalization Closing on September 19, 1996, Experian Corporation merged into IS&S Holdings, Inc., following which IS&S Holdings, Inc. changed its name to Experian Corporation. Immediately subsequent to the Recapitalization Closing, TRW maintained 19.6% of the voting power of the Company.

C. INVESTMENT IN COMCRED

  TRW IS&S invested in Comcred S.A. de CV ("Comcred"), a start-up Mexican credit data company. TRW IS&S purchased 2,400 shares of Comcred's Series B stock (20% interest) for $750. TRW IS&S accounts for its investment in Comcred using the equity method of accounting. In 1995, such investment balance was reduced to zero as a result of the recognition of TRW IS&S' share of losses incurred by Comcred. In addition, TRW IS&S has entered into three note agreements which allow Comcred to draw down cash as necessary. Two of the promissory notes have conversion features which allow TRW IS&S to convert an amount of principal and interest that would result in issuance of an additional 29% of Comcred's total voting securities. As of June 30, 1996, TRW IS&S

                      TRW INFORMATION SYSTEMS & SERVICES
had principal and interest totaling $4,837 outstanding under the notes. During the second quarter of 1996, Comcred did not obtain approval for a significant contract with the Mexican government. As a result, TRW IS&S has fully reserved for all amounts due from Comcred under these notes.

D. ACCOUNTING STANDARDS

  The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 (SFAS No. 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 121 establishes accounting standards for determining the impairment of long-lived assets to be held and used, certain identifiable intangibles, and goodwill related to those assets and for long-lived assets and certain identifiable intangibles to be disposed of. TRW IS&S adopted the provisions of SFAS No. 121 during the first quarter of 1996 and it did not have an effect on the financial condition or results of operations.

E. COMMITMENTS AND CONTINGENCIES

  TRW IS&S terminated two credit bureau contracts with certain plaintiffs as a result of a merger. Plaintiffs filed suit alleging that TRW IS&S breached the bureaus' contracts by retaining and using the credit information owned by the bureaus after the contracts expired. TRW IS&S won the liability phase at trial. The judgment was subsequently reversed by the appellate division and the case was remanded for a trial on damages. As a result, TRW IS&S had accrued $600 as of December 31, 1995 and June 30, 1996. Trial is scheduled for September 1996. While the ultimate outcome of the litigation cannot be determined, management does not expect that this matter will have a material adverse effect on the Company.

F. DIVESTITURE

  In 1996, TRW REDI sold Sanborn Mapping and Geographic Information Services ("Sanborn") for $4,800 in cash and recorded a gain of $3,699 before minority interest and taxes.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURI-TIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER WILL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            -----------------------

UNTIL    , 1996 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
TABLE OF CONTENTS

Available Information.....................................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................   12
Use of Proceeds...........................................................   17
Unaudited Pro Forma Capitalization........................................   18
Unaudited Pro Forma Financial Data........................................   20
Selected Historical Combined Financial Data...............................   32
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   34
Business..................................................................   42
Management................................................................   56
Principal Stockholders....................................................   61
Description of Capital Stock..............................................   63
Description of Credit Facilities..........................................   67
Certain Relationships and Related Transactions............................   70
Underwriting..............................................................   72
Legal Matters.............................................................   74
Experts...................................................................   74
Index to Financial Statements.............................................  F-1

PROSPECTUS

     SHARES

EXPERIAN CORPORATION

COMMON STOCK

   , 1996

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The estimated costs (other than underwriting discounts and commissions) of issuance and distribution of the securities being registered are as follows:

     SEC Registration Filing Fee....................................... $80,304
     NASD Filing Fee...................................................
     [NASDAQ/NYSE] Listing Fee.........................................    *
     Blue Sky Fee and Expenses.........................................    *
     Accounting Fees and Expenses......................................    *
     Legal Fees and Expenses...........................................    *
     Printing..........................................................    *
     Transfer Agent and Registrar Fees.................................    *
     Miscellaneous.....................................................    *
                                                                        -------
         Total......................................................... $     *
                                                                        =======

--------
 *To be completed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

  The Certificate of Incorporation of the Company provides that its Directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. The Certificate of Incorporation of Experian further provides that it shall indemnify its directors and officers to the full extent permitted by the laws of the State of Delaware.

  The Stockholders Agreement provides for indemnification of each of the Registrant's directors and officers in certain circumstances.

  The Company will purchase a Directors and Officers Liability Insurance Policy for certain losses arising from certain claims and charges, including claims and charges under the Securities Act, which may be made against such persons while acting in their capacities as directors and officers of the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  [TO BE UPDATED]

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

  The following exhibits are filed as a part of this Registration Statement.

     EXHIBIT
       NO.     DESCRIPTION
     -------   -----------
       1.1     Form of Underwriting Agreement.*
       2.1     Recapitalization Agreement dated February 9, 1996, as amended
                June 17, 1996.**
       3.1     Certificate of Incorporation of the Registrant.*
       3.2     Bylaws of the Registrant.
       4.1     Stockholders Agreement
       5.1     Opinion of Ropes & Gray.*
      10.1     Lease and Agreement between Allen Office Investment Limited
                Partnership and TRW Inc.**
      10.2     Credit Facilities*
      11.1     Statement re: Computation of pro forma and supplemental pro forma income per share.*
      16.1     Letter re change in certifying accountant.
      23.1     Consent of Ropes & Gray (contained in Exhibit 5.1).*
      23.2     Consent of Ernst & Young LLP.
      24.1     Powers of Attorney (contained on the signature page to this
                Registration Statement).
      27.1     Financial Data Schedule.**

--------
 * To be filed by amendment
** Previously filed as the correspondingly numbered exhibit to the Registration Statement on Form S-1 of Experian Information Solutions, Inc., as amended (Registration No. 333-6117)

  (b)Financial Statement Schedules

  The following financial statement schedules not included in the prospectus appear on the following pages of this Registration Statement:

     PAGE   SCHEDULE
     ----   --------
     II-4   Report of Independent Auditors.
     II-5   TRW Information Systems & Services--Valuation Accounts.

  All other schedules are either inapplicable or the information is included in the Financial Statements or the Notes thereto have therefore been omitted.

ITEM 17. UNDERTAKINGS

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b) The Company hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at this time shall be deemed to be the initial bona fide offering thereof.

                        REPORT OF INDEPENDENT AUDITORS

TRW Inc.

  We have audited the combined financial statements of TRW Information Systems & Services as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995, and have issued our report thereon dated January 29, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of TRW Inc.'s management. Our responsibility is to express an opinion based on our audits.

  In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

January 29, 1996                                          /s/ Ernst & Young LLP
Cleveland, Ohio

                       TRW INFORMATION SYSTEMS & SERVICES

                               VALUATION ACCOUNTS

                  FOR THE THREE YEARS ENDED DECEMBER 31, 1995
                             (THOUSANDS OF DOLLARS)

                                          ADDITIONS
                                    ----------------------
                         BALANCE AT CHARGED TO RECOVERIES  DEDUCTIONS- BALANCE
                         BEGINNING  COSTS AND  ON ACCOUNTS  ACCOUNTS   AT END
                          OF YEAR    EXPENSES  CHARGED OFF CHARGED OFF OF YEAR
                         ---------- ---------- ----------- ----------- -------
Allowance for Doubtful
 Accounts:
  1995..................   $4,699     $4,694        --       $(4,689)  $4,704
                           ======     ======      =====      =======   ======
  1994..................   $4,587     $3,898        --       $(3,786)  $4,699
                           ======     ======      =====      =======   ======
  1993..................   $4,073     $4,514        --       $(4,000)  $4,587
                           ======     ======      =====      =======   ======

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE COMPANY HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOSTON, THE STATE OF MASSACHUSETTS, ON THIS 28TH DAY OF OCTOBER, 1996.

                                          Experian Corporation

                                                    /s/ D. Van Skilling
                                          By: _________________________________
                                          Title:      Chief Executive Officer

                               POWER OF ATTORNEY

  WE, THE UNDERSIGNED OFFICERS AND DIRECTORS OF EXPERIAN CORPORATION, HEREBY SEVERALLY CONSTITUTE ANTHONY J. DINOVI, JONATHAN S. LAVINE, D. VAN SKILLING AND JAMES ANTAL AND EACH OF THEM SINGLY, AS OUR TRUE AND LAWFUL ATTORNEYS WITH FULL POWER TO THEM, AND EACH OF THEM SINGLY, TO SIGN FOR US AND IN OUR NAMES IN THE CAPACITIES INDICATED BELOW, THE REGISTRATION STATEMENT FILED HEREWITH AND ANY AND ALL AMENDMENTS TO SAID REGISTRATION STATEMENT (INCLUDING POST-EFFECTIVE AMENDMENTS), AND GENERALLY TO DO ALL SUCH THINGS IN OUR NAME AND BEHALF IN OUR CAPACITIES AS OFFICERS AND DIRECTORS TO ENABLE EXPERIAN CORPORATION TO COMPLY WITH THE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, AND ALL REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION, HEREBY RATIFYING AND CONFIRMING OUR SIGNATURES AS THEY MAY BE SIGNED BY OUR SAID ATTORNEYS, OR ANY OF THEM, TO SAID REGISTRATION STATEMENT AND ANY AND ALL AMENDMENTS THERETO.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THIS 28TH DAY OF OCTOBER, 1996.

              SIGNATURE                                   TITLE

         /s/ D. Van Skilling                      Chief Executive
-------------------------------------             Officer, President
           D. VAN SKILLING                        and Director
                                                  (principal executive
                                                  officer)

           /s/ James Antal                        Vice President,
-------------------------------------             Chief Financial
             JAMES ANTAL                          Officer (principal
                                                  financial and
                                                  accounting officer)

        /s/ Anthony J. DiNovi                     Director
-------------------------------------

          ANTHONY J. DINOVI
         /s/ Donald G. Kovar                      Director
-------------------------------------

           DONALD G. KOVAR
        /s/ Mark E. Nunnelly                      Director
-------------------------------------

          MARK E. NUNNELLY
        /s/ Scott M. Sperling                     Director
-------------------------------------

          SCOTT M. SPERLING
         /s/ Robert F. White                      Director
-------------------------------------
           ROBERT F. WHITE

                                 EXHIBIT INDEX

 EXHIBIT
   NO.                            DESCRIPTION                            PAGE
 -------                          -----------                            ----
   1.1   Form of Underwriting Agreement.*
   2.1   Recapitalization Agreement dated February 9, 1996, as amended
         June 17, 1996.**
   3.1   Certificate of Incorporation of the Registrant.*
   3.2   Bylaws of the Registrant.
   4.1   Stockholders Agreement.
   5.1   Opinion of Ropes & Gray.*
  10.1   Lease and Agreement between Allen Office Investment Limited
          Partnership and
          TRW Inc.**
  10.2   Credit Facilities*
  11.1   Statement re: Computation of pro forma and supplemental pro forma income per share.*
  16.1   Letter re change in certifying accountants.
  23.1   Consent of Ropes & Gray (contained in Exhibit 5.1).*
  23.2   Consent of Ernst & Young LLP.
  24.1   Powers of Attorney (contained on the signature page to this
         Registration Statement).
  27.1   Financial Data Schedule.**

--------
* To be filed by amendment
** Previously filed as the correspondingly numbered exhibit to the Registration Statement on Form S-1 of Experian Information Solutions, Inc., as amended (Registration No. 333-6117)